UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 1-13270

FLOTEK INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**90-0023731**
(State of other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5775 N. Sam Houston Parkway W., Suite 400, Houston, TX	**77086**
(Address of principal executive offices)	**(Zip Code)**

(713) 849-9911
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	FTK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark:

- if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
- if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
- whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
- whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
- whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐
Smaller reporting company ☒ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements .☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2025 (based on the closing market price on the New York Stock Exchange on June 30, 2025) was approximately $204.7 million.
At March 13, 2026, there were 36,172,491 outstanding shares of the registrant's common stock, $0.0001 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement in connection with the 2026 Annual Meeting of Stockholders to be filed with the Commission pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report"), and in particular, Part II, Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are not historical facts, but instead represent the current assumptions and beliefs regarding future events of Flotek Industries, Inc. ("Flotek" or the "Company"), many of which, by their nature, are inherently uncertain and outside the Company's control. Such statements include estimates, projections, and statements related to the Company's business plan or performance under the ProFrac Agreement (defined below) or Lease Agreement (defined below), objectives, expected operating results, and assumptions upon which those statements are based. The forward-looking statements contained in this Annual Report are based on information available as of the date of this Annual Report.

The forward-looking statements relate to future industry trends and economic conditions, forecast performance or results of current and future initiatives and the outcome of contingencies and other uncertainties that may have a significant impact on the Company's business, future operating results and liquidity. These forward-looking statements generally are identified by words including, but not limited to, "anticipate," "believe," "estimate," "commit," "budget," "aim," "potential," "schedule," "continue," "intend," "expect," "plan," "forecast," "target," "think," "likely," "project" and similar expressions, or future-tense or conditional constructions such as "will," "may," "should," "could" and "would," or the negative thereof or other variations thereon or comparable terminology. The Company cautions that these statements are merely predictions and are not to be considered guarantees of future performance. Forward-looking statements may also include statements regarding the anticipated performance under the ProFrac Agreement (defined below) or Lease Agreement (defined below) or amendments thereto and the potential value thereof or potential revenue or liquidated damages thereafter. Forward-looking statements are based upon current expectations and assumptions that are subject to risks and uncertainties that can cause actual results to differ materially from those projected, anticipated or implied.

A detailed discussion of potential risks and uncertainties that could cause actual results and events to differ materially from forward-looking statements include, but are not limited to, those discussed in Part I, Item 1A — "Risk Factors" of this Annual Report and in subsequent reports filed with the Securities and Exchange Commission ("SEC"). The Company has no obligation, and it disclaims any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information or future events, except as required by law.

Item 1. Business

General

Flotek strives to be the collaborative partner of choice for solutions that reduce the environmental impact of energy on air, water, land and people. An advanced technology-driven, chemical and data analytics company, Flotek seeks to provide unique and innovative solutions to its customers in both the domestic and international energy markets. The Company is committed to delivering products and services that endeavor to maximize customer returns by leveraging chemistry as the common value creation platform.

The Company's Chemistry Technologies ("CT") segment designs, develops, manufactures, packages, distributes and markets optimized chemistry solutions that we believe help customers improve their return on invested capital, lower operational costs and realize tangible environmental benefits aimed at enhancing the profitability of hydrocarbon producers.

The Company's Data Analytics ("DA") segment provides analytical measurement and digital solutions, including measure-and-control services, that deliver near real-time insights for process control across the oil and gas value chain and emerging applications in power and digital valuation. DA solutions help customers optimize performance, improve decision-making, and reduce emissions and carbon intensity.

The Company was initially incorporated under the laws of the Province of British Columbia in 1985. In October 2001, the Company changed its corporate domicile to the State of Delaware. In December 2007, the Company's common stock began trading on the New York Stock Exchange ("NYSE") under the stock ticker symbol "FTK."

As used herein, "Flotek," the "Company," "we," "our" and "us" refers to Flotek Industries, Inc. and/or the Company's wholly-owned subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationship.

Recent Developments

The Company entered into a series of transactions in connection with an Asset Purchase Agreement, dated as of April 28, 2025 (the "Purchase Agreement"), with ProFrac GDM, LLC ("ProFrac GDM"), an indirect subsidiary of ProFrac Holding Corp. ("ProFrac"), and various subsidiaries of ProFrac, pursuant to which, among other things, the Company acquired certain mobile power generation assets, comprised of twenty-two operating units and eight units under construction, certain inventory and related intellectual property (the "Acquired Assets"). Concurrently, the Leased Equipment (as defined below) was leased back to ProFrac GDM pursuant to an Agreement for Equipment Rental, dated as of April 28, 2025, by and between PWRtek, LLC ("PWRtek"), a wholly-owned subsidiary of the Company, and ProFrac GDM (the "Lease Agreement") (collectively, the "PWRtek Transactions"). As of December 31, 2025, the eight units under construction have been completed and placed into service.

Total consideration paid by the Company in connection with the PWRtek Transactions was $107.5 million, which consisted of the following: (1) an offset of $17.6 million against the Company's accrued and 2024 Contract Shortfall Fee (defined below), which was the consideration for the acquisition of the Acquired Assets, (2) a warrant (the "April 2025 Warrant") to purchase 6,000,000 shares of the Company's common stock, (3) a secured promissory note, issued by PWRtek in the initial principal amount of $40 million (the "PWRtek Note"), and (4) a $7.2 million offset against the 2025 Contract Shortfall Fee (the "OSP Offset") amount due under the ProFrac Agreement (as defined below). For additional information, see "Part II, Item 8. Financial Statements and Supplementary Data - Note 3 - Asset Acquisition."

On November 7, 2025, the Company entered into a series of agreements with ProFrac GDM, in connection with the assignment of the PWRtek Note to PC Energy Credit I LLC, an affiliate of the founders and principal stockholders of ProFrac and entities owned by or affiliated with them and a related party to ProFrac (the "Note Assignment").

In connection with the Note Assignment, (1) the Company and ProFrac GDM entered into that certain Consent, Acknowledgement and Amendment to Senior Secured Note Documents, dated as of November 7, 2025 (the "Assignment Consent"), (2) ProFrac and ProFrac GDM entered into that certain Guaranty, dated as of November 7, 2025 (the "ProFrac Parent Guaranty"), and (3) the Company and ProFrac GDM entered into that certain Amendment No. 1 to Agreement for Equipment Rental, dated as of November 7, 2025 (the "Lease Amendment," and together with the Assignment Consent and the ProFrac Parent Guaranty, the "Transaction Documents").

Pursuant to the Transaction Documents, in consideration for the Company's consent to the Note Assignment, the parties involved agreed to various amendments which include, among other things, (a) the provision of a guaranty by ProFrac of all of ProFrac GDM's obligations under the Lease Agreement, (b) the elimination of all make-whole amounts and prepayment premiums applicable to the PWRtek Note, providing the Company with the unrestricted ability to prepay the PWRtek Note without premiums or penalties, (c) the removal of a "Material Adverse Effect" event of default under the PWRtek Note relating to the Company, and (d) the removal of restrictions included in the PWRtek Note on PWRtek's ability to make distributions (as well as the corresponding removal of restrictions included in the Lease Agreement on ProFrac GDM's ability to make distributions). In addition, in order to facilitate the Note Assignment, the parties further agreed to the removal of the mutual rights to offset Contract Shortfall Fees that are payable under the ProFrac Agreement and the Company's right to offset amounts due pursuant to the Lease Agreement against the principal of the PWRtek Note. As a result, the full principal amount of the PWRtek Note will be payable in cash by the Company, rather than via offset against amounts payable pursuant to the Company's other agreements with ProFrac and its affiliates.

The Company incurred $4.4 million of asset acquisition expenses for the PWRtek Transactions. These costs are primarily comprised of professional services including legal, accounting, and other professional or consulting fees.

On March 3, 2026, the Company announced that it had been awarded its first contract to deliver power services for utilities infrastructure support. Under the agreement, the Company expects to coordinate the installation of up to 50 megawatts ("MW") of power generation equipment including the Company's gas distribution and conditioning assets to support critical federal disaster recovery initiatives. The initial term of the agreement is for six-months, with customer option to extend to four years. The Company expects to begin deploying equipment during the second quarter of 2026.

On March 12, 2026, the Company and ProFrac entered into an agreement (as amended, the "OSP Agreement") regarding the settlement of 2025 Contract Shortfall Fees payable to the Company under the ProFrac Agreement for the measurement period of January 1, 2025 to December 31, 2025. The OSP Agreement provides for the payment of an aggregate of $19.7 million (which amount represents $27.4 million of 2025 Contract Shortfall Fees, net of the OSP Offset and other minor adjustments) of consideration to the Company as follows: $7.2 million to be paid in cash and $12.5 million to be satisfied through an equipment construction and rental credit (the "Equipment Credit"). Under the OSP Agreement, the Company has committed to purchase and/or rent $12.5 million of equipment from ProFrac to be used for opportunities within the Data Analytics segment, with the costs of such equipment to be offset by the Equipment Credit. The Company expects to utilize the Equipment Credit during 2026, however any unused amounts at the end of 2026 would be available for use in 2027 until the full credit is utilized.

On March 13, 2026, ProFrac GDM exercised the April 2025 Warrant and was issued 6,000,000 shares of the Company's common stock.

Description of Operations and Segments

The Company's operations have two business segments, CT and DA, which are both supported by the Company's Research & Innovation ("R&I") advanced laboratory capabilities. Financial information about the Company's operating segments and geographic concentration is provided in Note 19, "Business Segment, Geographic and Major Customer Information" in Part II, Item 8 – "Financial Statements and Supplementary Data" of this Annual Report.

Chemistry Technologies

The Company's CT segment provides sustainable, optimized chemistry solutions that we believe maximize our customers' value by improving return on invested capital, lowering operational costs and providing tangible environmental benefits. The Company's proprietary chemistries, specialty chemistries, logistics and technology services seek to enable our customers to pursue improved efficiencies and performance throughout the life cycle of their desired chemical applications program. The Company designs, develops, manufactures, packages, distributes and markets optimized chemistry solutions that are designed to accelerate existing sustainability practices to reduce the environmental impact of energy on the air, water, land and people.

Customers of the CT segment include energy-related companies, such as our related party ProFrac Services, LLC ("ProFrac Services"), with whom we have a long-term chemistry supply agreement, as well as industrial companies. Major integrated oil and gas companies, oilfield services companies, independent oil and gas companies, national and state-owned oil companies, geothermal energy companies, solar energy companies and advanced alternative energy companies may benefit from our best-in-class technology, field operations, and continuous improvement exercises that go beyond existing sustainability practices.

ProFrac Supply Agreement

On February 2, 2022, the Company entered into a Chemical Products Supply Agreement with ProFrac Services, which was subsequently amended on May 17, 2022 and February 1, 2023 (as amended, the "ProFrac Agreement").

The ProFrac Agreement contains minimum requirements for chemistry purchases. If the minimum volume purchases are not achieved within the applicable measurement period, ProFrac Services is required to pay to the Company, as liquidated damages, an amount equal to twenty-five percent (25%) of the difference between (i) the aggregate purchase price of the quantity of products comprising the minimum purchase obligation and (ii) the actual purchased volume during the measurement period ("Contract Shortfall Fees"). The measurement period for Contract Shortfall Fees during 2024 was January 1, 2024 through December 31, 2024. Related party revenues for the year ended December 31, 2024 reflect Contract Shortfall Fees of $32.4

million. The measurement period for Contract Shortfall Fees during 2025 was January 1, 2025 through December 31, 2025. The minimum purchase requirements were not met during the 2025 measurement period, and as a result, related party revenues for the year ended December 31, 2025 reflect Contract Shortfall Fees of $27.4 million. As described in "- Recent Developments" above, on March 12, 2026, the Company and ProFrac entered into the OSP Agreement regarding the settlement of 2025 Contract Shortfall Fees.

Data Analytics

The Company's Data Analytics ("DA") segment delivers real-time measurement information and insights to its customers designed to enable optimization of operations and reduction of emissions and their carbon intensity. The Company's technologies are founded upon an industry leading field-deployable, in-line optical near-infrared spectrometer that measures the quality, quantity and composition of hydrocarbon flows. The instrument's response is processed with advanced chemometrics modeling, artificial intelligence and machine learning algorithms to deliver valuable insights to our customers every 5-15 seconds.

The DA segment generates revenues through a combination of short and long-term equipment rentals (service revenue) and capital sales (product revenue) both of which are founded on the usage of the segment's proprietary real-time measurement technologies. Customers of the DA segment span across the oil and gas industry, including oil and gas supermajors, some of the largest midstream oil and gas companies, large gas processing plants, independent exploration and production companies and oil field service companies that provide hydraulic fracturing services. In addition, the Company recently announced its expansion into utility infrastructure power support. We believe customers using our technology may obtain significant benefits, including additional profits, by enhancing operations in crude/condensates stabilization, enhancing blending operations, reducing time impacting transmix operations and increasing efficiencies and optimization of gas plants. The DA segment has expanded its presence in providing mobile power generation solutions through the acquisition of the assets described in Note 3, "Asset Acquisition" in Part II, Item 8 – "Financial Statements and Supplementary Data" of this Annual Report. These assets facilitate the use of significantly lower-cost field gas, as a replacement to diesel, to generate power, lower emissions and protect equipment through the continuous measurement of gas quality. The Company expects to utilize similar assets in conjunction with the recently awarded power support contract.

Research & Innovation

R&I supports both our business segments through chemistry formulation, specialty chemical formulations and EPA regulatory guidance, technical support, basin and reservoir studies, data analytics and new technology projects. The purpose of R&I is to supply the Company's business segments with enhanced products and services that generate current and future revenues, while advising Company management on opportunities concerning technology, environmental and industry trends. The R&I facilities support advances in CT and DA segment performance, optimization and manufacturing. For the years ended December 31, 2025 and 2024, the Company incurred $1.8 million and $1.7 million, respectively, of research and development expense. The Company expects that its 2026 research and development investments will continue to support new product development, especially in support of enhanced environmental demands and customization initiatives for its clients.

Seasonality

Overall, operations generally are not significantly affected by seasonality; however, weather conditions can cause delays in clients' activity levels. Certain working capital components build and recede throughout the year in conjunction with established purchasing and selling cycles that can impact operating results and financial position. The sale of the Company's products and performance of the Company's services can be susceptible to both weather and naturally occurring phenomena, including, but not limited to, the following:

- the severity and duration of winter temperatures in North America, which impacts natural gas storage levels, drilling activity, commodity prices and operations at the Company's facilities;

- material deviations from normal seasonality for an extended period, which can impact access to operations, reduce performance at manufacturing facilities, restrict our ability to deploy required personnel, cause supply chain interruptions, cause facility damage and impact customer activity levels;

- tropical storms and hurricanes, affecting coastal and offshore operations, flash floods, blizzards, extreme cold weather and other severe weather conditions, which can impact access to operations, reduce performance at manufacturing facilities, restrict our ability to deploy required personnel, cause supply chain interruptions, cause facility damage and impact customer activity levels; and

- pandemics or similar phenomena, which may impact seasonal purchasing and selling cycles.

Product Demand and Marketing

Demand for the Company's energy-focused products and services in both the CT and DA segments is driven by energy supply and demand, as well as operator desire to improve profitability and returns. Demand for the CT segment's and, to a lesser extent, the DA segment's products and services is dependent on levels of conventional and unconventional oil and natural gas well drilling and completion activity, both domestically and internationally. Demand for the Company's DA segment products and services is also impacted by applicable regulatory requirements.

The Company markets its products to end user customers using both direct and indirect sales channels. These sales channels are accessed using a mix of in-house sales professionals as well as certain contractual agency agreements. The Company also actively participates in industry trade shows, both live and virtual, publishes articles in industry publications, and participates in podcasts and creates other online content to educate the market on its product and service offerings. While the Company's primary marketing efforts remain focused in North America, resources and efforts are also deployed on emerging international markets, especially in the Middle East and Latin America.

Product revenues include significant sales to related parties as described in Note 18, "Related Party Transactions" in Part II, Item 8 - "Financial Statements and Supplementary Data" of this Annual Report.

Facilities and Offices

See Part I, Item 2 - "Properties," for information regarding our manufacturing, warehouse and research facilities and sales offices.

Intellectual Property

The Company endeavors to protect its intellectual property, both within and outside of the U.S. The Company considers patent protection for all products and methods deemed to have commercial significance and that may qualify for patent protection. The decision to pursue patent protection is dependent upon several factors, including whether patent protection can be obtained, cost effectiveness, and alignment with operational and commercial interests. The Company believes its patent and trademark portfolio, combined with confidentiality agreements, EPA registrations and licensing, trade secrets, proprietary designs, and manufacturing and operational expertise, are sufficient to protect its intellectual property and provide continued strategic advantage. As of December 31, 2025, the Company had 144 granted patents, including 113 patents in our CT segment and 31 patents in our DA segment. In addition, the Company also had 4 pending patent applications filed in the U.S. and abroad, for the DA segment. The patents of the CT segment cover various chemical compositions and methods of use. The patents of the DA segment cover various systems and methods of use for online determination of chemical composition and data analysis. We believe the duration of our patents is adequate relative to the expected lives of our products. In addition, the Company had 41 registered and 5 pending trademarks in the U.S. and abroad, covering a variety of its goods and services.

Competition

Our ability to compete is dependent upon our ability to differentiate our products and services by providing superior quality and service, and maintaining a competitive cost structure with sufficient and reliable access to raw material supplies. Activity levels in the oilfield goods and services industry are impacted by current and expected oil and natural gas prices, oil and natural gas drilling activity, production levels, customer drilling and completion-designated capital spending, the regulatory environment and customer commitment to improved environmental performance. The unpredictability of the energy industry and commodity price fluctuations create both increased risk and opportunity for the products and services of both the Company and its competitors. The DA segment faces competition from other providers of equipment and services for real-time information in the upstream, midstream, refining and distribution market. The CT segment faces competition from traditional competitors and from wholesalers who are selling directly to customers.

Raw Materials

Materials and components used in the Company's servicing and manufacturing operations, as well as those purchased for sale, are generally available on the open market from multiple sources. When able, the Company uses multiple suppliers, both domestically and internationally, to purchase raw materials on the open market. The prices paid for raw materials vary based on availability, weather, other commodity price fluctuations, contractual obligations, tariffs, duties on imported materials, foreign currency exchange rates, business cycle position and global demand. Higher prices for chemistries and certain raw materials could adversely impact future sales, contract fulfillment and product margins. The Company is diligent in its efforts to identify alternate suppliers in its contingency planning utilizing competitive bidding practices to proactively reduce costs and potential supply shortages. The Company has worked to broaden the technical specifications of some products to help ensure that required molecules can be sourced from more than one supplier. The Company has identified multiple supply sources with respect to certain materials used in the DA segment in order to mitigate the potential supply chain risk.

Government Regulations

The Company is subject to federal, state, and local laws and regulations, including laws related to the environment, occupational safety, health, transportation and trade within the U.S. and other countries in which the Company does business. These laws and regulations strictly govern the manufacture, storage, transportation, sale, use and disposal of chemistry products. The Company strives to ensure full compliance with all regulatory requirements.

The Company continually evaluates the environmental impact of its operations and attempts to identify potential liabilities and costs of any environmental remediation, litigation or associated claims. Several products of the CT segment are considered hazardous materials. In the event of a leak or spill in association with Company operations, the Company could be exposed to risk of material cost, net of insurance proceeds, if any, to remediate any contamination. To the Company's knowledge, no environmental claims are currently being litigated or investigated with respect to the Company.

Sustainability

Flotek's vision is to create solutions to reduce the environmental impact of energy on air, water, land and people. Our mission is to be the collaborative partner of choice for sustainable chemistry technology and digital analytics solutions. We believe that targeted specialty chemistry and digital transformation reduce the total cost of ownership and environmental risk of our customers and can transform business by reducing carbon footprints, energy consumption, emissions and overall environmental impact.

We have sustainable chemistry at our core, and we focus on providing responsible specialty chemistry solutions that are environmentally friendly and cost-competitive. Our products offered by our CT segment displace harmful chemicals such as benzene, toluene, ethylbenzene and xylenes (BTEX) in energy production, and our logistics and delivery methodology results in lower product usage and lower carbon emissions due to delivery. The analyzers produced by our DA segment are a closed-loop system, meaning that samples of potentially harmful gasses and fluids do not need to be routinely taken and flared, as is the case with gas chromatographs. This results in lower emissions. In addition, our analyzers' ability to determine the mixing of two batches of product ("transmix") in real-time results in less time, energy and resources spent processing the transmix. Finally, our analyzers, when used to monitor field gas for well-site power generation, allow customers to significantly reduce the use of higher emission and more expensive diesel.

Human Capital

Employee Overview

As of December 31, 2025, the Company had approximately 160 total and 158 full-time employees, exclusive of existing worldwide agency relationships. None of the Company's employees are covered by a collective bargaining agreement and labor relations are generally good.

Employees & Health, Safety & Environment

The Company is committed to acting with care to protect the health and safety of people, resources and the environment. Each employee is responsible for working towards the Company's health, safety and environment ("HSE") goals, as they are not isolated to certain individuals or roles. We aim to hold each other accountable to a high standard. Thus, every employee is empowered and expected to stop any activity that could jeopardize people, the environment or assets.

Our safety, health and environmental goals are designed to sustain our drive to zero incidents. As a result, safety is woven into the fabric of the Company, from our robust training programs, to our safety moments that begin team meetings, to our Hazardous Observation Card program. Our training program is fundamental to operating safely and protecting people and the environment. The Company maintains a robust health, safety and environmental training program that includes both classroom and online curriculum. We assign specific trainings to employees based on their role and function within the Company. Additionally, the Company's field and plant personnel complete more than 24 hours of training annually. We continuously monitor all operational activities and update training programs as needed to ensure the curriculum remains relevant and effective for minimizing risk and protecting our employees and the environment.

We have a strong commitment to safety in all aspects of our operations through training, safety culture, and tracking of key safety metrics. For the year ended December 31, 2025, the Company achieved a total recordable incident rate ("TRIR") of 0.00. TRIR is a key safety performance metric that calculates the number of recordable incidents per full-time workers during a one-year period. Generally a score of less than 1.0 is considered an indication of safe operations.

Compensation: Wages & Benefits

The Company's compensation programs are designed to provide employee wages that we believe are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location. We align our programs to attract, retain and motivate employees to achieve high-impact results that create value for our stakeholders. In addition to competitive base wages, all employees are eligible for an annual cash performance bonus, which is based upon both individual performance and certain annual Company financial performance metrics, subject to the Company's liquidity position and approval by the Company's Compensation Committee of the Board of Directors.

Benefits are a key component of our compensation program. We engage an outside benefits consulting firm to independently evaluate the effectiveness and competitiveness of our employee benefits program, as well as to tailor our program to the unique needs of the Company's employee base.

All full-time employees are eligible for comprehensive health insurance, including medical insurance, prescription drug benefits, dental insurance and vision insurance. Additionally, the Company offers flexible spending and health savings accounts, life and disability/accident coverage, telemedicine, critical illness insurance and paid leave. Eligible employees may elect to participate in the Company's employee stock purchase plan and retirement plans, including its 401(k) plan in the U.S. The Company currently matches U.S. employees' 401(k) contributions at 100% of up to 2% of an employee's compensation. The Company also offers access to online and personalized financial planning services as a component of its retirement plan benefit.

The Company continues to prioritize mental health and wellness for employees, maintaining an ongoing dialogue with employees and providing resources through its employee assistance program, which is available to all employees and their families.

Outlook

Our business is subject to numerous variables that impact our outlook and expectations given the shifting conditions of the oil and gas industry. We have based our outlook on the market conditions we perceive today. The oil and gas industry is highly cyclical.

Energy Industry

The demand for oil and gas and related services fluctuates due to numerous factors including weather and macroeconomic and geopolitical conditions. Despite the near-term volatility in commodity pricing, attributable to policies with respect to tariffs, the military conflicts in the Middle East and numerous supply and demand factors, we believe the fundamentals for energy-related services remain stable. Independent exploration and production companies operate the majority of U.S. land rigs and react quickly to changing commodity prices. In the current commodity price environment, we generally expect these companies, as well as major exploration and production companies, to maintain current activity levels over the next 12 months. We are monitoring developments with respect to the ongoing military conflict with Iran including the impact on global commodity prices and potential shipping and logistics disruptions.

Chemistry Technologies

The CT segment is actively advancing integrated solutions to enhance capital efficiency for exploration and production ("E&P") operators and service companies. Our approach combines technical leadership, exceptional service quality, reliable delivery and a strong safety record. We believe that we have optimized service delivery across key North American basins and are well-positioned to adapt to fluctuations in activity levels. Based upon results during early 2026, and customer commitments, we anticipate stable demand for our chemistry and data analytics services during 2026. Our expectations are in part based upon our current outlook on oil and gas prices.

As a result of the continued growth in the exportation of natural gas, as well as the increased utilization of natural gas to generate electricity, we expect the demand for natural gas to continue to increase over the next twelve to twenty-four months. Higher natural gas prices would likely increase activity in the Haynesville shale basin, an area where we expect our established presence, expertise and capabilities could provide growth.

Internationally, we are seeing an increase in unconventional activity in the Middle East and Argentina, where we expect demand for our chemistry to grow throughout 2026. Our outlook for growth in the Middle East is subject to the resolution of ongoing military conflict.

We remain focused on driving innovation between the CT and DA segments, promoting opportunities in upstream applications designed to deliver enhanced efficiencies for E&P operators and service companies. We believe that these initiatives will lead to deeper integration between our CT and DA segments, creating a pathway for future growth.

Data Analytics

The use of data and digital analytics is a growing trend in industries where technology is leveraged to analyze large operational datasets to improve performance, as well as for predictive maintenance, advanced safety measures and reduction in the environmental impact of operations. We believe our suite of measurement technologies including the VERACAL®,Verax™,

XSPCT™ and Raman analyzers have gained a foothold in North American markets for critical applications where compositional information is needed in real-time. These technologies deliver insight on valuable operational data, including vapor pressure, boiling point, flash point, octane level, API (American Petroleum Institute) gravity, viscosity, BTU (British Thermal Unit) and more, simultaneously.

To drive recurring revenue, we continue to build on the modular nature of our sensor and analysis packages with new data processing techniques designed to further enhance the value of our installations. Automated Interface Detection Algorithm ("AIDA") provides real-time detection of interfaces in a pipeline without the need for additional sampling or chemometric modeling. Our application can identify products such as refined fuels, crude and NGLs with its advanced machine learning algorithms and detect interfaces real-time compared to traditional manual lab analysis. We believe this allows customers to cut batches quickly and accurately, reduce transmix and minimize off-spec product that requires downgrades.

As evidenced by and in connection with the transactions with ProFrac and ProFrac GDM described under "Part II, Item 8. Financial Statements and Supplementary Data - Note 3," in addition to the recently awarded power support agreement as described above, we are gaining traction leveraging the Verax™ in applications where operators, service companies and power providers are using lower cost field gas as a substitute for diesel in dual fuel engines as the market moves to Tier 4 equipment and electric powered drilling rigs and frack equipment. Analyzing gas quality in real-time is designed to allow companies to maximize the field gas for diesel substitution rate providing significant cost savings while lowering emissions, reducing fuel consumption/costs and protecting equipment from damage. In addition, we believe the Acquired Assets can be utilized in numerous vertical markets, including areas outside of the oil and gas industry, such as grid and emergency remote power support and power needs associated with data centers.

The Lease Agreement described under "Part II, Item 8. Financial Statements and Supplementary Data - Note 3," has had and we expect it to continue to have a significant impact on the future financial results of our DA segment. We expect full-year 2026 revenues from the Lease Agreement to total approximately $27.0 million, as compared to $27.5 million in total DA revenues from all sources for the year ended December 31, 2025.

The DA segment continues to innovate and enhance its hardware, software and artificial intelligence platforms. These advancements are expected to enable complex lab-grade measurements in challenging environments, which is required for oil and gas valuation at custody transfer points. The Company's recent deployment and GPA 2172 qualification of the XSPCT analyzers, along with its proven fleet of VERAX analyzers, will support the oil and gas industry's digital shift while enhancing transparency in valuation, taxation and commodity forecasting. We believe that the lower-cost, rugged measurement points provided by our analyzers will help pave the way for digital measurement to become the standard for custody transfer.

Supply Chain

The principal supply issues facing our industry for the next twelve months will include:

- Fluctuating freight costs for shipping to our customers;

- Availability of raw materials;

- Labor shortages;

- Demand forecasting; and

- Unknown impact of tariffs.

All bidding will require the risk of shipping costs and delays to be factored into proposals. Trucking availability and pricing will impact North American opportunities while security of delivery, and volatility in capacity and transit times for sea-freight could impact sales of North American manufactured goods being delivered internationally for the foreseeable future. The overall flow of materials globally could experience price increases. The military conflicts in the Middle East have resulted and are expected to continue to result in supply disruption.

<u>Available Information and Website</u>

The Company's website is *www.flotekind.com*. Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on the Company's website, as soon as reasonably practicable, subsequent to electronically filing or otherwise providing such material to the SEC. Corporate governance materials, including but not limited to, our Corporate Governance Guidelines, our Board of Directors committee charters, our Bylaws, certain policies, and the Company's Code of Conduct are also available on the Company's website. A copy of corporate governance materials is also available upon written request to the Company. Information contained in the Company's website is not to be considered as part of any regulatory filing.

The Company filed, or furnished, as applicable, all principal executive officer and financial officer certifications as required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 with this Annual Report. Information with respect to the Company's executive officers and directors is incorporated herein by reference to information to be included in the definitive proxy statement for the Company's 2026 Annual Meeting of Stockholders.

The Company has disclosed and will continue to disclose any changes or amendments to the Company's Code of Conduct as well as waivers to the Code of Conduct applicable to executive management by posting such changes or waivers on the Company's website or in filings with the SEC.

Item 1A. Risk Factors

The Company's business, financial condition, results of operations, cash flows, liquidity and prospects are subject to various risks and uncertainties. Readers of this Annual Report should not consider any descriptions of these risk factors to be a complete set of all potential risks that could affect the Company. In addition, references to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. These factors should be carefully considered together with the other information contained in this Annual Report and the other reports and materials filed by the Company with the SEC. Further, many of these risks are interrelated and, as a result, the occurrence of certain risks could trigger and/or exacerbate other risks. Such a combination could materially increase the severity of the impact of these risks on the Company's business, results of operations, financial condition, cash flows, liquidity or prospects.

This Annual Report contains "forward-looking statements," as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. Forward-looking statements discuss Company prospects, expected revenue, expenses and profits, strategic and operational initiatives, and other activities. Forward-looking statements also contain suppositions regarding future oil and natural gas industry and other conditions, both domestically and internationally. The Company's results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors, including risks described below and elsewhere. See "Forward-Looking Statements" at the beginning of this Annual Report.

Summary of Key Risk Factors

Risks Related to the Company's Business

- The Company's business is largely dependent upon its customers' spending in the oil and gas industry. Spending could be adversely affected by industry conditions; new or increased governmental regulations; changes to existing governmental regulations; global economic conditions; the availability of credit; and oil and natural gas prices;
- The Company's reliance on the ProFrac Agreement and Lease Agreement, both with affiliates of ProFrac, could adversely impact our financial condition, results of operations and cash flows;
- The Company's inability to develop and/or introduce new products or differentiate existing products could have an adverse effect on its ability to be responsive to customers' needs and could result in a loss of customers, as well as adversely affecting the Company's future success and profitability;
- The Company's business, financial condition, operating results and ability to grow and compete may be affected adversely if adequate capital is not available;
- Increased competition could exert downward pressure on prices charged for the Company's products and services;
- If the Company is unable to adequately protect intellectual property rights or is found to infringe upon the intellectual property rights of others, or is unable to maintain the registrations and certifications of its products and facilities, the Company's business is likely to be adversely affected;
- The loss of key customers could have an adverse impact on the Company's results of operations and could result in a decline in the Company's revenue;
- Loss of key suppliers, the inability to secure raw materials on a timely basis, or the Company's inability to pass commodity price increases on to its customers could have a material adverse effect on the Company's ability to service its customers' needs and could result in a significant loss of customers;
- Changes in U.S. trade policy and the impact of tariffs may have a material adverse effect on our business and results of operations;
- Failure to collect for goods and services sold to key customers could have an adverse effect on the Company's financial results, liquidity and cash flows;
- Cyberattacks may have a significant and adverse impact on the Company's operations and related financial condition;
- Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity;

- Unforeseen contingencies such as litigation could adversely affect the Company's financial condition;
- The Company's current insurance policies may not adequately protect the Company's business from all potential risks;
- If the Company does not manage the potential difficulties associated with expansion successfully, the Company's operating results could be adversely affected;
- The Company may pursue strategic acquisitions, joint ventures and strategic divestitures, which could have an adverse impact on the Company's business;
- The Company's ability to use net operating losses and tax attribute carryforwards to offset future taxable income became limited due to an "ownership change" in 2023;
- The Company is subject to complex foreign, federal, state and local environmental, health, and safety laws and regulations, which expose the Company to liabilities that could adversely affect the Company's business, financial condition, and results of operations;
- The Company and the Company's customers are subject to risks associated with doing business outside of the U.S., including political risk, foreign exchange risk, and other uncertainties;
- If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired;
- Regulatory pressures, environmental activism, and legislation could result in reduced demand for the Company's products and services, increase the Company's costs, and adversely affect the Company's business, financial condition and results of operations;
- Changes in laws and regulations relating to hydraulic fracturing may have a negative effect on the Company's operations; and
- Climate change, environmental, social and governance and sustainability initiatives may result in regulatory or structural industry changes that could require significant operational changes and expenditures, reduce demand for the Company's products and services and adversely affect the Company's business, financial condition, results of operations, stock price or access to capital markets.

Risks Related to the Company's Industry

- General economic declines or recessions, limits to credit availability, and industry specific factors could have an adverse effect on energy industry activity resulting in lower demand for the Company's products and services.
- A continuous period of swings in oil and natural gas prices could result in further reductions in demand for the Company's products and services and adversely affect the Company's business, financial condition, and results of operations.
- The Company's industry has a high rate of employee turnover. Difficulty attracting or retaining personnel or agents could adversely affect the Company's business.
- Our DA segment may be negatively affected by government regulations.
- Severe weather could have an adverse impact on the Company's business.
- A terrorist attack or armed conflict could harm the Company's business.

Risks Related to the Company's Securities

- The market price of the Company's common stock has been and may continue to be volatile;
- The Company's common stock is thinly traded; therefore, our stock price may fluctuate more than the stock market as a whole and it may be difficult to sell large numbers of our shares at prevailing trading prices;
- The Company's relationship with ProFrac Services and ProFrac GDM and certain of their affiliates may create a conflict of interest;
- Future issuance of additional shares of common stock could cause dilution of ownership interests and adversely affect the Company's common stock price;
- The Company may issue a substantial amount of securities in connection with future acquisitions, and the sale of those securities could adversely affect the trading price of our common stock or other securities;
- The Company may issue shares of preferred stock or debt securities with greater rights than the Company's common stock;
- Certain anti-takeover provisions of the Company's certificate of incorporation and applicable Delaware law could discourage or prevent others from acquiring the Company, which may adversely affect the market price of the Company's common stock; and
- The Company has no current plans to pay dividends on the Company's common stock, and, therefore, investors will have to look to stock appreciation for return on investments.

General Risk Factors

- If the Company loses the services of key members of management, the Company may not be able to manage operations and implement growth strategies; and
- The Company's tax returns are subject to audit by tax authorities. Taxing authorities may make claims for back taxes, interest and penalties. Changes in U.S. tax legislation may adversely affect our business, results of operations, financial condition and cash flows.

Discussion of Key Risk Factors

Risks Related to the Company's Business

The Company's business is largely dependent upon its customers' spending in the oil and gas industry. Spending could be adversely affected by industry conditions; new or increased governmental regulations; changes to existing governmental regulations; global economic conditions; the availability of credit; and oil and natural gas prices.

Demand for and prices of the Company's products are subject to a variety of factors, including, but not limited to:

- global demand for energy as a result of population growth, economic development, and general economic and business conditions;
- political and economic uncertainty, and sociopolitical unrest including the current military conflicts in Ukraine and the Middle East and ongoing sanctions imposed on Russia;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to influence production levels and the impact of non-OPEC producers on global supply;
- availability and quantity of natural gas storage;
- import and export volumes and pricing of liquefied natural gas;
- domestic and international refining activity;
- rising demand for electricity in the U.S. and technological improvements to competing sources of power generation, including wind, solar and hydrogen;
- pipeline capacity to critical markets and out of producing regions;
- cost of exploration, production and transport of oil and natural gas;
- sustained market adoption of green chemistry solutions;
- technological advances impacting energy production and consumption;
- new or increased governmental regulation or changes to existing governmental regulations;
- expectations for inflation and the resulting impact on interest rates;
- the imposition of tariffs or trade sanctions;
- weather conditions; and

- foreign exchange rates.

Volatile commodity prices could adversely impact the activity levels of the Company's customers.

Demand for the Company's goods and services may be adversely impacted if volatile economic conditions weaken customer expenditures. It is difficult to predict the pace of industry growth, the direction of oil and natural gas prices, the direction and magnitude of economic activity, the demand for chemistry and data analytics products, and to what extent these conditions could affect the Company. However, reduced cash flow and capital availability could adversely impact the financial condition of the Company's customers, which could result in customer project modifications, delays or cancellations, general business disruptions, and delay in, or nonpayment of, amounts that are owed to the Company. This could cause a negative impact on the Company's results of operations and cash flows.

The Company's reliance on the ProFrac Agreement and Lease Agreement, both with affiliates of ProFrac, could adversely impact our financial condition, results of operations and cash flows.

The ProFrac Agreement is a major source of the Company's liquidity and we expect it to remain so over the term of the contract. The Lease Agreement is also expected to be a major source of the Company's liquidity. Revenues attributable to the ProFrac Agreement and the Lease Agreement represented 62% of our total revenues during both 2025 and 2024. The Lease Agreement represented 6.8% of total revenues for 2025. If the Company became unable to either (1) execute the requirements of the ProFrac Agreement financially and operationally, from procuring inventory to meet the needs of ProFrac Services under the ProFrac Agreement to executing timely billing and collection, or (2) properly perform its obligations under the Lease Agreement, the Company's liquidity could be materially adversely impacted. Further, our relationship with ProFrac may impact their competitors' willingness to purchase products from the Company or to seek price concessions from the Company.

We are also dependent on ProFrac Services' compliance in meeting their committed activity levels under the ProFrac Agreement and paying for our products, including any Contract Shortfall Fees, on a timely basis, in accordance with the terms of the ProFrac Agreement. We are dependent upon ProFrac GDM's compliance with their asset maintenance and payment obligations, among others, under the Lease Agreement. Our financial condition, results of operations and cash flows may be adversely impacted if ProFrac Services' or ProFrac GDM's financial condition or ProFrac Services' spending level under the ProFrac Agreement is negatively impacted and ProFrac Services or ProFrac GDM is unable to pay its outstanding obligations to the Company, including the Contract Shortfall Fees. As of December 31, 2025, our accounts receivable from ProFrac Services and ProFrac GDM totaled $64.2 million, including amounts related to 2025 Contract Shortfall Fees.

ProFrac Services has the right to terminate the ProFrac Agreement by providing written notice to the Company after the occurrence of any of the following events: (i) the Company's bankruptcy; (ii) the Company's failure to produce and deliver the products in accordance with the specifications, or failure to timely deliver products, and the Company has been unable to cure such failure within a commercially reasonable period determined by ProFrac Services; (iii) the Company fails to meet pricing requirements set forth in the ProFrac Agreement; or (iv) the Company is affected by a force majeure event, and such force majeure event has not been remedied within 30 days of the initial occurrence of such event. ProFrac Services also has the right to terminate the ProFrac Agreement for any other material breach of the ProFrac Agreement by the Company if the breach is capable of being cured, but is not cured within 30 days after written notice. Termination of the ProFrac Agreement would have a material adverse impact on the Company's financial condition, results of operations and cash flows. In addition, ProFrac Services has customary rights to audit our compliance with the terms of the ProFrac Agreement. ProFrac GDM also has customary rights to audit the records of the Company with regard to third-party pricing to confirm compliance with the Lease Agreement's pricing requirements. Any adverse findings during such an audit could have an adverse impact on the Company's financial condition, results of operations and cash flows.

The Company's inability to develop and/or introduce new products or differentiate existing products could have an adverse effect on its ability to be responsive to customers' needs and could result in a loss of customers, as well as adversely affecting the Company's future success and profitability.

The industries in which the Company does business are characterized by technological advancements that have historically resulted in, and will likely continue to result in, substantial improvements in the scope and quality of specialty chemistries and data analytical services. Consequently, the Company's future success is dependent, in part, upon the Company's continued ability to timely develop innovative products and services. Successful introduction of new technology requires time and resources, and there is no assurance that the Company will be able to commercialize new technology in a timely manner. If the Company fails to successfully develop and introduce innovative products and services at price points that appeal to customers, or if existing or new market competitors develop superior products and services, the Company's revenue and profitability could deteriorate.

The Company's business, financial condition, operating results and ability to grow and compete may be affected adversely if adequate capital is not available.

While we believe that our cash and cash equivalents, cash generated from operating activities, the collection or offset utilization of future Contract Shortfall Fees and availability under the ABL will provide us with sufficient financial resources to fund operations to meet our capital requirements and anticipated obligations as they become due over the next twelve months, sustained weakness in the oil and gas markets, and the resulting potential impact on our customers' ability to pay their obligations to us in a timely manner, could have a negative impact on our liquidity. In addition, the availability of capital is dependent on the Company's operating cash flow, which is currently expected to be principally derived from the ProFrac Agreement and the Lease Agreement. The Company may need additional financing sources, including commercial borrowings and issuances of debt and/or equity securities. The Company's ability to procure debt financing, is dependent on, among other things, the willingness of banks and other financial institutions to lend into the Company's industry and on their evaluation of the Company's credit risk, which includes the concentration of revenues from ProFrac Services and ProFrac GDM. There is no guarantee that the Company will be able to procure additional debt financing or, in the event that it is able to procure additional debt financing, that the financing will be on favorable terms and conditions or at favorable rates of interest. The Company's ability to access the capital markets, is dependent on, among other things, the willingness of investors to purchase new debt and/or equity issuances from the Company. There is no guarantee that the Company will be able to procure additional capital markets financing or, in the event that is it is able to do so, that the capital raises will be on favorable terms or conditions to the Company. If the Company cannot access capital on acceptable terms, the Company's business, financial condition and operating results may be adversely affected. Further, the ability of the Company to grow and be competitive in the marketplace may be adversely impacted as the Company may not be able to finance strategic growth plans, take advantage of business opportunities or respond to competitive pressures.

Increased competition could exert downward pressure on prices charged for the Company's products and services.

The Company operates in a competitive environment populated by large and small competitors and with relatively low barriers to entry. Absent an applicable restrictive covenant, employees of the Company may leave and compete directly with the Company. Competitors with greater resources and lower cost structures or who are trying to gain market share may be successful in providing competing products and services to the Company's customers at lower prices than the Company currently charges. This may require the Company to lower its prices, resulting in an adverse impact on revenues, margins, and operating results. Thus, competition could have a detrimental impact on the Company's business.

If the Company is unable to adequately protect intellectual property rights or is found to infringe upon the intellectual property rights of others, or is unable to maintain the registrations and certifications of its products and facilities, the Company's business is likely to be adversely affected.

The Company relies on a combination of patents, trademarks, copyrights, trade secrets, non-disclosure agreements and other methods to access markets and create a competitive advantage. Although the Company believes that existing measures are reasonably adequate to protect intellectual property rights, there is no assurance that the measures taken will prevent misappropriation of proprietary information or dissuade others from independent development of similar products or services. Moreover, there is no assurance that the Company will be able to prevent competitors from copying, reverse engineering, modifying or otherwise obtaining, infringing and/or using the Company's technology, intellectual property or proprietary rights to create competitive products or services. The Company may not be able to enforce intellectual property rights outside of the U.S. Additionally, the laws of certain countries in which the Company's products and services are manufactured or marketed may not protect the Company's proprietary rights to the same extent as do the laws of the U.S. In each case, the Company's ability to compete could be significantly impaired.

A portion of the Company's products and services are without patent protection. The issuance of a patent does not guarantee validity or enforceability. Third parties may have blocking patents that could be used to prevent the Company from marketing the Company's own patented products and services and utilizing the Company's patented technology.

The Company is exposed and, in the future, may be exposed to allegations of patent and other intellectual property infringement from others. The Company may allege infringement of its patents and other intellectual property rights against others. Under either scenario, the Company could become involved in costly litigation or other legal proceedings regarding its patent or other intellectual property rights, from both an enforcement and defensive standpoint. Even if the Company chooses to enforce its patent or other intellectual property rights against a third party, there may be risk that the Company's patent or other intellectual property rights become invalidated or otherwise unenforceable through legal proceedings. These could result in the Company having to discontinue the use, manufacture and sale of certain products and services, increases in the cost of selling certain products and services, or damage to the Company's reputation. An award of damages, including material royalty payments, or the entry of an injunction order against the use, manufacture and sale of any of the Company's products and services found to be infringing, could have an adverse effect on the Company's results of operations and ability to compete.

Certain of the Company's products and facilities have been qualified or registered with the EPA. The failure of the Company to maintain such EPA qualifications or registrations could result in the inability of the Company to market or sell its products. In the event that the Company cannot maintain its qualifications, registrations or licenses or is unable to procure new qualifications, licenses or registrations for new products or in response to changes to regulatory requirements, the ability of the Company to sell its products and obtain revenue may be adversely affected.

The loss of key customers could have an adverse impact on the Company's results of operations and could result in a decline in the Company's revenue.

Revenue derived from the Company's three largest customers as a percentage of consolidated revenue for the years ended December 31, 2025 and 2024, totaled 76% and 75%, respectively. The Company has seen customer concentration risk increase substantially due to its entry into the ProFrac Agreement and the Lease Agreement. Unlike the ProFrac Agreement and the Lease Agreement, our other large customer relationships are typically governed by purchase orders or other short-term contractual obligations as opposed to long-term contracts. Losses of customers also may occur due to product, service or pricing issues, as well as industry consolidation. The Company competes in a highly competitive environment and must work diligently to create and maintain productive customer relationships, and the failure to maintain those relationships could result in the loss of one or more key customers. The loss of one or more key customers could have an adverse effect on the Company's results of operations and could result in a decline in the Company's revenue.

Loss of key suppliers, the inability to secure raw materials on a timely basis, or the Company's inability to pass commodity price increases on to its customers could have a material adverse effect on the Company's ability to service its customers' needs and could result in a significant loss of customers.

Raw materials used in servicing and manufacturing operations, as well as those purchased for sale, are generally available on the open market from multiple sources. Acquisition costs and transportation of raw materials to the Company's facilities have historically been impacted by extreme weather conditions. Additionally, prices paid for raw materials could be affected by energy products and other commodity prices; weather and disease associated with our crop dependent raw materials; tariffs and duties on imported materials; evolving geopolitical risks; foreign currency exchange rates; and phases of the general business cycle and global demand. The military conflicts in the Middle East could also impact the availability, pricing and transportation of raw materials to the Company's facilities.

The prices of key raw materials are subject to market fluctuations, which at times can be significant and unpredictable. Availability of key raw materials, weather events, natural disasters, and health epidemics in countries from which the Company sources raw materials may significantly impact prices. During a period of scarcity of supply the Company may also be negatively impacted by prioritization decisions enacted by its suppliers.

Furthermore, if key suppliers were to experience significant cash flow constraints or become insolvent, a reduction or interruption in supplies or a significant increase in the price of supplies could occur, adversely impacting the Company's results of operations and cash flows.

The Company may be unable to pass along price increases to its customers, which could result in a materially adverse impact on margins and operating profits. The Company currently does not hedge commodity prices, but may consider such strategies in the future, and there is no guarantee that the Company's purchasing strategies will prevent cost increases from resulting in materially adverse impacts on margins and operating profits.

The Company's DA segment is dependent on its ability to source appropriate technical components for its Verax™ measurement system, certain of which are specialty products that are sole-sourced and are not easily replaceable with other sources. Any inability to source appropriate components in the future could result in significant difficulty supplying equipment or services to the Company's customers.

Changes in U.S. trade policy and the impact of tariffs may have a material adverse effect on our business and results of operations.

Our business and results of operations may be adversely affected by uncertainty and changes in U.S. trade policies, including tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments. Several tariff announcements have been followed by announcements of limited exemptions and temporary pauses. These actions are unprecedented, have caused substantial uncertainty and volatility in financial markets and may result in retaliatory measures on U.S. goods.

Our CT segment requires access to various chemicals, many of which are produced in the U.S., but some of which contain international components or are sourced internationally. Our DA segment requires access to certain instruments and components, which are produced in whole or in part outside the U.S. Any imposition of or increase in tariffs on imports of these materials, as well as corresponding price increases for such materials available domestically, could increase our costs. To the extent that we are unable to pass all or any of such cost increases on to our customers, such cost increases could adversely affect our returns on investment. Higher materials costs could also diminish our ability to develop new products at acceptable returns, particularly during times of economic uncertainty, and limit our ability to pursue growth opportunities.

Approximately 4.8% of our revenues are derived from sales outside the U.S. Should any U.S. tariffs result in retaliatory tariffs in any of the countries outside the U.S. in which we sell products, the cost of our products in such countries could increase. These increased costs could negatively impact our sales in those countries, by rendering our products no longer cost-competitive.

In addition, tariffs or other trade restrictions may lead to continuing uncertainty and volatility in U.S. and global financial and economic conditions and commodity markets, declining consumer confidence, significant inflation and diminished expectations for the economy, and ultimately reduced demand for our and our customers' products and services. Such conditions could have a material adverse impact on our business, results of operations and cash flows. Also, disruptions and volatility in the financial markets may lead to adverse changes in the availability, terms and cost of capital. Such adverse changes could increase our costs of capital and limit our access to external financing sources to fund acquisitions, capital projects, or refinancing of our existing debt on similar terms, which could in turn reduce our cash flows and limit our ability to pursue growth opportunities.

Changes in tariffs and trade restrictions can be announced with little or no advance notice. The adoption and expansion of tariffs or other trade restrictions, increasing trade tensions, or other changes in governmental policies related to taxes, tariffs, trade agreements or policies, are difficult to predict, which makes attendant risks difficult to anticipate and mitigate. If we are unable to navigate further changes in U.S. or international trade policy, it could have a material adverse impact on our business and results of operations.

Failure to collect for goods and services sold to key customers could have an adverse effect on the Company's financial results, liquidity and cash flows.

The Company performs credit analysis on potential customers; however, credit analysis does not provide full assurance that customers will be willing and/or able to pay for goods and services purchased from the Company. Furthermore, collectability of international sales can be subject to the laws of foreign countries, which may provide less protection to the Company in the event of a dispute over payment. Because sales to domestic and international customers are generally made on an unsecured basis, there can be no assurance of collectability. The Company's sales revenues are concentrated among customers operating in the oil and gas industry. Furthermore, the Company has seen an increase in concentration risk as a result of the Company's entry into the ProFrac Agreement and the Lease Agreement. If one or more major customers, including ProFrac Services or ProFrac GDM, are unwilling or unable to pay their obligations to the Company, it could have an adverse effect on the Company's financial results, liquidity and cash flows.

Cyberattacks may have a significant and adverse impact on the Company's operations and related financial condition.

The Company relies on access to information systems for operational, reporting and communication functions. Impairments of these systems, such as ransomware and network communications disruptions, could have an adverse effect on our ability to conduct operations and could directly impact consolidated reporting. Phishing attacks could result in sensitive or confidential information being released by the Company. Security breaches pose a risk to confidential data and intellectual property, which could result in damages to our competitiveness and reputation. The Company's policies and procedures, system monitoring and data back-up processes may not prevent or detect potential disruptions or breaches in a timely or effective manner. There can be no assurance that existing or emerging threats will not have an adverse impact on our systems or communications networks. While the Company does carry cybersecurity insurance, the coverage and amount of such insurance may not be sufficient to adequately compensate the Company for cybersecurity loss. See "Item 1C. Cybersecurity" in Part I of this Annual Report.

Our business is subject to complex and evolving laws and regulations regarding data privacy and cybersecurity.

As part of our normal business activities, we collect, use, store, and otherwise process certain personal information, including personal information specific to employees, vendors, and suppliers. We may transfer some of this personal information to third parties who assist us with certain aspects of our business for limited purposes under appropriate contractual arrangements.

The regulatory environment surrounding data privacy and cybersecurity is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy, cybersecurity, and the unauthorized disclosure of personal information pose increasingly complex compliance challenges, including the potential for inconsistent interpretation, and the implementation and maintenance of compliance measures may potentially elevate our costs.

While we have taken commercially reasonable steps to comply with applicable data privacy and cybersecurity laws and regulations, these laws and regulations are in some cases relatively new and the interpretation and application of these laws and regulations are uncertain. Thus, there can be no assurance that our efforts will be deemed effective by regulatory bodies. Any failure, or perceived failure, by us to comply with applicable data privacy and cybersecurity laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments, and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of information system failures, cybersecurity incidents or attacks, or other security breaches, which themselves may result in a violation of these laws and regulations. Additionally, if we acquire a company that has violated or is not in compliance with applicable data privacy and cybersecurity laws and regulations, we may incur significant liabilities and penalties as a result.

Unforeseen contingencies such as litigation could adversely affect the Company's financial condition.

The Company is, and from time to time may become, a party to legal proceedings incidental to the Company's business involving, among other matters, alleged injuries, exposure to hazardous substances, patent infringement, employment matters, commercial disputes and shareholder lawsuits. The defense of these lawsuits may require significant expenses, divert management's attention, and may require the Company to pay damages that could adversely affect the Company's financial condition. In addition, any insurance or indemnification rights that the Company may have might be insufficient or unavailable to protect against potential loss exposures.

The Company's current insurance policies may not adequately protect the Company's business from all potential risks.

The Company's operations are subject to risks inherent in the oil and gas industry, such as, but not limited to, accidents, explosions, fires, severe weather, oil and chemical spills, and other hazards. These conditions can result in personal injury or loss of life, damage to property, equipment and the environment, as well as suspension of customers' oil and gas operations. These events could result in damages requiring costly repairs, the interruption of Company business, including the loss of revenue and profits, and/or the Company being named as a defendant in lawsuits asserting large claims. The Company does not have insurance against all foreseeable or unforeseeable risks. Consequently, losses and liabilities arising from uninsured or underinsured events could have an adverse effect on the Company's business, financial condition and results of operations.

If the Company does not manage the potential difficulties associated with expansion successfully, the Company's operating results could be adversely affected.

The Company believes future success will depend, in part, on the Company's ability to adapt to market opportunities and changes, to successfully integrate the operations of any businesses acquired, to enhance existing product and service lines, and potentially expand into new product and service areas in which the Company may not have prior experience. Factors that could result in strategic business difficulties include, but are not limited to:

- failure to effectively integrate acquisitions, joint ventures or strategic alliances;
- failure to effectively execute on the ProFrac Agreement or the Lease Agreement;
- failure to effectively plan for risks associated with expansion into areas in which management lacks prior experience;
- lack of experienced management personnel;
- increased administrative burdens;
- lack of customer retention;
- lack of familiarity with applicable legal, regulatory and compliance requirements;
- technological obsolescence; and
- infrastructure, technological, communication and logistical problems associated with large, expansive operations.

If the Company fails to manage potential difficulties successfully, the Company's operating results could be adversely impacted.

The Company may pursue strategic acquisitions, joint ventures and strategic divestitures, which could have an adverse impact on the Company's business.

The Company's potential future acquisitions, joint ventures, and divestitures involve risks that could adversely affect the Company's business. Negotiations of potential acquisitions, joint ventures, or other strategic relationships, integration of newly acquired businesses, and/or dispositions of existing businesses or assets could be time consuming and divert management's attention from other business concerns. Acquisitions and joint ventures could also expose the Company to unforeseen liabilities or risks associated with new markets or businesses. Unforeseen operational difficulties related to acquisitions and joint ventures could result in diminished financial performance or require a disproportionate amount of the Company's management's attention and resources. Additionally, acquisitions could result in the commitment of capital resources without the realization of anticipated returns. Dispositions could result in the loss of future earnings without adequate compensation and the loss of unrealized strategic opportunities.

The Company's ability to use net operating losses and tax attribute carryforwards to offset future taxable income became limited due to an "ownership change" in 2023.

Under Section 382 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an "ownership change" is subject to limitations on the Company's ability to utilize pre-change net operating losses ("NOLs"), and certain other tax attributes to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders' lowest percentage ownership during the testing period (generally three years). During 2023, the conversion of various debt instruments into the Company's common stock and warrants to purchase the Company's common stock resulted in an ownership change limiting the Company's ability to utilize existing NOLs and tax attribute carryforwards. Additional information about these limitations is provided in Note 12, "Income Taxes" in Part II, Item 8 – "Financial Statements and Supplementary Data" of this Annual Report.

In addition, under the 2017 Tax Act, the ability to carry back NOLs to prior taxable years is generally eliminated, and while NOLs arising in tax years beginning after 2017 may be carried forward indefinitely, these post-2017 NOLs may only reduce 80% of the Company's taxable income in a tax year. Limitations imposed on the ability to use NOLs and tax credits to offset future taxable income could reduce or eliminate the benefit of the NOLs and tax attributes and could require the Company to pay U.S. federal income taxes in excess of that which would otherwise be required if such limitations were not in effect. Similar rules and limitations may apply for state income tax purposes.

The Company is subject to complex foreign, federal, state and local environmental, health, and safety laws and regulations, which expose the Company to liabilities that could adversely affect the Company's business, financial condition, and results of operations.

The Company's operations are subject to foreign, federal, state, and local laws and regulations related to, among other things, the protection of natural resources, injury, health and safety considerations, chemical exposure assessment, waste management, and transportation of waste and other hazardous materials. The Company's operations are exposed to risks of environmental liability that could result in fines, penalties, remediation, property damage, and personal injury liability. Sanctions for noncompliance with such laws and regulations could include assessment of administrative, civil and criminal penalties, revocation of permits, and issuance of corrective action orders.

The Company could incur substantial costs to ensure compliance with existing and future laws and regulations. Laws protecting the environment have generally become more stringent and are expected to continue to evolve and become more complex and restrictive in the future. Failure to comply with applicable laws and regulations could result in material expense associated with future environmental compliance and remediation. The Company's costs of compliance could also increase if existing laws and regulations are amended or reinterpreted. Such amendments or reinterpretations of existing laws or regulations, or the adoption of new laws or regulations, could curtail exploratory or developmental drilling for, and production of, oil and natural gas which, in turn, could limit demand for the Company's products and services. Some environmental laws and regulations could also impose joint and strict liability, meaning that the Company could be exposed in certain situations to increased liabilities as a result of the Company's conduct that was lawful at the time it occurred or conduct of, or conditions caused by, third parties. Remediation expense and other damages arising as a result of such laws and regulations could be substantial and have a material adverse effect on the Company's financial condition and results of operations.

The Company and the Company's customers are subject to risks associated with doing business outside of the U.S., including political risk, foreign exchange risk, and other uncertainties.

Less than 10 % of the Company's revenue for the year ended December 31, 2025 was from customers based outside of the U.S. The Company and its customers are subject to risks inherent in doing business outside of the U.S., including, but not limited to:

- governmental instability;
- corruption;
- war and other international conflicts, including the military conflicts in Ukraine and the Middle East;
- civil and labor disturbances;
- requirements of local ownership;
- cartel behavior;
- partial or total expropriation or nationalization;
- currency devaluation; and
- foreign laws and policies, each of which can limit the movement of assets or funds or result in the deprivation of contractual rights or appropriation of property without fair compensation.

Collections from international customers could also prove difficult due to inherent uncertainties in foreign law and judicial procedures. The Company could experience significant difficulty with collections or recovery due to the political or judicial climate in foreign countries where Company operations occur or in which the Company's products are sold.

The Company's international operations must be compliant with the Foreign Corrupt Practices Act and other applicable U.S. laws. The Company could become liable under these laws for actions taken by employees. Compliance with international laws and regulations could become more complex and expensive thereby creating increased risk as the Company's international business portfolio grows. Further, the U.S. periodically enacts laws and imposes regulations prohibiting or restricting trade with certain nations. The current sanctions imposed on trade with Russia do not currently directly impact us because the Company does not have any activity within that region. The U.S. government could also change these laws or enact new laws that could restrict or prohibit the Company from doing business in identified foreign countries. The Company conducts, and will continue to conduct, business in currencies other than the U.S. dollar. Historically, the Company has not hedged against foreign currency fluctuations. Accordingly, the Company's profitability could be affected by fluctuations in foreign exchange rates.

The Company has no control over and can provide no assurances that future laws and regulations will not materially impact the Company's ability to conduct international business.

If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired.

Pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), our management is required to report upon the effectiveness of our internal control over financial reporting. We are an "accelerated filer" with respect to this Annual Report. As such, Section 404(b) of the Sarbanes-Oxley Act requires our independent auditors to express an opinion on our internal control over financial reporting. Ensuring that we have adequate internal controls in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. If we are unable to maintain effective internal control over financial reporting, we may not have adequate, accurate or timely financial information, our independent registered public accounting firm may issue a report that is adverse, and we may be unable to meet our reporting obligations as a public company or comply with the requirements of the SEC or the Sarbanes-Oxley Act. This could result in a restatement of our financial statements, the imposition of sanctions, including the inability of registered broker dealers to make a market in our common stock, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements or by disclosure of an accounting, reporting or control issue could adversely affect the trading price of our securities and our business.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the NYSE, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Regulatory pressures, environmental activism, and legislation could result in reduced demand for the Company's products and services, increase the Company's costs, and adversely affect the Company's business, financial condition and results of operations.

Regulations restricting volatile organic compounds ("VOC") exist in many states and/or communities, which limit demand for certain products. Changes in the perception of VOCs, increased consumer activism against hydraulic fracturing or other regulatory or legislative actions by governments could potentially result in materially reduced demand for the Company's products and services and could adversely affect the Company's business, financial condition, and results of operations.

Perceptions and related usage of chemistry solutions that are currently considered safe and acceptable, within specified parameters, may be subject to change in future periods as research and testing of environmental impacts mature.

Changes in laws and regulations relating to hydraulic fracturing may have a negative effect on the Company's operations.

The majority of the Company's revenue is generated from its CT segment and the majority of the CT segment's revenue is derived from customers engaged in hydraulic fracturing services. Some states have adopted regulations which require operators to publicly disclose certain formulation information. These regulations could require the reporting and public disclosure of the Company's proprietary chemistry formulas. The adoption of any future federal or state laws or local requirements, or the implementation of regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process, could increase the difficulty of oil and natural gas production activity and could have an adverse effect on the Company's future results of operations.

Climate change, environmental, social and governance and sustainability initiatives may result in regulatory or structural industry changes that could require significant operational changes and expenditures, reduce demand for the Company's products and services and adversely affect the Company's business, financial condition, results of operations, stock price or access to capital markets.

Climate change, environmental, social and governance ("ESG") initiatives continue to represent key considerations. Continuing political and social attention to these issues has resulted in both existing and pending international agreements and national, regional and local legislation, regulatory measures, reporting obligations and policy changes. Also, there is increasing societal pressure in some of the areas where the Company operates to limit greenhouse gas emissions as well as other global initiatives. These agreements and measures, including the Paris Climate Accord, may require, or could result in future legislation, regulatory measures or policy changes that would require, significant equipment modifications, operational changes, taxes, or purchases of emission credits to reduce emission of greenhouse gases from the Company's operations or those of our customers, which may result in substantial capital expenditures and compliance, operating, maintenance and remediation costs. As a result of heightened public awareness and attention to these issues as well as continued political and regulatory initiatives to reduce the reliance upon oil and natural gas, demand for hydrocarbons may be reduced, which could have an adverse effect on the Company's business, financial condition, and results of operations. The imposition and enforcement of stringent greenhouse gas emissions reduction requirements could severely and adversely impact the oil and natural gas industry and therefore significantly reduce the value of the Company's business.

Certain financial institutions, institutional investors and other sources of capital have limited or eliminated their investment in financing of certain energy-related activities due to concerns about climate change, which could make it more difficult for our customers and for the Company to finance our respective businesses. Increasing attention to climate change, ESG and sustainability has resulted in governmental investigations, and public and private litigation, which could increase the Company's costs or otherwise adversely affect our business or results of operations.

In addition, some organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to increased negative investor sentiment toward the Company and our industry and to the diversion of investment to other companies or industries, which could have a negative impact on the price of the Company's securities and our access to and cost of capital.

Any or all of these ESG and sustainability initiatives may result in significant operational changes and expenditures, reduced demand for the Company's products and services, and could materially adversely affect the Company's business, financial condition, results of operations, stock price or access to capital markets.

Risks Related to the Company's Industry

General economic declines or recessions, limits to credit availability, and industry specific factors could have an adverse effect on energy industry activity resulting in lower demand for the Company's products and services.

Worldwide economic uncertainty can reduce the availability of liquidity and credit markets to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with pressure on worldwide equity markets may impact the worldwide economic climate. Geopolitical unrest around the world may also impact demand for the Company's products and services both domestically and internationally.

Demand for many of the Company's products and services is dependent on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. Demand for the Company's products and services is particularly sensitive to levels of activity in the upstream, downstream and midstream sectors, and the corresponding capital spending by oil and natural gas companies, including national oil companies. While capital spending programs for domestic producers appear stable, uncertainties around the potential for weakness in oil and natural gas prices could reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity could result in a corresponding decline in the demand for the Company's oil and natural gas related products and services, which could have a material adverse effect on the Company's revenue and profitability.

Events in global credit markets can significantly impact the availability of credit and associated financing costs for many of the Company's customers. Many of the Company's upstream customers finance a portion of their drilling and completion programs through third-party lenders or public debt offerings. Lack of available credit or increased costs of borrowing may cause customers to reduce spending on drilling programs, thereby reducing demand and potentially resulting in lower prices for the Company's products and services. Also, the credit and economic environment could significantly impact the financial condition of some customers over a prolonged period, leading to business disruptions and restricted ability to pay for the Company's products and services.

A continuous period of swings in oil and natural gas prices could result in further reductions in demand for the Company's products and services and adversely affect the Company's business, financial condition, and results of operations.

The markets for the Company's products, especially oil and gas markets, have historically been volatile. Such volatility in oil and natural gas prices, or the perception by the Company's customers of unpredictability in oil and natural gas prices, could adversely affect spending levels. The demand for the Company's products and services is, in large part, driven by general levels of exploration and production spending and drilling activity by its customers. Future declines in oil or gas prices could adversely affect the Company's business, financial condition, and results of operations. The Company presently does not hedge oil and natural gas prices.

The Company's industry has a high rate of employee turnover. Difficulty attracting or retaining personnel or agents could adversely affect the Company's business.

The Company operates in an industry that has historically been highly competitive in securing qualified personnel with the required technical skills and experience. The Company's services require skilled personnel able to perform physically demanding work. Due to industry volatility, the demanding nature of the work, and the need for industry specific knowledge and technical skills, current employees could choose to pursue employment opportunities outside the Company that offer a more desirable work environment and/or higher compensation than is offered by the Company. As a result of these competitive labor conditions, the Company may not be able to find qualified labor, which could limit the Company's growth. In addition, the cost of attracting and retaining qualified personnel has increased over the past several years due to competitive pressures. In order to attract and retain qualified personnel, the Company may be required to offer increased wages and benefits. If the Company is unable to increase the prices of products and services to compensate for increases in compensation including inflation, or is unable to attract and retain qualified personnel, operating results could be adversely affected.

Our DA segment may be negatively affected by government regulations.

The demand for our equipment and services offerings in our DA segment could be materially affected by additional regulations or changes to existing regulations on the upstream, midstream, and downstream portions of the oil and gas sectors. Additional regulation on oil and gas production, transportation, or processing of hydrocarbons may result in significantly reduced demand for our offerings, either individually or as a result of a decline in the overall oil and gas markets in the United States and abroad. Changes to existing regulations related to the energy industry could also materially affect our DA segment. During the second quarter of 2024, the EPA designated one of our DA segment's measurement systems as an approved measurement technology with respect to recently enacted flare monitoring regulations. The optical measurement system, designed for precise measurement of net heating values in flare gases, was the first to be approved as an alternative method under the New Source Performance Standards OOOOb regulations. Following the EPA's approval of our analyzer, we recognized our first revenues from flare monitoring in August 2024. We believe that this approval could facilitate opportunities to access this new application as a source of future growth; however, future changes in EPA regulations could impact or eliminate the applicability of the measurement system and have an adverse effect on our results of operations. In addition, our products are subject to export control laws and regulations, and changes to those laws and regulations may negatively impact our ability to pursue international opportunities. Disruptions to pipelines and refineries, whether due to regulation, weather, demand, or other factors, may also have a materially adverse effect on our ability to derive revenue from our DA segment. Adjustments to our DA segment's commercial strategy, with a shift towards subscription revenue and away from equipment sales, and the market's response to that strategy, may materially and adversely affect revenues in the near term, even if the strategic shift is successful, due to longer payback periods on subscription models.

Severe weather could have an adverse impact on the Company's business.

The Company's business could be materially and adversely affected by severe weather conditions. Hurricanes, tropical storms, flash floods, blizzards, extreme cold weather, and other severe weather conditions could result in curtailment of services, damage to equipment and facilities, interruption in transportation of products and materials, and loss of productivity. If the Company's customers are unable to operate or are required to reduce operations due to severe weather conditions, and as a result curtail purchases of the Company's products and services, the Company's business could be adversely affected.

A terrorist attack or armed conflict could harm the Company's business.

Terrorist activities, anti-terrorist efforts, and other armed conflicts involving the U.S. could adversely affect the U.S. and global economies and could prevent the Company from meeting financial and other obligations. The Company could experience loss of business, delays or defaults in payments from payors, or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants, or refineries are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas which, in turn, could also reduce the demand for the Company's products and services. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect the Company's results of operations, impair the ability to raise capital, or otherwise adversely impact the Company's ability to realize certain business strategies. The military conflicts in Ukraine and the Middle East could affect regions in which the Company does business directly or indirectly and could harm the Company's ability to sell its good and services in those regions.

Risks Related to the Company's Securities

The market price of the Company's common stock has been and may continue to be volatile.

The market price of the Company's common stock is subject to significant fluctuations. The following factors, among others, could cause the price of the Company's common stock to fluctuate:

- variations in the Company's quarterly results of operations;
- changes in market valuations of companies within the Company's industry;
- fluctuations in stock market prices and volume;
- fluctuations in oil and natural gas prices;
- issuances of common stock or other securities in the future, including warrants convertible into the Company's common stock;
- additions or departures of key personnel;
- inability of either party to perform its obligations under our agreement with ProFrac Services regarding the purchase of our chemicals or with ProFrac GDM regarding the lease of our equipment;
- announcements by the Company or the Company's competitors of new business, acquisitions, or joint ventures; and
- negative statements made by external parties about the Company's business in public forums.

The stock market has experienced significant price and volume fluctuations in recent years that have affected the price of common stock of companies within many industries including the oil and natural gas industry. The price of the Company's common stock could fluctuate based upon factors that have little to do with the Company's operational performance, and these fluctuations could materially reduce the Company's stock price. The Company could be a defendant in a legal case related to a significant loss of value for the shareholders. This could be expensive and divert management's attention and Company resources, as well as have an adverse effect on the Company's business, operating results, cash flows, financial condition or securities.

The Company's common stock is thinly traded; therefore, our stock price may fluctuate more than the stock market as a whole and it may be difficult to sell large numbers of our shares at prevailing trading prices.

As a result of the thin trading market for shares of our common stock, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small, our stock price may fluctuate significantly more than the stock market as a whole or the stock prices of similar companies. Without a larger public float, shares of our common stock will be less liquid than the shares of common stock of companies with broader public ownership, and as a result, it may be difficult for investors to sell the number of shares they desire at an acceptable price. Trading of a relatively small volume of shares of our common stock may have a greater effect on the trading price than would be the case if our public float were larger. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

The Company's relationship with ProFrac Services and ProFrac GDM and certain of their affiliates may create a conflict of interest.

The Company derived 62% and 62% of its revenue for the years ended December 31, 2025 and 2024, respectively, from ProFrac Services and ProFrac GDM. Apart from being the Company's largest customer, certain affiliates of ProFrac Services, entered into various convertible debt transactions with the Company during 2022, which were subsequently converted into shares of the Company's common stock and warrants to purchase shares of the Company's common stock in 2023. In addition, ProFrac GDM received a warrant to purchase 6,000,000 shares of the Company's common stock in connection with the Lease Agreement (see Note 10, "Debt" and Note 19, "Related Party Transactions," in Part II, Item 8 - "Financial Statements and Supplementary Data" of this Annual Report). On March 13, 2026, ProFrac GDM exercised the April 2025 Warrant and was issued 6,000,000 shares of the Company's common stock. As a result of these transactions, ProFrac Holdings, LLC or its affiliates beneficially owned approximately 61% of the Company's common stock as of March 13, 2026 making them the Company's largest shareholder. In addition, ProFrac Holdings, LLC currently consolidates the Company's financial results in its financial results and also has the right to elect four out of seven members of the Company's Board of Directors. Pursuant to this right, Matt Wilks was nominated and elected to serve on our Board at the Company's 2022 annual meeting of shareholders and Evan Farber was appointed to our Board on October 11, 2022. As a result of the operational and financial relationship with ProFrac Services and its affiliates, as the Company's largest customer, a Board member and the Company's majority shareholder, certain conflicts of interest may occur.

Future issuance of additional shares of common stock could cause dilution of ownership interests and adversely affect the Company's common stock price.

The Company is currently authorized to issue up to 240,000,000 shares of common stock. The Company may, in the future, issue previously authorized and unissued shares of common stock, which would result in the dilution of current stockholders' ownership interests. Additional shares are subject to issuance through unexercised warrants, equity compensation plans or through the exercise of currently outstanding equity awards. The potential issuance of additional shares of common stock may create downward pressure on the trading price of the Company's common stock. The Company may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in order to raise capital or effectuate other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have an adverse effect on the price of the Company's common stock.

The Company may issue a substantial amount of securities in connection with future acquisitions, and the sale of those securities could adversely affect the trading price of our common stock or other securities.

As part of our growth strategy, we may issue additional securities, or securities that have rights, preferences, and privileges senior to our other securities. We may file future shelf registration statements with the SEC that we may use to sell securities from time to time in connection with acquisitions. To the extent that we are able to grow through acquisitions and are able to pay for such acquisitions with shares of our common stock or other securities, the number of outstanding shares of common stock or other securities that will be eligible for sale in the future is likely to increase substantially. Persons receiving shares of our common stock or other securities in connection with these acquisitions may be more likely to sell large quantities of their common stock or other securities, which may influence the price of our common stock or other securities. In addition, the potential issuance of additional shares of common stock or other securities in connection with anticipated acquisitions could lessen demand for our common stock or other securities and result in a lower price than would otherwise be obtained.

The Company may issue shares of preferred stock or debt securities with greater rights than the Company's common stock.

Subject to the rules of the NYSE, the Company's certificate of incorporation authorizes the board of directors to issue one or more additional series of preferred stock and to set the terms of the issuance without seeking approval from holders of common stock. Currently, there are 100,000 preferred shares authorized, with no shares currently outstanding. Any preferred stock that is issued may rank senior to common stock in terms of dividends, priority and liquidation premiums, and may have greater voting rights than holders of common stock.

Certain anti-takeover provisions of the Company's certificate of incorporation and applicable Delaware law could discourage or prevent others from acquiring the Company, which may adversely affect the market price of the Company's common stock.

The Company's certificate of incorporation and bylaws contain provisions that, among other things:

- permit the Company to issue, without stockholder approval, shares of preferred stock, in one or more series and, with respect to each series, to fix the designation, powers, preferences, and rights of the shares of the series;
- prohibit stockholders from calling special meetings;
- limit the ability of stockholders to act by written consent;
- prohibit cumulative voting; and
- require advance notice for stockholder proposals and nominations for election to the board of directors to be acted upon at meetings of stockholders.

In addition, Section 203 of the Delaware General Corporation Law limits business combinations with owners of more than 15% of the Company's voting stock without the approval of the board of directors. The aforementioned provisions and other similar provisions make it more difficult for a third party to acquire the Company exclusive of negotiation. The Company's board of directors could choose not to negotiate with an acquirer deemed not beneficial to or synergistic with the Company's strategic outlook. If an acquirer were discouraged from offering to acquire the Company or prevented from successfully completing a hostile acquisition by these anti-takeover measures, stockholders could lose the opportunity to sell their shares at a favorable price.

ProFrac Holdings, LLC, together with its affiliates, beneficially owned approximately 61% of our common stock as of March 13, 2026 making them our largest shareholder. This level of ownership of shares of our common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal.

The Company has no current plans to pay dividends on the Company's common stock, and, therefore, investors will have to look to stock appreciation for return on investments.

The Company does not anticipate paying any cash dividends on the Company's common stock within the foreseeable future. Any payment of future dividends will be at the discretion of the Company's board of directors and will depend, among other things, on the Company's earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations deemed relevant by the board of directors. Investors must rely on sales of common stock held after price appreciation, which may never occur, in order to realize a return on their investment. The lack of plans for dividends may make the common stock of the Company an unattractive investment for investors who are seeking dividends.

General Risk Factors

If the Company loses the services of key members of management, the Company may not be able to manage operations and implement growth strategies.

The Company depends on the continued service of its Chief Executive Officer and Chief Financial Officer and other key members of the executive management team, who possess significant expertise and knowledge of the Company's business and industry. The Company has entered into employment agreements with certain of these key members. Any loss or interruption of the services of key members of the Company's management could significantly reduce the Company's ability to manage operations effectively and implement strategic business initiatives.

The Company's tax returns are subject to audit by tax authorities. Taxing authorities may make claims for back taxes, interest and penalties. Changes in U.S. tax legislation may adversely affect our business, results of operations, financial condition and cash flows.

The Company is subject to income, property, excise, employment, and other taxes in the U.S. and a variety of other jurisdictions around the world. Tax rules and regulations in the U.S. and around the world are complex and subject to interpretation. From time to time, taxing authorities conduct audits of the Company's tax filings and may make claims for increased taxes and, in some cases, assess interest and penalties. The assessments for back taxes, interest, and penalties could be significant. If the Company is unsuccessful in contesting these claims, the resulting payments could result in a drain on the Company's capital resources and liquidity. In addition, there may be material adverse effects resulting from new or future U.S. tax reforms that have not been identified and that could have an adverse effect on the Company's business, results of operations, financial condition and cash flows.

Disclaimer of Obligation to Update

Except as required by applicable law or regulation, the Company assumes no obligation (and specifically disclaims any such obligation) to update these risk factors or any other forward-looking statement contained in this Annual Report to reflect actual results, changes in assumptions, or other factors affecting such forward-looking statements.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The Company faces a variety of cybersecurity threats that could impact its business, financial condition, results of operations, cash flows or reputation. The Company has established a Cybersecurity Incident Response Team (the "CIRT") to develop and continually enhance a cyber incident response plan, which guides the Company in identification, containment, eradication and recovery from cybersecurity incidents. The CIRT is led by the Company's Director of Information Technology (the "Director of IT"), who reports to the Company's Chief Financial Officer. The Director of IT has a formal education in Computer Information Systems and is a Microsoft Certified Information Systems Professional with 29 years of experience. The Director of IT has comprehensive experience in cybersecurity controls, including intrusion detection, network security, operating systems, incident response and a track record of identifying cyber risks and implementing countermeasures to mitigate cyber attacks.

The CIRT is charged with the evaluation and implementation of incident response tools, and the implementation of mandatory training procedures and exercises to mitigate and remediate potential cybersecurity incidents. The CIRT members are comprised of representatives from management, including the Company's Chief Executive and Financial Officers, information technology, legal and communications teams. The CIRT reports to the Risk & Sustainability Committee of the Company's Board of Directors, which is tasked with oversight of the general risk and sustainability programs of the Company. The Board has an active role in overseeing management of the Company's risks and regularly reviews information regarding the

Company's operations, liquidity and associated risks. While each committee of the Board is responsible for evaluating certain risks and overseeing the management of those risks, the entire Board is regularly informed through committee reports.

The Company uses several real-time systems for detecting potential threats to its systems, devices and user accounts. In addition, the Company reviews controls implemented by its third-party service providers to ensure that the providers' controls have been designed to effectively mitigate cybersecurity risks that could affect the Company's systems. The Company also engages third-party consultants to evaluate its security and disclose any potential weaknesses within the Company's systems. The CIRT reviews the findings of these evaluations and will determine the steps required to minimize the effects of any discovered weaknesses and implement changes as deemed necessary. The Company's information technology team is tasked with the initial assessment of a suspected incident and evaluates the suspected incident based on the Company's cybersecurity policy.

In the event of an incident, we intend to follow our cyber incident response plan. Any assessment that is deemed an actionable incident would trigger an alert to the CIRT. The CIRT will further assess the incident according to a predefined scale (e.g., low, medium, high and critical) and initiate the Company's incident response plan and communication protocols. The CIRT, in conjunction with the Risk and Sustainability Committee, will assess the materiality of the incident with respect to the rules, regulations and disclosure requirements of the SEC and NYSE. See "Risk Factors" in Item 1A of this Annual Report. As of December 31, 2025, we have not identified any risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Item 2. Properties

The Company operates three manufacturing facilities, a corporate headquarters and a research facility in the U.S. The Company owns two of these facilities and the remainder are leased with lease terms that expire from 2025 through 2030. Internationally, the Company leases a warehouse and a sales office in Dubai, United Arab Emirates. The following table sets forth our facility locations:

Segment	Owned/Leased	Location
Chemistry Technologies	Owned	Marlow, Oklahoma
Chemistry Technologies	Owned	Raceland, Louisiana
Chemistry Technologies	Leased	Dubai, United Arab Emirates
Chemistry Technologies	Leased	Dubai, United Arab Emirates
Chemistry Technologies	Leased	Houston, Texas
Data Analytics	Leased	Austin, Texas
Corporate Headquarters	Leased	Houston, Texas

Item 3. Legal Proceedings

For a discussion of our legal proceedings, please refer to Note 13, "Commitments and Contingencies" in Part II, Item 8 — "Financial Statements and Supplementary Data" of this Annual Report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock trades on the NYSE under the stock ticker symbol "FTK." As of the close of business on March 4, 2026, there were approximately 35 holders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions. The Company has never declared or paid cash dividends on its common stock. The Company has no current plans to declare dividends on its common stock.

Unregistered Sales of Equity Securities

During the year ended December 31, 2025, the Company did not have any sales of securities in transactions that were not registered under the Securities Act of 1933, as amended, that have not been reported on Form 8-K or Form 10-Q.

Issuer Purchases of Equity Securities

The Company's stock compensation plans allow employees to elect to have shares withheld to satisfy their tax liabilities related to non-qualified stock options exercised or restricted stock vested or to pay the exercise price of the options. When this settlement method is elected by the employee, the Company repurchases the shares withheld upon vesting of the award stock. Repurchases of the Company's equity securities during the three months ended December 31, 2025, that the Company made or were made on behalf of the Company or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Exchange Act are as follows:

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share
October 1, 2025 to October 31, 2025	61,895	$ 18.75
November 1, 2025 to November 30, 2025	102	$ 15.53
December 1, 2025 to December 31, 2025	19,277	$ 16.43
Total	81,274	

(1) The Company purchases shares of its common stock to satisfy tax withholding requirements and payment remittance obligations related to the period's vesting of restricted shares.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with Part 1, including the matters set forth in Item 1.A. Risk Factors, and our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with U.S. GAAP, included elsewhere in this Annual Report.

Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act , and is subject to the safe harbor created by those sections. As a result of many risks and uncertainties, including those factors set forth in Item 1.A. Risk Factors of this Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. For more information, see "Forward-Looking Statements." These forward-looking statements are made as of the date of this Annual Report, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable law. All dollar amounts stated herein are in U.S. dollars unless specified otherwise.

Executive Summary

Flotek strives to be the collaborative partner of choice for solutions that reduce the environmental impact of energy on air, water, land and people. An advanced technology-driven, chemical and data analytics company, Flotek seeks to provide unique and innovative solutions to its customers in both the domestic and international energy markets. The Company is committed to delivering products and services that endeavor to maximize customer returns by leveraging chemistry as the common value creation platform.

The Company has two operating segments, Chemistry Technologies ("CT") and Data Analytics ("DA"), which are both supported by the Company's continuing Research and Innovation ("R&I") advanced laboratory capabilities.

Company Overview

Chemistry Technologies

The Company's CT segment provides sustainable, optimized chemistry solutions that we believe maximize our customers' value by improving return on invested capital, lowering operational costs and providing tangible environmental benefits. The Company's proprietary chemistries, specialty chemistries, logistics and technology services seek to enable our customers to pursue improved efficiencies and performance throughout the life cycle of their desired chemical applications program. The Company designs, develops, manufactures, packages, distributes and markets optimized chemistry solutions that are designed to accelerate existing sustainability practices to reduce the environmental impact of energy on the air, water, land and people.

Customers of the CT segment include energy-related companies, such as our related party ProFrac Services, LLC ("ProFrac Services"), with whom we have a long-term chemistry supply agreement, as well as industrial companies. Major integrated oil and gas companies, oilfield services companies, independent oil and gas companies, national and state-owned oil companies, geothermal energy companies, solar energy companies and advanced alternative energy companies may benefit from our best-in-class technology, field operations, and continuous improvement exercises that go beyond existing sustainability practices.

ProFrac Supply Agreement

On February 2, 2022, the Company entered into a Chemical Products Supply Agreement with ProFrac Services, which was subsequently amended on May 17, 2022 and February 1, 2023 (collectively, the "ProFrac Agreement").

The ProFrac Agreement contains minimum requirements for chemistry purchases. If the minimum volume purchases are not achieved within the applicable measurement period, ProFrac Services is required to pay to the Company, as liquidated damages, an amount equal to twenty-five percent (25%) of the difference between (i) the aggregate purchase price of the quantity of products comprising the minimum purchase obligation and (ii) the actual purchased volume during the measurement period ("Contract Shortfall Fees"). The minimum purchase requirements were not met during the 2024 measurement period of January 1, 2024 through December 31, 2024 and, as a result, related party revenues for the year ended December 31, 2024 reflected Contract Shortfall Fees of $32.4 million. The minimum purchase requirements were not met during the 2025 measurement period of January 1, 2025 through December 31, 2025 and, as a result, related party revenues for the year ended December 31, 2025 reflected Contract Shortfall Fees of $27.4 million.

On March 12, 2026, the Company and ProFrac entered into an agreement (as amended, the "OSP Agreement") regarding the settlement of 2025 Contract Shortfall Fees payable to the Company under the ProFrac Agreement for the measurement period of January 1, 2025 to December 31, 2025. The OSP Agreement provides for the payment of an aggregate of $19.7 million (which amount represents $27.4 million of 2025 Contract Shortfall Fees, net of a $7.2 million offset payable under the Purchase Agreement as described in "Part II, Item 8. Financial Statements and Supplementary Data - Note 3" (the "OSP Offset") and other minor adjustments) of consideration to the Company as follows: $7.2 million to be paid in cash and $12.5 million to be satisfied through an equipment construction and rental credit (the "Equipment Credit"). Under the OSP Agreement, the Company has committed to purchase and/or rent $12.5 million of equipment from ProFrac to be used for opportunities within the Data Analytics segment, with the costs of such equipment to be offset by the Equipment Credit. The Company expects to utilize the Equipment Credit during 2026, however any unused amounts at the end of 2026 would be available for use in 2027 until the full credit is utilized.

Data Analytics

The Company's Data Analytics ("DA") segment provides analytical measurement and digital solutions, including measure-and-control services, that deliver near real-time insights for process control across the oil and gas value chain and emerging applications in power and digital valuation. DA solutions help customers optimize performance, improve decision-making, and reduce emissions and carbon intensity, supported in part by recurring service and lease revenues.

The DA segment generates revenues through a combination of short and long-term equipment rentals (service revenue) and capital sales (product revenue). Customers of the DA segment span across the oil and gas industry, including oil and gas supermajors, some of the largest midstream oil and gas companies, large gas processing plants, independent exploration and production companies and oil field service companies that provide hydraulic fracturing services. We believe customers using our technology may obtain significant benefits, including additional profits, by enhancing operations in crude/condensates stabilization, enhancing blending operations, reducing time impacting transmix operations and increasing efficiencies and optimization of gas plants. The DA segment has expanded its presence in providing mobile power generation solutions through the acquisition of the assets described in "Part II, Item 8. Financial Statements and Supplementary Data - Note 3." These assets facilitate the use of significantly lower-cost field gas, as a replacement to diesel, to generate power, lower emissions and protect equipment through the continuous measurement of gas quality.

Power Services Contract

On March 3, 2026, the Company announced that it had been awarded its first contract to deliver power services for utilities infrastructure support. Under the agreement, the Company expects to coordinate the installation of up to 50 MW of power generation equipment including the Company's gas distribution and conditioning assets to support critical federal disaster recovery initiatives. The initial term of the agreement is for six-months, with customer option to extend to four years. The Company expects to begin deploying equipment during the second quarter of 2026.

Research & Innovation

R&I supports both our business segments through chemistry formulation, specialty chemical formulations and EPA regulatory guidance, technical support, basin and reservoir studies, data analytics and new technology projects. The purpose of R&I is to supply the Company's business segments with enhanced products and services that generate current and future revenues, while advising Company management on opportunities concerning technology, environmental and industry trends. The R&I facilities support advances in CT and DA segment performance, optimization and manufacturing. For the years ended December 31, 2025 and 2024, the Company incurred $1.8 million and $1.7 million, respectively, of research and development expense. The Company expects that its 2026 research and development investment will continue to support new product development and customization initiatives for its clients.

Consolidated Results of Operations (in thousands)

	Years ended December 31,		
	2025		**2024**
Revenue			
Revenue from external customers	$	90,436	$	71,263
Revenue from related party		146,826		115,762
Total revenues		237,262		187,025
Cost of sales		177,429		147,639
Cost of sales %		74.8 %		78.9 %
Gross profit		59,833		39,386
Gross profit %		25.2 %		21.1 %
Selling, general and administrative		28,046		24,709
Selling, general and administrative %		11.8 %		13.2 %
Asset acquisition expenses		4,362		—
Depreciation		1,836		891
Research and development		1,822		1,714
Gain on disposal of property and equipment		(7)		(124)
Severance expense		530		—
Income from operations		23,244		12,196
Operating margin %		9.8 %		6.5 %
Other expense			
Interest expense and other income, net		(3,589)		(1,049)
Total other expense		(3,589)		(1,049)
Income before income taxes		19,655		11,147
Income tax benefit (expense)		10,873		(649)
Net income	$	30,528	$	10,498
Net income %		12.9 %		5.6 %

Consolidated revenue for the year ended December 31, 2025 increased $50.2 million versus the same period of 2024. The increase in revenue during the year ended December 31, 2025 was driven primarily by increases in both external and related party product sales and $16.1 million in PWRtek rental revenue, partially offset by decreased Contract Shortfall Fees.

Consolidated cost of sales for the year ended December 31, 2025 increased $29.8 million, or 20%, versus the same period of 2024. The increase is primarily driven by increased material costs, increased service costs and increased freight costs as a result of increased volume of business.

Selling, general and administrative ("SG&A") expenses are not directly attributable to products sold or services provided. SG&A expenses for the year ended December 31, 2025, increased $3.3 million, or 14%, versus the same period of 2024 as a result of increased salaries and wages, increased stock compensation expense and higher contract labor and audit costs, partially offset by reduced legal and consulting fees.

Asset acquisition expenses were $4.4 million for the year ended December 31, 2025 and were related to accounting, legal and other professional fees associated with the Asset Acquisition. There was no corresponding activity for the same period of 2024.

Research and development ("R&D") costs increased $0.1 million, or 6%, for the year ended December 31, 2025, versus the same period of 2024 driven by higher personnel costs resulting from headcount optimization.

Operating income increased by $11.0 million to $23.2 million for the year ended December 31, 2025 versus the same period in 2024. The increase in 2025 is primarily due to a $20.4 million increase in gross profit resulting from higher product sales and rental revenues, partially offset by $4.4 million in Asset Acquisition expenses, a $3.3 million increase in SG&A expenses and a $0.9 million increase in depreciation expense.

Total other expense for the year ended December 31, 2025 increased $2.5 million, driven primarily by a $2.8 million increase in interest expense primarily the result of interest from the PWRtek Note, partially offset by a $0.3 million decrease in other income. The changes for the 2025 period are driven by the partial release of the Company's valuation allowance on its deferred tax assets (see "Part II, Item 8. Financial Statements and Supplementary Data - Note 12").

Total income tax benefit was $10.9 million for the year ended December 31, 2025 compared to income tax expense of $0.6 million for the same period of 2024.

Results by Segment (in thousands):

Chemistry Technologies Results of Operations:

	Years ended December 31,			
	2025		**2024**	
Revenue from external customers	$	79,565	$	63,214
Revenue from related party		130,221		114,947
Income from operations		30,385		26,602

CT revenue from external customers for the year ended December 31, 2025, increased $16.4 million, or 26% compared to 2024 due to increased sales with both new and existing customers. Revenue from related party for the year ended December 31, 2025, increased $15.3 million, or 13%, primarily driven by increased product sales under the ProFrac Agreement, partially offset by decreased Contract Shortfall Fees.

Income from operations for the CT segment for the year ended December 31, 2025 increased $3.8 million, compared to 2024. The increase was driven by an increase in gross profit of $5.3 million attributable to higher product volumes, partially offset by an increase in cost of sales.

Data Analytics Results of Operations:

	Years ended December 31,			
	2025		**2024**	
Revenue from external customers	$	10,871	$	8,049
Revenue from related party		16,605		815
Income (loss) from operations		7,882		(939)

DA external customer revenue for the year ended December 31, 2025, increased $2.8 million, or 35%, compared to revenue for 2024. The increase was driven primarily by increased unit sales. Related party revenue increased by $15.8 million compared to 2024 primarily due to $16.1 million of rental income under the Lease Agreement partially offset by decreased revenue relating to services provided to ProFrac Services outside of the ProFrac Agreement.

Income from operations for the DA segment for the year ended December 31, 2025 increased $8.8 million compared to 2024. The increase was driven by an increase in gross profit of $15.2 million primarily attributable to rental revenues under the Lease Agreement and increased product sales, partially offset by a $3.4 million increase in the cost of sales for the year ended year ended December 31, 2025.

Corporate and Other Results of Operations:

	Years ended December 31,			
	2025		**2024**	
Loss from operations	$	(15,023)	$	(13,467)

Loss from operations for the year ended December 31, 2025 increased by $1.6 million, or 12%, compared to the same period of 2024 due to increased severance expenses, increased stock compensation expenses and increased contract labor and audit fees.

Capital Resources and Liquidity

Overview

The Company's working capital requirements relate to the acquisition and maintenance of materials and equipment and funding of obligations as they become due. During the year ended December 31, 2025, the Company funded working capital requirements with cash on hand, borrowings under the ABL (defined below) and cash flow from operations. We believe our cash and cash equivalents, cash generated from operating activities, which includes the impact of the transactions described in "Part II, Item 8. Financial Statements and Supplementary Data - Note 3", the collection or offset utilization of future Contract Shortfall Fees as described below, and availability under the ABL will be sufficient to fund our capital requirements and anticipated obligations as they become due over the next twelve months.

However, sustained weakness in the oil and gas markets, and the resulting potential impact on our customers' ability to pay their obligations to us in a timely manner could have a negative impact on our liquidity. In addition, the availability of capital is dependent on the Company's operating cash flow, which is currently expected to be principally derived from the ProFrac Agreement and the Lease Agreement. The minimum purchase requirements under the ProFrac Agreement were not met during the current measurement period of January 1, 2025 through December 31, 2025, and as a result, related party revenues for the year ended December 31, 2025 reflect Contract Shortfall Fees of $27.4 million. As described in "- Company Overview" above, on March 12, 2026, the Company and ProFrac entered into the OSP Agreement regarding the settlement of 2025 Contract Shortfall Fees.

As of December 31, 2025, the Company had unrestricted cash and cash equivalents of $5.7 million compared to $4.4 million on December 31, 2024. In addition, at March 4, 2026, the Company had approximately $11.1 million in available borrowings under the ABL. During the year ended December 31, 2025, the Company had $23.2 million of operating income, $7.2 million of cash provided by operating activities, $2.0 million of cash used in investing activities and $3.7 million of cash used in financing activities.

Asset Based Loan

In August 2023, the Company entered into a 24-month revolving loan and security agreement in connection with an Asset Based Loan, which was amended in October 2023, August 2024 and April 2025 (as amended, the "ABL"). The August 2024 amendment to the ABL extended the maturity date to August 2026, increased the credit availability and lowered the interest rate spread. The ABL provides up to $20.0 million of credit availability, which is limited by a borrowing base consisting of (i) 85% of eligible accounts receivable, plus (ii) 60% of the value of eligible inventory not to exceed 100% of the eligible accounts receivable, plus (iii) 60% of the value of certain real estate holdings.

As of December 31, 2025 and 2024, the Company had $3.3 million and $4.8 million outstanding under the ABL, respectively. During the years ended December 31, 2025 and 2024, the Company incurred $1.0 million and $0.7 million, respectively, in interest and fees related to the ABL. As of December 31, 2025 and 2024, the Company recorded $0.3 million and $0.3 million, respectively, of unamortized deferred financing costs related to the ABL.

Borrowings under the ABL bear interest at the Wall Street Journal Prime Rate (subject to a floor of 5.50%) plus 2.0% per annum. The interest rate under the ABL was 8.75% and 9.5% as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, the weighted-average interest rate was 9.3% and 10.8%, respectively. The ABL contains an annual commitment fee equal to 1.0% of the ABL's borrowing base. Additionally, the Company will be assessed a non-usage fee of 0.25% per quarter based on the difference between the average daily outstanding balance and the borrowing base limit of the ABL. If the ABL is terminated prior to the end of its term, the Company is required to pay an early termination fee of 2.50% of the borrowing base limit of the ABL (if terminated with more than 12 months remaining until the maturity date) or 1.50% of the borrowing base limit of the ABL (if terminated with less than 12 months remaining until the maturity date).

In connection with the Company's entry into the Purchase Agreement, the Company entered into the Letter Agreement with the lender whereby the lender will not test compliance with respect to the Tangible Net Worth (as defined in the ABL) covenant through and including December 31, 2025. Pursuant to the Letter Agreement, the Company will be required to maintain positive trailing three-month consolidated net income on a monthly basis through and including December 31, 2025. In addition, the ABL provides the lender a blanket security interest on all or substantially all of the Company's assets, excluding the PWRtek Assets. On October 28, 2025, the lender provided its consent to the assignment of the PWRtek Note and various amendments to the PWRtek Note and related documents.

Cash Flows

Consolidated cash flows by type of activity are noted below (in thousands):

	Years ended December 31,			
	2025		**2024**	
Net cash provided by operating activities	$	7,204	$	3,361
Net cash used in investing activities		(1,977)		(1,816)
Net cash used in financing activities		(3,743)		(3,116)
Effect of changes in exchange rates on cash and cash equivalents		(155)		124
Net change in cash, cash equivalents and restricted cash	$	1,329	$	(1,447)

Operating Activities

Net cash provided by operating activities was $7.2 million and $3.4 million during the years ended December 31, 2025 and 2024, respectively. Consolidated net income for the years ended December 31, 2025 and 2024 was $30.5 million and $10.5 million, respectively.

During the year ended December 31, 2025, non-cash adjustments to net income totaled $1.5 million as compared to $11.2 million for the same period of 2024.

- For the year ended December 31, 2025, non-cash adjustments included amortization of contract assets of $6.3 million, stock compensation expense of $2.3 million and non-cash lease expense of $1.0 million primarily due to ROU asset amortization for equipment leases. Non-cash adjustments also include a deferred tax benefit of $11.2 million, $1.8 million of depreciation expense, $0.3 million of amortization of loan origination costs, provision for doubtful accounts of $0.6 million and the provision for excess and obsolete inventory of $0.4 million.

- For the year ended December 31, 2024, non-cash adjustments included amortization of contract assets of $5.6 million, stock compensation expense of $1.4 million and non-cash lease expense of $2.1 million primarily due to ROU asset amortization for equipment leases. Non-cash adjustments also include $0.9 million of depreciation expense, $0.3 million of amortization of loan origination costs and the provision for excess and obsolete inventory of $0.6 million.

During the year ended December 31, 2025, changes in working capital used $24.9 million of cash as compared to $18.4 million used for the same period of 2024.

- For the year ended December 31, 2025, changes in working capital resulted primarily from increases in accounts receivable, including related party, of $38.9 million, partially offset by an increase in inventories of $3.1 million. Accrued liabilities increased $11.8 million and operating lease liabilities decreased $1.5 million primarily due to payments on equipment leases.

- For the year ended December 31, 2024, changes in working capital resulted primarily from increases in accounts receivable, including related party, of $21.6 million, and partially offset by an increase in inventories of $0.7 million. Accrued liabilities increased $5.7 million and operating lease liabilities decreased $2.4 million primarily due to payments on equipment leases.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $2.0 million primarily due to capital expenditures related to capital additions. Net cash used in investing activities for the year ended December 31, 2024 was $1.8 million primarily due to capital additions, including new equipment and sensors expected to be utilized in flare monitoring.

Financing Activities

Net cash used in financing activities was $3.7 million for the year ended December 31, 2025, primarily from $1.5 million in net payments on the ABL, $1.6 million in payments for shares withheld for taxes, $0.5 million in payments for note payable issuance costs and $0.7 million in stock warrant issuance costs, partially offset by $0.6 million in proceeds from stock option exercises and $0.2 million in proceeds from the issuance of stock related to the employee stock purchase plan.

Net cash used in financing activities was $3.1 million for the year ended December 31, 2024, primarily from $2.7 million in net payments on the ABL and $0.4 million in payments for loan origination fees and shares withheld for taxes.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles and the Company's discussion and analysis of its financial condition and operating results require the Company's management to make judgments, assumptions, and estimates that affect the amounts reported. Our most significant accounting policies are described in Note 2, "Summary of Significant Accounting Policies," in Part II, Item 8 — "Financial Statements and Supplementary Data," of this Annual Report. The Company believes the following accounting estimates are critical due to the significant subjective and complex judgments and estimates required when preparing the consolidated financial statements. The Company regularly reviews judgments, assumptions and estimates related to the critical accounting estimates.

Leases — Lessor Accounting

We lease equipment to customers under operating lease arrangements. At contract inception we perform an evaluation to determine if a lease arrangement conveys the right to control the use of an identified asset. To the extent such rights of control are conveyed, we further make an assessment as to the applicable lease classification. The determination of appropriate lease classification (sales-type lease or operating lease) may require the use of management judgment, including economic life of the leased equipment, the rate implicit in the lease used to determine the fair value of lease payments, and the fair value of leased equipment.

Contract Assets

The Company's contract assets represent consideration which was issued in the form of convertible notes (Contract Consideration Convertible Notes Payable as discussed in Note 10, "Debt" in Part II, Item 8) and other incremental costs related to obtaining the ProFrac Agreement in 2022. The contract assets are amortized over the term of the ProFrac Agreement based on forecasted revenues. As goods are transferred to ProFrac Services, LLC, the amortization is presented as a reduction of the transaction price included in related party revenue in the consolidated statements of operations. The contract assets are tested for recoverability on a recurring basis and the Company will recognize an impairment loss to the extent that the carrying amount of the contract assets exceeds the amount of consideration the Company expects to receive in the future for the transfer of goods under the contract less the direct costs that relate to providing those goods in the future. The amount of consideration the Company expects to receive in the future for the transfer of goods under the contract and the direct costs that relate to providing those goods used in the Company's contract assets recoverability analysis consider both historical and anticipated purchases by ProFrac over the remaining life of the ProFrac Agreement, taking into account the effect of the Contract Shortfall Fee that is payable to the Company if the annual minimum purchase obligation is not met. The Contract Shortfall Fee mitigates the impact of a failure to meet the expected annual minimum purchase obligation by providing the Company consideration to offset the gross profit lost as a result of ProFrac's purchases not meeting the annual minimum purchase obligation. Due to the Contract Shortfall Fee, if actual purchases under the ProFrac Agreement are less than the annual minimum purchase obligation, there is negligible impact on the amount of gross profit generated by the ProFrac Agreement. As a result, the Company believes there is minimal sensitivity to amounts purchased under the ProFrac Agreement to the ProFrac Agreement's expected profitability when considering the contract assets recoverability assessment.

Income Taxes: Valuation Allowance

Accounting for income taxes involves estimates and judgments relating to the tax bases of assets and liabilities and the future recoverability of deferred tax assets. In assessing the realization of deferred tax assets, we determine whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating sufficient taxable income in future years when deferred tax assets are recoverable or are expected to reverse. Factors that may affect estimates of future taxable income include, but are not limited to, changes in revenue, costs or profit margins, market share, and execution of new long-term contracts with customers. In practice, positive and negative evidence is reviewed with objective evidence receiving greater weight. If, based on the weight of available evidence, it is more likely than not that all, or some portion, of the deferred tax assets will not be realized, we record a valuation allowance. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for all, or some portion, of the deferred tax assets.

The Company considered both positive and negative evidence and determined that a full valuation allowance was no longer required for certain deferred tax assets during the year ended December 31, 2025. Positive evidence included our results of operations reaching an adjusted three-year cumulative income position during the year that indicates a trend of profitability; future reversals of existing taxable temporary differences; and an evaluation of currently available information about future years forecasted taxable income, specifically, the forecasted future income based on existing contracts including the ProFrac Agreement and the Lease Agreement. The Company's adjusted three-year cumulative income position considered the impact of unusual and non-recurring items on historical book income or losses. However, because of the lack of objectively verifiable information in years after the expiration of the ProFrac Agreement and Lease Agreement, it was determined that forecasted future income may not be sufficient to realize all the deferred tax assets. Therefore, a partial release of valuation allowance for both federal and state deferred tax assets was recorded during the year ended December 31, 2025 totaling $15.5 million.

The Company will continue to evaluate both positive and negative evidence that could require changes to the remaining federal and state valuation allowances. In assessing forecasted future income in the years after the expiration of the ProFrac Agreement and Lease Agreement when assessing if it is more likely than not that the deferred tax assets will be realized, the Company will consider the impact of sustained pre-tax income growth derived from non-related party customers; renewals or extensions to current long-term customer contracts; signing of new contracts with customers with positive margins; and macroeconomic and industry specific conditions. Refer to "Item 1A.-Risk Factors" in this Annual Report for more information. We intend to continue maintaining a valuation allowance on a substantial portion of our deferred tax assets until there is sufficient evidence to support a reversal of such allowances.

Reserve for Excess and Obsolete Inventory

Inventories consist of raw materials and finished goods and are stated at the lower of cost or market determined using the weighted-average cost method, or net realizable value. Finished goods inventories include raw materials, direct labor and production overhead.

The Company reviews inventories on hand and current market conditions to determine if the cost of raw materials and finished goods inventories exceed current market prices and impairs the cost basis of the inventory accordingly. Obsolete inventory or inventory in excess of management's estimated usage requirement is written down to its net realizable value if those amounts are determined to be less than cost. Write-downs or write-offs of inventory are charged to cost of sales.

At December 31, 2025 and 2024, the reserve for excess and obsolete inventory was $3.9 million and $5.2 million, or 26.9% and 28.2% of inventory, respectively. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for excess and obsolete inventory.

Recent Accounting Pronouncements

Recent accounting pronouncements which may impact the Company are described in Note 2, "Summary of Significant Accounting Policies - Recent Accounting Pronouncements," in Part II, Item 8 — "Financial Statements" of this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to a variety of market risks, which primarily includes market risk from changes in interest rates, raw material prices, freight costs and foreign currency exchange rates. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates, commodity prices, freight or foreign currency exchange rates over the next year. The Company manages exposure to market risks at the corporate level. The portfolio of interest-sensitive assets and liabilities is monitored and adjusted to provide liquidity necessary to satisfy anticipated short-term needs. The Company's risk management policies allow the use of specified financial instruments for hedging purposes only. Speculation on interest rates or foreign currency rates is not permitted. The Company does not consider any of these risk management activities to be material.

Foreign Currency Exchange Risk

The Company's functional currency is primarily the U.S. dollar. The Company operates principally in the United States and has limited exposure to foreign currency risk in its international operations. During 2025, approximately 4.8% of revenue was denominated in non-U.S. dollar currencies and substantially all assets and liabilities of the Company are denominated in U.S. dollars. However, as the Company expands its international operations, non-U.S. denominated activity is likely to increase.

A 10% devaluation in average foreign currency exchange rates for the U.S. dollar would have resulted in a $1.1 million decrease to our revenues for the year ended December 31, 2025. The Company has not historically used swaps or foreign currency hedges, however, the Company may utilize swaps or foreign currency hedges in the future.

Commodity and Freight Risk

The Company, and the CT segment in particular, primarily relies upon supply relationships to meet many of its raw material needs. Commodity and freight price increases are passed along to the Company's customers, where applicable or possible. The Company presently does not utilize commodity derivative instruments but may consider utilizing forms of hedging to mitigate the effects of rising commodity prices on its supplies, in the future.

Interest Rate Risk

The PWRtek Note is subject to a fixed interest rate and is therefore not exposed to fluctuations in interest rates. The Company is subject to interest rate risk under its ABL, which bears interest at the Wall Street Journal Prime Rate (subject to a floor of

5.50%) plus 2.0% per annum. The interest rate under the ABL was 8.75% and 9.5% as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, the weighted-average interest rate was 9.3% and 10.8%, respectively. During the years ended December 31, 2025 and 2024, the Company incurred $1.0 million and $0.7 million in interest and fees related to the ABL, respectively. Based upon ABL borrowings outstanding as of December 31, 2025 of $3.3 million, a 100 basis point change in interest rates would have resulted in an approximate $0.1 million change to our annual interest expense.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Flotek Industries, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Flotek Industries, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flow for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of leased equipment used in lease classification

As discussed in Notes 2 and 3 to the consolidated financial statements, during the year ended December 31, 2025, the Company entered into a lease agreement with a related party. In determining whether a transaction should be classified as a sales-type or operating lease, the Company considers the following criteria at lease commencement: (1) whether title of the asset transfers automatically or for a nominal fee by the end of the lease term, (2) whether the present value of the minimum lease payments equals or exceeds substantially all of the fair value of the leased asset, (3) whether the lease term is for the major part of the remaining economic life of the leased asset, (4) whether the lease grants the lessee an option to purchase the leased asset that the lessee is reasonably certain to exercise, and (5) whether the underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

We identified the evaluation of the fair value of the leased equipment used in the Company's lease classification assessment as a critical audit matter. A high degree of subjective auditor judgment was required due to the subjectivity of significant assumptions used in estimating the fair value of the leased equipment, including forecasted lease revenue over the leased equipment's economic life and the discount rate. These assumptions involved significant measurement uncertainty, were sensitive to changes in underlying inputs and required assessing management's process for developing the estimate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process for estimating the fair value of the leased equipment, including controls over the determination of the significant assumptions noted above. We evaluated the Company's forecasted lease revenue by comparing it to the lease agreement and other relevant market indicators. We compared the estimated economic life of the leased equipment to comparable assets and other evidence obtained during the audit. We involved valuation professionals with specialized skills and knowledge, who assisted in developing an independently derived discount rate using publicly available market data for comparable entities and comparing the resulting range to the Company's discount rate.

Realizability of certain deferred tax assets

As discussed in Notes 2 and 12 to the consolidated financial statements, a valuation allowance is established by the Company when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's assessment considers positive and negative evidence, including forecasted taxable income. As of December 31, 2025, the Company recorded a valuation allowance of $43.9 million and released $15.5 million of previously recognized valuation allowance during the year.

We identified the evaluation of the realizability of certain deferred tax assets as a critical audit matter. The matter involved especially challenging auditor judgment due to the significant degree of management judgment involved in forecasting revenue when determining future taxable income and evaluating both positive and negative evidence. The matter also involved significant measurement uncertainty because forecasted revenue depended in part on assumptions related to existing contractual arrangements, including the ProFrac Agreement and the Lease Agreement with ProFrac.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process for assessing the realizability of deferred tax assets, including controls over the development of forecasted revenue. We assessed the positive and negative evidence considered by management by reading supporting analyses and comparing key elements to historical trends and externally available information. We evaluated the Company's revenue-related assumptions by comparing forecasted revenue to historical results and to the terms of the ProFrac Agreement and the Lease Agreement with ProFrac. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the application of relevant tax laws to management's assessment.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Houston, Texas

March 16, 2026

FLOTEK INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,731	$ 4,404
Restricted cash	104	102
Accounts receivable, net of allowance for credit losses of $764 and $447 at December 31, 2025 and December 31, 2024, respectively	19,043	17,386
Accounts receivable, related party, net of allowance for credit losses of $0 at December 31, 2025 and December 31, 2024	64,204	52,370
Inventories, net	10,629	13,303
Other current assets	3,445	2,952
Current contract asset	7,621	5,939
Total current assets	110,777	96,456
Long-term contract asset	55,115	63,105
Property and equipment, net	20,344	6,178
Right-of-use assets	3,083	3,326
Deferred tax assets, net	29,152	51
Other long-term assets	1,578	1,680
TOTAL ASSETS	$ 220,049	$ 170,796
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 48,317	$ 38,073
Accrued liabilities	7,256	5,912
Income taxes payable	258	48
Interest payable, related party	1,008	—
Current portion of operating lease liabilities	1,251	1,486
Current portion of finance lease liabilities	153	—
Asset-based loan	3,332	4,789
Current portion of long-term debt	—	60
Total current liabilities	61,575	50,368
Deferred revenue, long-term	—	14
Note payable - related party, net of deferred financing costs	39,584	—
Long-term operating lease liabilities	5,608	6,514
Long-term finance lease liabilities	224	—
TOTAL LIABILITIES	106,991	56,896
Stockholders' equity:		
Preferred stock, $0.0001 par value, 100,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value, 240,000,000 shares authorized; 31,320,960 shares issued and 30,130,480 shares outstanding at December 31, 2025; 30,938,073 shares issued and 29,826,508 shares outstanding at December 31, 2024	3	3
Additional paid-in capital	434,964	464,620
Accumulated other comprehensive income	96	251
Accumulated deficit	(285,780)	(316,308)
Treasury stock, at cost; 1,190,480 and 1,111,565 shares at December 31, 2025 and December 31, 2024, respectively	(36,225)	(34,666)
Total stockholders' equity	113,058	113,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 220,049	$ 170,796

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,			
	2025		**2024**	
Revenue:				
Revenue from external customers	$	90,436	$	71,263
Revenue from related party		146,826		115,762
Total revenues		237,262		187,025
Cost of sales		177,429		147,639
Gross profit		59,833		39,386
Operating costs and expenses:				
Selling, general, and administrative		28,046		24,709
Asset acquisition expenses		4,362		—
Depreciation		1,836		891
Research and development		1,822		1,714
Severance expense		530		—
Gain on sale of property and equipment		(7)		(124)
Total operating costs and expenses		36,589		27,190
Income from operations		23,244		12,196
Other income (expense):				
Interest expense		(3,937)		(1,095)
Other income, net		348		46
Total other expense		(3,589)		(1,049)
Income before income taxes		19,655		11,147
Income tax benefit (expense)		10,873		(649)
Net income	$	30,528	$	10,498
Income per common share:				
Basic	$	0.90	$	0.36
Diluted	$	0.84	$	0.34
Weighted average common shares:				
Weighted average common shares used in computing basic income per common share		33,903		29,534
Weighted average common shares used in computing diluted income per common share		36,156		30,889

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years ended December 31,	
	2025	2024
Net income	$ 30,528	$ 10,498
Other comprehensive income:		
Foreign currency translation adjustment	(155)	124
Comprehensive income	$ 30,373	$ 10,622

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands)

	Years ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net income	$ 30,528	$ 10,498
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in fair value of contingent consideration	(127)	71
Amortization of contract assets	6,308	5,612
Depreciation	1,836	891
Amortization of deferred financing costs	345	314
Provision for credit losses, net of recoveries	603	181
Provision for excess and obsolete inventory	442	645
Gain on sale of property and equipment	(7)	(124)
Non-cash lease expense	1,025	2,094
Stock compensation expense	2,300	1,366
Deferred income tax (benefit) expense	(11,185)	249
Changes in current assets and liabilities:		
Accounts receivable	(2,260)	(3,880)
Accounts receivable, related party	(36,634)	(17,801)
Inventories	3,066	(1,110)
Income tax receivable	(32)	8
Other assets	(473)	561
Accounts payable	10,244	6,368
Accrued liabilities	1,457	(70)
Operating lease liabilities	(1,450)	(2,515)
Income taxes payable	210	3
Interest payable, related party	1,008	—
Net cash provided by operating activities	7,204	3,361
Cash flows from investing activities:		
Capital expenditures	(1,984)	(1,940)
Proceeds from sale of assets	7	124
Net cash used in investing activities	(1,977)	(1,816)
Cash flows from financing activities:		
Payments on long term debt	(60)	(179)
Proceeds from asset-based loan	186,950	166,950
Payments on asset-based loan	(188,407)	(169,653)
Payments of asset-based loan origination costs	(169)	(164)
Payment of note payable issuance costs	(480)	—
Payment of stock warrant issuance costs	(653)	—
Payments to tax authorities for shares withheld from employees	(1,559)	(162)
Proceeds from issuance of stock under Employee Stock Purchase Plan	155	114
Proceeds from stock option exercises	576	—
Payments for finance leases	(96)	(22)
Net cash used in financing activities	(3,743)	(3,116)
Effect of changes in exchange rates on cash and cash equivalents	(155)	124
Net change in cash and cash equivalents and restricted cash	1,329	(1,447)
Cash and cash equivalents at the beginning of the period	4,404	5,851
Restricted cash at the beginning of the period	102	102
Cash and cash equivalents and restricted cash at the beginning of the period	4,506	5,953
Cash and cash equivalents at the end of the period	5,731	4,404
Restricted cash at the end of the period	104	102
Cash and cash equivalents and restricted cash at the end of the period	$ 5,835	$ 4,506

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FLOTEK INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

Year Ended December 31, 2025

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares Issued	Par Value	Shares	Cost				
Balance, December 31, 2024	30,938	$ 3	1,112	$ (34,666)	$ 464,620	$ 251	$ (316,308)	$ 113,900
Net income	—	—	—	—	—	—	30,528	30,528
Foreign currency translation adjustment	—	—	—	—	—	(155)	—	(155)
Stock option exercises	136	—	—	—	576	—	—	576
Stock issued under employee stock purchase plan	—	—	(16)	—	155	—	—	155
Restricted stock granted	26	—	—	—	—	—	—	—
Restricted stock forfeited	—	—	3	—	—	—	—	—
Restricted stock units vested	221	—	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	2,300	—	—	2,300
Shares withheld to cover taxes	—	—	91	(1,559)	—	—	—	(1,559)
Excess consideration over historical asset book value (Note 3)	—	—	—	—	(92,608)	—	—	(92,608)
Issuance of April 2025 Warrant, net (Note 3)	—	—	—	—	42,007	—	—	42,007
Deferred tax asset on PWRtek assets, net (Note 12)	—	—	—	—	17,914	—	—	17,914
Balance, December 31, 2025	31,321	$ 3	1,190	$ (36,225)	$ 434,964	$ 96	$ (285,780)	$ 113,058

Year Ended December 31, 2024

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares Issued	Par Value	Shares	Cost				
Balance, December 31, 2023	30,773	$ 3	1,109	$ (34,504)	$ 463,140	$ 127	$ (326,806)	$ 101,960
Net income	—	—	—	—	—	—	10,498	10,498
Foreign currency translation adjustment	—	—	—	—	—	124	—	124
Stock issued under employee stock purchase plan	—	—	(31)	—	114	—	—	114
Restricted stock granted	94	—	—	—	—	—	—	—
Restricted stock forfeited	—	—	11	—	—	—	—	—
Restricted stock vested	71	—	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	1,366	—	—	1,366
Shares withheld to cover taxes	—	—	23	(162)	—	—	—	(162)
Balance, December 31, 2024	30,938	$ 3	1,112	$ (34,666)	$ 464,620	$ 251	$ (316,308)	$ 113,900

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Note 1 — Organization and Nature of Operations

General

Flotek strives to be the collaborative partner of choice for solutions that reduce the environmental impact of energy on air, water, land and people. An advanced technology-driven, chemical and data analytics company, Flotek seeks to provide unique and innovative solutions to its customers in both the domestic and international energy markets. The Company is committed to delivering products and services that endeavor to maximize customer returns by leveraging chemistry as the common value creation platform.

The Company's Chemistry Technologies ("CT") segment designs, develops, manufactures, packages, distributes and markets optimized chemistry solutions that we believe help customers improve their return on invested capital, lower operational costs and realize tangible environmental benefits. The Company's proprietary chemistries, specialty chemistries, logistics and technology services seek to enable our customers to pursue improved efficiencies and performance throughout the life cycle of their desired chemical applications program. The Company designs, develops, manufactures, packages, distributes and markets optimized chemistry solutions that are designed to accelerate existing sustainability practices to reduce the environmental impact of energy on the air, water, land and people.

The Company's Data Analytics ("DA") segment delivers real-time measurement information and insights to its customers designed to enable optimization of operations and reduction of emissions and their carbon intensity. The Company's technologies are founded upon an industry leading field-deployable, in-line optical near-infrared spectrometer that measures the quality, quantity and composition of hydrocarbon flows. The instrument's response is processed with advanced chemometrics modeling, artificial intelligence and machine learning algorithms to deliver valuable insights to our customers every 5-15 seconds. We believe customers using our technology may obtain significant benefits, including additional profits, by enhancing operations in crude/condensates stabilization, enhancing blending operations, reducing time impacting transmix operations and increasing efficiencies and optimization of gas plants. The DA segment has expanded its presence in providing mobile power generation solutions through the acquisition of the assets described in Note 3, "Asset Acquisition." These assets facilitate the use of significantly lower-cost field gas, as a replacement to diesel, to generate power, lower emissions and protect equipment through the continuous measurement of gas quality.

The DA segment generates revenues through a combination of short and long-term equipment rentals (service revenue) and capital sales (product revenue) both of which are founded on the usage of the segment's proprietary real-time measurement technologies. Customers of the DA segment span across the oil and gas industry, including oil and gas supermajors, some of the largest midstream oil and gas companies, large gas processing plants, independent exploration and production companies and oil field service companies that provide hydraulic fracturing services.

The Company's two operating segments, CT and DA, are supported by its Research & Innovation ("R&I") advanced laboratory capabilities. For further discussion of our operations and segments, see Note 19, "Business Segment, Geographic and Major Customer Information."

As used herein, "Flotek," the "Company," "we," "our" and "us" refers to Flotek Industries, Inc. and/or the Company's wholly-owned subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationship.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements have been prepared in accordance with U.S. GAAP.

The accompanying consolidated financial statements include the accounts of Flotek Industries, Inc. and subsidiaries it controls. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company does not have investments in any unconsolidated subsidiaries.

Cash Equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase.

Restricted Cash

The Company's restricted cash was $0.1 million and $0.1 million as of December 31, 2025 and 2024, respectively. The Company's restricted cash as of December 31, 2025 and 2024 consisted of cash that the Company is contractually obligated to maintain in accordance with the terms of its credit card program with a financial institution.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable and accounts receivable, related party, arise from product sales and services and are recorded at the invoiced amount, net of an allowance for credit losses. This value incorporates an allowance for credit losses to reflect any loss anticipated on accounts receivable balances. The Company applies the current expected credit loss (CECL) model, which requires immediate recognition of expected credit losses over the contractual life of receivables and records the appropriate allowance for credit losses as a charge to Operating Cost and Expenses. The allowance for credit losses is based on a combination of the individual customer circumstances, credit conditions, and historical write-offs and collections. The Company writes off specific accounts receivable when they are determined to be uncollectible. The recovery of accounts receivable previously written off is recorded as a reduction to the allowance for credit losses charged to operating expense.

The majority of the Company's customers are engaged in the energy industry. The cyclical nature of the energy industry may affect customers' operating performance and cash flows, which directly impact the Company's ability to collect on outstanding obligations. Additionally, certain customers are located in international areas that are inherently subject to risks of economic, political, and civil instability, which can impact the collectability of receivables.

Changes in the allowance for credit losses are as follows (in thousands):

	December 31, 2025	December 31, 2024
Balance, beginning of year	$ 447	$ 745
Charges to provision for credit losses, net of recoveries	603	181
Write-offs	(286)	(479)
Balance, end of year	$ 764	$ 447

As of December 31, 2025 and December 31, 2024, the Company had not recorded an allowance for credit losses for the related party accounts receivable from ProFrac Services, LLC (see Note 19, "Related Party Transactions"). The 2025 Contract Shortfall Fee offset (see Note 3, "Asset Acquisition") in the amount of $7.2 million is presented net of the gross related party accounts receivable from ProFrac on the consolidated balance sheet as of December 31, 2025.

Contract Assets

The Company's contract assets represent consideration issued in the form of convertible notes and other incremental costs related to obtaining the ProFrac Agreement (see Note 18, "Related Party Transactions") during the year ended December 31, 2022. The contract assets are amortized over the term of the ProFrac Agreement (originally 10 years) based on forecasted revenues as goods are transferred to ProFrac Services, LLC and the amortization is presented as a reduction of the transaction price included in related party revenue in the consolidated statements of operations.

The contract assets are tested for recoverability on a recurring basis and the Company will recognize an impairment loss to the extent that the carrying amount of the contract assets exceeds the amount of consideration the Company expects to receive in the future for the transfer of goods under the ProFrac Agreement less the direct costs that relate to providing those goods in the future. Based on our tests of recoverability, we did not identify an impairment of the contract assets during the years ended December 31, 2025 and 2024.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost determined using the weighted-average cost method, or net realizable value. Finished goods inventories include raw materials, direct labor and production overhead. The Company periodically reviews inventories on hand and current market conditions to determine if the cost of raw materials and finished goods inventories exceeds current market prices and impairs the cost basis of the inventory accordingly. Obsolete inventory or inventory in excess of management's estimated usage requirement is written down to its net realizable value if those amounts are determined to be less than cost. Write-downs or write-offs of inventory are charged to cost of sales.

Property and equipment

Property and equipment are stated at cost. Plant and equipment under finance leases are stated at the present value of the lease payments. The Company capitalizes costs associated with the acquisition of major software for internal use.

The cost of ordinary maintenance and repair is charged to operating expense, while replacement of critical components and major improvements are capitalized. Depreciation or amortization of property and equipment, including operating lease right-of-use assets ("ROU"), is calculated using the straight-line method over the shorter of the lease term or the asset's estimated useful life as follows:

Buildings and leasehold improvements	2-30 years
Machinery and equipment	7-10 years
Leased equipment	10 years
Furniture and fixtures	3 years
Land improvements	20 years
Transportation equipment	2-5 years
Computer equipment and software	3-7 years

Property and equipment, including ROU assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. If events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable, the Company first compares the carrying amount of an asset or asset group to the sum of the undiscounted future cash flows expected to result from the use and eventual disposal of the asset. If the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposal of the asset, the Company will determine the fair value of the asset or asset group. The amount of impairment loss recognized is the excess of the asset or asset group's carrying amount over its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. There were no impairments of property and equipment, including ROU assets, during the years ended December 31, 2025 and 2024.

Assets to be disposed of are reported as assets held for sale at the lower of the carrying amount or the asset's fair value less cost to sell and depreciation is ceased. Upon sale or other disposition of an asset, the Company recognizes a gain or loss on disposal measured as the difference between the net carrying amount of the asset and the net proceeds received.

Leases

The Company leases certain facilities, land, vehicles, and equipment. The Company determines if an arrangement is classified as a lease at inception of the arrangement. The Company recognizes an ROU asset and a lease liability at the lease commencement date.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the related lease. Finance leases are under the current and non-current liabilities and the underlying assets are included in property and equipment on the consolidated balance sheet. For operating and finance leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The lease liability is subsequently measured at amortized cost using the effective-interest method.

As most of the Company's leases do not provide an implicit rate of return, on a quarterly basis, the Company's incremental borrowing rate is used, together with the lease term information available at commencement date of the lease, in determining the present value of lease payments. Operating lease liabilities include the noncancellable period of the lease plus related options to extend or terminate lease terms that are reasonably certain of being exercised. Lease payments included in the measurement of the lease liability comprise fixed payments owed over the lease term.

Leases with an initial term of 12 months or less ("short term leases") are not recorded on the balance sheet; and the lease expense on short-term leases is recognized on a straight-line basis over the lease term.

The Company entered into a sublease for its former headquarters, which is being accounted for under lessor accounting. The nature of the sublease did not relieve the Company of its obligations under the original lease. The lease for the prior headquarters was an operating lease and, as such, the Company continues to account for the original lease as it did prior to entering the sublease. Since the former facility is not a component of the Company's central operations, the income from the sublease and the expenses under the original lease are recorded in Other income, net on our Consolidated Statement of Operations.

Lessor Arrangements

On April 28, 2025, the Company entered into the Lease Agreement (as defined below), with a related party customer under an operating lease arrangement (see Note 3, "Asset Acquisition"). At contract inception, an evaluation was performed to determine if the lease arrangement conveys the right to control the use of an identified asset. To the extent such rights of control were conveyed, a further assessment is made as to the applicable lease classification. In determining whether a transaction should be classified as a sales-type or operating lease, the Company considers the following criteria at lease commencement: (1) whether title of the asset transfers automatically or for a nominal fee by the end of the lease term, (2) whether the present value of the minimum lease payments equals or exceeds substantially all of the fair value of the leased asset, (3) whether the lease term is for the major part of the remaining economic life of the leased asset, (4) whether the lease grants the lessee an option to purchase the leased asset that the lessee is reasonably certain to exercise, and (5) whether the underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term. If any of these criteria are met, the lease is classified as a sales-type lease. Based on the Company's assessment, the Lease Agreement was classified as an operating lease.

For the years ended December 31, 2025 and 2024, the Company did not have any sales-type leases. For operating leases, rental income is recognized on a straight-line basis over the lease term as lease revenue. The cost of Leased Equipment (as defined below) is recorded within Property and equipment, net in the balance sheet and depreciated over the Leased Equipment's estimated useful life. Depreciation expense associated with the Leased Equipment under the Lease Agreement is reflected in Depreciation in the statements of operations.

Fair Value Measurements

The Company categorizes financial assets and liabilities using a three-tier fair value hierarchy, based on the nature of the inputs used to determine fair value. Inputs refer broadly to assumptions that market participants would use to value an asset or liability and may be observable or unobservable. When determining the fair value of assets and liabilities, the Company uses the most reliable measurement available. See Note 11, "Fair Value Measurements."

Revenue Recognition

The Company recognizes revenue when it satisfies performance obligations under the terms of the contract with a customer, and control of the promised goods are transferred to the customer or services are performed, in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods or services.

The Company recognizes revenue based on a five-step model when all of the following criteria have been met: (i) a contract with a customer exists, (ii) performance obligations have been identified, (iii) the price to the customer has been determined, (iv) the price to the customer has been allocated to the performance obligations, and (v) performance obligations are satisfied.

Products and services are sold with fixed or determinable prices. Variable consideration is estimated for the Contract Shortfall Fees from the ProFrac Agreement (see Note 18, "Related Party Transactions") using the most likely amount and the Company includes an estimated amount of variable consideration in the transaction price only if it is probable that a subsequent change in the estimate of the amount of variable consideration would not result in a significant revenue reversal. A significant revenue reversal would occur if a subsequent change in the estimate of the variable consideration would result in a significant downward adjustment to the amount of cumulative revenue recognized from that contract when the change in estimate occurs. Certain sales include right of return provisions, which are considered when recognizing revenue and deferred accordingly, and discounts offered to customers for prompt payment. The Company does not act as an agent in any of its revenue arrangements.

In recognizing revenue for products and services, the Company determines the transaction price of contracts with customers, which may consist of fixed and variable consideration. Determining the transaction price may require judgment by management, which includes identifying performance obligations, estimating variable consideration to include in the transaction price, and determining whether promised goods or services can be distinguished in the context of the contract. The timing of revenue recognition, billings and cash collections results in billed and unbilled accounts receivable included in accounts receivable, net and accounts receivable, related party on our Consolidated Balance Sheet.

The majority of the CT segment revenue is chemical products that are sold at a point in time based on when control transfers to the customer determined by agreed upon delivery terms. Contracts with customers for the sale of products generally state the terms of the sale, including the quantity and price of each product purchased. Additionally, the CT segment offers various services associated to products sold which includes field services, installation, maintenance, and other functions. These services are recognized upon completion of commissioning and installation due to the short-term nature of the performance obligation when the Company has a right to invoice the customer.

The DA segment recognizes revenue for sales of equipment at the time of sale based on when control transfers to the customer based on agreed upon delivery terms. Additionally, the Company offers various services associated to products sold which includes field services, installation, maintenance, and other functions. Services are recognized upon completion of commissioning and installation due to the short-term nature of the performance obligation. There may be additional performance obligations related to providing ongoing or reoccurring maintenance. Revenue for these types of arrangements is recognized ratably over time throughout the contract period. Additionally, the Company provides subscription-type arrangements with customers in which monthly reoccurring revenue is recognized ratably over time in accordance with agreed upon terms and conditions. Customers may be invoiced for such maintenance and subscription-type arrangements and revenue not yet recognizable is reported under accrued liabilities and deferred revenue on the consolidated balance sheets. Subscription-type arrangements were not a material revenue stream in the years ended December 31, 2025 and 2024.

Payment terms for both the CT and DA segments are customarily 30-60 days for domestic and 90-120 days for international from invoice receipt. Under revenue contracts for both products and services, customers are invoiced once the performance obligations have been satisfied, at which point payment is unconditional. Contract assets and liabilities associated with incomplete performance obligations are not material.

The Company applies several practical expedients including:

• Sales commissions are expensed as selling, general and administrative expenses when incurred because the amortization period is generally one year or less.

• The Company's payment terms are short-term in nature with settlements of one year or less. As a result, the Company does not adjust the promised amount of consideration for the effects of a significant financing component.

• In most service contracts, the Company has the right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance obligations completed to date and as such the Company recognizes revenue in the amount to which it has a right to invoice.

• The Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the entity from a customer. Such taxes are included in accrued liabilities on our consolidated balance sheet until remitted to the governmental agency.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of sales in our consolidated statement of operations.

Foreign Currency Translation

The Company's functional currency is primarily the U.S. dollar. The Company operates principally in the United States and substantially all assets and liabilities of the Company are denominated in U.S. dollars. Financial statements of foreign subsidiaries that are not U.S. dollar functional currency are prepared using the currency of the primary economic environment of the foreign subsidiaries as the functional currency. Assets and liabilities of those foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the end of identified reporting periods. Revenue and expense transactions are translated using the average monthly exchange rate for the reporting period. Resultant translation adjustments are recognized as other comprehensive income within stockholders' equity.

Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity, except those arising from investments and distributions to stockholders. The Company's comprehensive income includes consolidated net income and foreign currency translation adjustments.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities and are measured using the tax rates expected to be in effect when the differences reverse. Deferred tax assets are also recognized for operating loss and tax credit carry forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The establishment of a valuation allowance requires significant judgment and is impacted by various estimates. Both positive and negative evidence, as well as the objectivity and verifiability of that evidence, is considered in determining the appropriateness of recording a valuation allowance on deferred tax assets. During the year ended December 31, 2025, the Company determined that a full valuation allowance was no longer required for certain deferred tax assets and a partial valuation allowance release was recognized (see Note 12, "Income Taxes").

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company's policy is to record interest and penalties related to uncertain tax positions as income tax expense.

Stock-Based Compensation

Stock-based compensation expense, related to stock options, restricted stock awards and restricted stock units, is recognized based on their grant-date fair values. The Company recognizes compensation expense, net of estimated forfeitures, on a straight-line basis over the requisite service period of the award. Estimated forfeitures are based on historical experience.

Stock Warrants

The Company evaluated the Pre-Funded Warrants issued in June 2022 (the "Pre-Funded Warrants") (see Note 14, "Stockholders' Equity") in accordance with ASC 815-40, "Contracts in Entity's Own Equity" ("ASC 815-40") and determined that the warrants meet the criteria to be classified within stockholders' equity and recorded the proceeds received for the Pre-Funded Warrants within additional paid in capital in the consolidated balance sheets. In connection with the asset acquisition, consideration included a warrant to purchase 6,000,000 shares of the Company's common stock (the "April 2025 Warrant"). The April 2025 Warrant was evaluated in accordance with ASC 815-40 and the Company determined that the April 2025 Warrant met the criteria to be classified within stockholders' equity, net of issuance costs. See Note 3, "Asset Acquisition" for additional information about the April 2025 Warrant. On March 13, 2026, ProFrac GDM exercised the April 2025 Warrant and was issued 6,000,000 shares of the Company's common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results could differ from these estimates.

Significant items subject to estimates and assumptions include estimated variable consideration included in contract transaction price; the useful lives of property and equipment; fair-value of the Leased Equipment; long lived asset impairment assessments; stock-based compensation expense; valuation allowances for accounts receivable, inventories, and deferred tax assets; recoverability and timing of the realization of contract assets.

Recent Accounting Pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB"). We evaluate the applicability and impact of all authoritative guidance issued by the FASB. Guidance not listed below was assessed and determined to be either not applicable, clarifications of items listed below, have no material effect on the Company's financial statements or are already adopted by the Company.

New Accounting Standards Issued and Adopted as of December 31, 2025

Income Tax Disclosure Improvements

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company for all annual periods beginning for the annual period ending December 31, 2025. The Company adopted ASU 2023-09 retrospectively and the adoption resulted in expanded tax disclosures in the annual financial statements for the years ended December 31, 2025 and 2024.

New Accounting Standards Issued and Not Adopted as of December 31, 2025

Expense Disaggregation Disclosures

The FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures" ("ASU 2024-03"), which enhances the disclosures required for certain expense captions in the Company's annual and interim consolidated financial statements. ASU 2024-03 is effective prospectively or retrospectively for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures.

Internal-Use Software Costs

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"). ASU 2025-06 eliminates the previously required stage-based model for capitalization of internal-use software costs and now requires capitalization to begin when (i) management authorizes and commits to funding the project, and (ii) it is probable the project will be completed and used as intended. The ASU also clarifies that all capitalized internal-use software, including implementation costs in hosting arrangements, are subject to the disclosure requirements of ASC 360-10. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adoption.

Note 3 — Asset Acquisition

The Company entered into a series of transactions in connection with an Asset Purchase Agreement, dated as of April 28, 2025 (the "Purchase Agreement"), with ProFrac GDM, LLC ("ProFrac GDM"), an indirect subsidiary of ProFrac Holding Corp. ("ProFrac"), and various subsidiaries of ProFrac, pursuant to which, among other things, the Company acquired certain mobile power generation assets, comprised of twenty-two operating units and eight units under construction, certain inventory and related intellectual property (the "Acquired Assets"). Concurrently, the Leased Equipment (as defined below) was leased back to ProFrac GDM pursuant to an Agreement for Equipment Rental, dated as of April 28, 2025 (the "Lease Agreement"), by and between PWRtek, LLC ("PWRtek"), a wholly-owned subsidiary of the Company, and ProFrac GDM (collectively, the "PWRtek Transactions"). In accordance with FASB ASC 805, "Business Combinations," the acquisition of the Acquired Assets is classified as an asset acquisition between entities under common control.

Pursuant to the terms of the Lease Agreement, ProFrac GDM agreed to lease from PWRtek, for a period of six years, twenty-two operating mobile power generation assets, comprised of fourteen digitally enhanced mobile natural gas power generation filtration units and eight gas distribution units and eight additional units, comprised of seven gas distribution units and one mobile natural gas power generation filtration unit, that were under construction (collectively, the "Leased Equipment") as of April 28, 2025. The Lease Agreement provides for fixed rental rates for the Leased Equipment during the first five years of the Lease Agreement and then prevailing market rates during the sixth year. The Lease Agreement does not include a purchase option for the purchase of the Leased Equipment at the end of the Lease Agreement term. The Company began recognizing lease revenue associated with the twenty-two operating mobile power generation assets on April 28, 2025, the effective date of the Lease Agreement. With respect to the Leased Equipment under construction, the Company began recognizing lease revenue on the respective dates each of the eight units were placed in-service. As of December 31, 2025, the eight units under construction as of April 28, 2025 had been completed and placed in-service.

Total consideration paid by the Company in connection with the PWRtek Transactions was $107.5 million, which consisted of the following: (1) an offset of $17.6 million against the Company's accrued 2024 Contract Shortfall Fee (see Note 18, "Related Party Transactions"), which was the consideration for the acquisition of the Acquired Assets, (2) a warrant (the "April 2025 Warrant") to purchase 6,000,000 shares of the Company's common stock, (3) a secured promissory note, issued by PWRtek in the initial principal amount of $40.0 million (the "PWRtek Note"), and (4) a $7.2 million offset against the 2025 Contract Shortfall Fee (the "OSP Offset") amount due under the ProFrac Agreement (see Note 18, "Related Party Transactions"). The estimated fair value of the Leased Equipment was deemed to be in excess of the total consideration of $107.5 million.

The April 2025 Warrant has a seven-year term and can be exercised on a cashless basis for nominal consideration at any time following the date on which the Company's stockholders have approved the issuance of the shares of the Company's common stock underlying the April 2025 Warrant. On July 9, 2025, the Company held a special stockholders' meeting where the Company's stockholders approved the issuance of the 6,000,000 shares of the Company's common stock underlying the April 2025 Warrant. The fair value of the April 2025 Warrant was $42.7 million. The Company recorded the fair value of the April 2025 Warrant as additional paid in capital within stockholders' equity, net of $0.7 million of issuance costs, as the April 2025 Warrant is classified as equity. On March 13, 2026, ProFrac GDM exercised the April 2025 Warrant and was issued 6,000,000 shares of the Company's common stock.

The PWRtek Note provided for a five-year term and is subject to a 10% annual interest rate, payable quarterly in cash or in-kind (i.e., added to the principal balance quarterly) at PWRtek's option. The principal becomes due at the end of the five-year term on April 28, 2030. PWRtek's obligations under the PWRtek Note are secured by a first priority lien on the Acquired Assets, including the Leased Equipment, as well as certain other after-acquired property of PWRtek. The obligations under the PWRtek Note have been guaranteed by the Company. The Company recorded $0.5 million as deferred financing costs on April 28, 2025.

Contract Shortfall Fees for the measurement period of January 1, 2024 through December 31, 2024 totaled approximately $32.6 million (the "2024 Contract Shortfall Fees") and was included in accounts receivable, related party as of December 31, 2024. The Company collected $15.0 million of the 2024 Contract Shortfall Fees in cash in March 2025. The remaining 2024 Contract Shortfall Fees of $17.6 million were offset as consideration for the Acquired Assets as described above.

The Company recorded $4.4 million in asset acquisition expenses for the PWRtek Transactions. These costs are recorded in the consolidated statement of operations and primarily comprised of professional services including legal, accounting, and other professional or consulting fees.

Due to ProFrac controlling more than 50% of the Company's outstanding shares (see Note 18, "Related Party Transaction"), the acquisition of the Acquired Assets qualified as a transfer of assets between entities under common control. As such, the Acquired Assets were recorded at ProFrac's historical book value of approximately $14.9 million. The total consideration paid by the Company in connection with the PWRtek Transactions in excess of ProFrac's historical book value of the Acquired Assets of $92.6 million was recorded as a reduction to additional paid in capital for the PWRtek Transactions within stockholders' equity during the year ended December 31, 2025. Financial results from the Lease Agreement and operation of the Acquired Assets are reported within the Company's DA segment. See Note 8, "Leases" for additional information.

The following table summarizes the consideration transferred and the historical book value of identified Acquired Assets at the date of the PWRtek Transactions (in thousands):

Components of consideration:		
April 2025 Warrant exercisable into 6,000,000 shares	$	42,660
PWRtek Note		40,000
2024 Contract Shortfall Fee offset		17,552
2025 Contract Shortfall Fee offset		7,248
Total consideration	$	107,460
Asset historical book value:		
Leased equipment	$	14,252
Inventory		600
Total assets book value	$	14,852
Excess consideration over assets historical book value	$	92,608

Note 4 — Revenue from Contracts with Customers

Disaggregation of Revenue

The Company differentiates revenue based on whether the source of revenue is attributable to product sales, service revenue or rental income. Product, service and rental revenues include sales to related parties as described in Note 18, "Related Party Transactions."

Total revenue disaggregated by revenue source is as follows (in thousands):

		Years ended December 31,		
		2025		**2024**
Revenue:				
Products	$	213,487	$	180,470
Services		7,636		6,555
Rental		16,139		—
	$	237,262	$	187,025

Disaggregation of Cost of Sales

The Company differentiates cost of sales based on whether the cost is attributable to tangible goods sold, cost of services sold or other costs that cannot be directly attributed to either tangible goods or services.

Total cost of sales disaggregated is as follows (in thousands):

		Years ended December 31,		
		2025		**2024**
Cost of sales:				
Tangible goods sold	$	155,966	$	128,816
Services		1,115		547
Other		20,348		18,276
	$	177,429	$	147,639

Other cost of sales represents costs directly associated with the generation of revenue that cannot be attributed directly to tangible goods sold or services. Other cost of sales for the year ended December 31, 2025 includes $1.6 million, related to the Lease Agreement. Examples of other costs of sales are certain personnel costs and equipment rental and insurance costs.

Cost of sales, disaggregated between external customers and related party, is as follows (in thousands):

		Years ended December 31,		
		2025		**2024**
Cost of sales:				
Cost of sales for external customers	$	75,739	$	67,205
Cost of sales for related party		101,690		80,434
	$	177,429	$	147,639

Note 5 — Contract Assets

Contract assets are as follows (in thousands):

		December 31, 2025		December 31, 2024
Contract assets	$	83,060	$	83,060
Less accumulated amortization		(20,324)		(14,016)
Contract assets, net		62,736		69,044
Less current contract assets		(7,621)		(5,939)
Contract assets, long term	$	55,115	$	63,105

In connection with entering into the Initial ProFrac Agreement (defined below) and First Amendment to the ProFrac Agreement (defined below) on February 2, 2022 and May 17, 2022, respectively, as discussed in Note 18, "Related Party Transactions," the Company recognized contract assets of $10.0 million and $69.5 million, respectively, and associated fees of $3.6 million. As of December 31, 2025 and 2024, $55.1 million and $63.1 million, respectively, of the contract assets were classified as long term based upon our estimate of the forecasted revenues from the ProFrac Agreement that will not be realized within the next twelve months of the ProFrac Agreement. The Company's estimate of the timing of the future contract revenues is evaluated on a quarterly basis.

During the years ended December 31, 2025 and 2024, the Company recognized $6.3 million and $5.6 million, respectively, of contract assets amortization that is recorded as a reduction of the transaction price included in related party revenue in the consolidated statement of operations. The table below reflects our estimated amortization per year (in thousands) based on the Company's forecasted revenues from the ProFrac Agreement as of December 31, 2025.

Years ending December 31,		Amortization
2026	$	7,621
2027		9,611
2028		10,711
2029		10,711
Thereafter through May 2032		24,082
Total contract assets	$	62,736

Note 6 — Inventories

Inventories are as follows (in thousands):

	December 31, 2025	December 31, 2024
Raw materials	$ 4,821	$ 4,945
Finished goods	9,711	13,581
Inventories	14,532	18,526
Less reserve for excess and obsolete inventory	(3,903)	(5,223)
Inventories, net	$ 10,629	$ 13,303

During the years ended December 31, 2025 and 2024, additional reserves recorded were $0.4 million and $0.6 million, respectively, for the CT segment and $82 thousand and $13 thousand, respectively, for the DA segment.

Note 7 — Property and Equipment

Property and equipment are as follows (in thousands):

	December 31, 2025	December 31, 2024
Land	$ 886	$ 886
Land improvements	520	520
Buildings and leasehold improvements	6,594	5,722
Machinery and equipment	8,804	8,524
Leased equipment	14,252	—
Furniture and fixtures	570	520
Transportation equipment	867	790
Computer equipment and software	1,934	1,531
Property and equipment	34,427	18,493
Less accumulated depreciation	(14,083)	(12,315)
Property and equipment, net	$ 20,344	$ 6,178

Depreciation expense totaled $1.8 million and $0.9 million for the years ended December 31, 2025 and 2024, respectively.

Note 8 — Leases

The components of lease expense and supplemental cash flow information are as follows (in thousands):

	Years ended December 31,	
	2025	2024
Operating lease expense	$ 1,518	$ 2,703
Finance lease expense:		
Amortization of assets	108	15
Interest on lease liabilities	27	1
Total finance lease expense	135	16
Short-term lease expense	2,048	1,383
Total lease expense	$ 3,701	$ 4,102
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 2,337	$ 5,399
Operating cash flows from finance leases	134	30
Financing cash flows from finance leases	27	1

Maturities of lease liabilities as of December 31, 2025 are as follows (in thousands):

Years ending December 31,	Operating Leases		Finance Leases	
2026	$	1,810	$	180
2027		1,863		180
2028		1,729		57
2029		1,641		—
Thereafter		1,407		—
Total lease payments	$	8,450	$	417
Less: Interest		(1,591)		(40)
Present value of lease liabilities	$	6,859	$	377

Supplemental balance sheet information related to leases is as follows (in thousands):

	December 31, 2025		December 31, 2024	
Operating Leases				
Operating lease right-of-use assets	$	2,718	$	3,326
Current portion of operating lease liabilities		1,251		1,486
Long-term operating lease liabilities		5,608		6,514
Total operating lease liabilities	$	6,859	$	8,000
Finance Leases				
Finance lease right-of-use assets	$	365	$	—
Current portion of finance lease liabilities	$	153	$	—
Long-term finance lease liabilities		224		—
Total finance lease liabilities	$	377	$	—
Weighted Average Remaining Lease Term				
Operating leases		4.6 years		5.4 years
Finance leases		2.4 years		—
Weighted Average Discount Rate				
Operating leases		9.4 %		9.4 %
Finance leases		9.5 %		— %

Lease Agreement Income

The Company recorded income from the Lease Agreement (see Note 3, "Asset Acquisition") of $16.1 million during the year ended December 31, 2025. At December 31, 2025, the minimum future lease income related to the Lease Agreement is as follows (in thousands):

Years ending December 31,	Lease Agreement Income
2026	27,375
2027	27,375
2028	27,375
2029	27,375
Thereafter [1]	9,125
Total rental income *(through April 2030)*	$ 118,625

(1) Excludes rental income for the sixth year of the Lease Agreement as rental rates in year six will be determined based on prevailing market rates.

Sublease Income

On April 1, 2023, the Company entered into an agreement to sublease its office and lab space in Houston, Texas beginning September 1, 2023 and continuing through October 30, 2030. The Company recorded rental income from the sublease of $0.7 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively, which is included in the Company's statement of operations in Other income (expense), net. Rental income from the sublease offsets the monthly rental expense from the Company's lease of the facility. Sublease rental income for future years is as follows (in thousands):

Years ending December 31,	Sublease Income
2026	$ 767
2027	767
2028	767
2029	767
Thereafter	639
Total rental income	$ 3,707

Note 9 — Accrued Liabilities

Current accrued liabilities are as follows (in thousands):

	December 31, 2025	December 31, 2024
Severance costs	$ 750	$ 380
Payroll and benefits	4,006	2,901
Legal costs	85	99
Deferred revenue	716	808
Financed insurance	1,431	1,074
Other	268	650
Total current accrued liabilities	$ 7,256	$ 5,912

Note 10 — Debt

Asset Based Loan

In August 2023, the Company entered into a 24-month revolving loan and security agreement in connection with an Asset Based Loan, which was amended in October 2023, August 2024 and April 2025 (as amended the "ABL"). The ABL provides up to $20.0 million of credit availability, which is limited by a borrowing base consisting of (i) 85% of eligible accounts receivable, plus (ii) 60% of the value of eligible inventory not to exceed 100% of the eligible accounts receivable, plus (iii) 60% of the value of certain real estate holdings.

As of December 31, 2025 and 2024, the Company had $3.3 million and $4.8 million, respectively, outstanding under the ABL. As of December 31, 2025, the Company had approximately $8.0 million of available borrowings under the ABL. During the years ended December 31, 2025 and 2024, the Company incurred $1.0 million and $0.7 million, respectively, in interest and fees related to the ABL. As of December 31, 2025 and 2024, the Company recorded $0.2 million and $0.3 million, respectively, of unamortized deferred financing costs related to the ABL.

Borrowings under the ABL bear interest at the Wall Street Journal Prime Rate (subject to a floor of 5.50%) plus 2.0% per annum. For the years ended December 31, 2025 and 2024, the weighted-average interest rate was 9.3% and 10.8%, respectively. The ABL contains an annual commitment fee equal to 1.0% of the ABL's borrowing base. Additionally, the Company will be assessed a non-usage fee of 0.25% per quarter based on the difference between the average daily outstanding balance and the borrowing base limit of the ABL. If the ABL is terminated prior to the end of its term, the Company is required to pay an early termination fee of 2.5% of the borrowing base limit of the ABL (if terminated with more than 12 months remaining until the maturity date) or 1.5% of the borrowing base limit of the ABL (if terminated with less than 12 months remaining until the maturity date).

The ABL contains customary representations, warranties, covenants and events of default, the occurrence of which would permit the lender to accelerate the payment of any amounts borrowed. In connection with the Company's entry into the Purchase Agreement (see Note 3, "Asset Acquisition"), the Company entered into the Letter Agreement in April 2025 with the lender whereby the lender will not test compliance with respect to the Tangible Net Worth (as defined in the ABL) covenant through and including December 31, 2025. Pursuant to the Letter Agreement, the Company will be required to maintain positive trailing three-month consolidated net income on a monthly basis through and including December 31, 2025. In addition, the ABL provides the lender a blanket security interest on all or substantially all of the Company's assets, excluding the PWRtek Assets. The Company was in compliance with all of the applicable covenants under the ABL as of December 31, 2025.

Related Party Note Payable

As of December 31, 2025, amounts outstanding under the PWRtek Note (see Note 3, "Asset Acquisition") are as follows (in thousands):

	December 31, 2025
PWRtek Note payable	$ 40,000
Less: unamortized debt issuance cost	(416)
Total PWRtek Note payable	$ 39,584

As of December 31, 2025, the fair value of the PWRtek Note approximated the carrying amount.

Principal payment for future years is as follows (in thousands):

Years ending December 31,	Principal Payments
2026	$ —
2027	—
2028	—
2029	—
Thereafter	40,000
Total payments	$ 40,000

For the year ended December 31, 2025, interest expense related to the PWRtek Note was $2.7 million. As of December 31, 2025, interest payable related to the PWRtek Note was $1.0 million and included in interest payable, related party in the consolidated balance sheets.

On November 7, 2025, the Company entered into a series of agreements with ProFrac GDM, in connection with the assignment of the PWRtek Note to PC Energy Credit I LLC, an affiliate of the founders and principal stockholders of ProFrac and entities owned by or affiliated with them and a related party to ProFrac (the "Note Assignment"). In connection with the Note Assignment, (1) the Company and ProFrac GDM entered into that certain Consent, Acknowledgement and Amendment to Senior Secured Note Documents, dated as of November 7, 2025 (the "Assignment Consent"), (2) ProFrac and ProFrac GDM entered into that certain Guaranty, dated as of November 7, 2025 (the "ProFrac Parent Guaranty"), and (3) the Company and ProFrac GDM entered into that certain Amendment No. 1 to Agreement for Equipment Rental, dated as of November 7, 2025 (the "Lease Amendment," and together with the Assignment Consent and the ProFrac Parent Guaranty, the "Transaction Documents").

Pursuant to the Transaction Documents, in consideration for the Company's consent to the Note Assignment, the parties involved agreed to various amendments which include, among other things, (a) the provision of a guaranty by ProFrac of all of ProFrac GDM's obligations under the Lease Agreement, (b) the elimination of all make-whole amounts and prepayment premiums applicable to the PWRtek Note, providing the Company with the unrestricted ability to prepay the PWRtek Note without premiums or penalties, (c) the removal of a "Material Adverse Effect" event of default under the PWRtek Note relating to the Company, and (d) the removal of restrictions included in the PWRtek Note on PWRtek's ability to make distributions (as well as the corresponding removal of restrictions included in the Lease Agreement on ProFrac GDM's ability to make distributions). In addition, in order to facilitate the Note Assignment, the parties further agreed to the removal of the mutual rights to offset Contract Shortfall Fees that are payable under the ProFrac Agreement and the Company's right to offset amounts due pursuant to the Lease Agreement against the principal of the PWRtek Note. As a result, the full principal amount of the PWRtek Note will be payable in cash by the Company, rather than via offset against amounts payable pursuant to the Company's other agreements with ProFrac and its affiliates.

In addition, on October 28, 2025, the Company's lender under the ABL provided the ABL Consent to the Assignment (see "Note 3 - Asset Acquisition").

Paycheck Protection Program Loan

In April 2020, the Company received a $4.8 million loan (the "Flotek PPP loan") under the Paycheck Protection Program ("PPP"), which was created through the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") and is administered by the U.S. Small Business Administration ("SBA"). On January 5, 2023, the Company received notice from the SBA that $4.4 million of the $4.8 million principal amount and accrued interest to that date of $0.1 million were forgiven. The remaining principal amount of $0.4 million and accrued interest was fully repaid as of April 15, 2025.

Note 11 — Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes financial assets and liabilities into the three levels of the fair value hierarchy. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value and bases categorization within the hierarchy on the lowest level of input that is available and significant to the fair value measurement.

- Level 1 — Quoted prices in active markets for identical assets or liabilities;
- Level 2 — Observable inputs other than Level 1, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
- Level 3 — Significant unobservable inputs that are supported by little or no market activity or that are based on the reporting entity's assumptions about the inputs.

Fair Value of Other Financial Instruments

The carrying amounts of certain financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accrued liabilities, accrued liabilities - related party, accounts payable and ABL approximate fair value due to the short-term nature of these accounts.

Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's liabilities that are measured at fair value on a recurring basis and the level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	December 31, 2024
Contingent earnout consideration	$ —	$ —	$ 127	$ 127
Total	$ —	$ —	$ 127	$ 127

Contingent Earnout Consideration Key Inputs

In connection with the acquisition of one of the Company's wholly owned subsidiaries, JP3 Measurement, LLC, the Company entered into a stock performance earn-out provision with the sellers. The estimated fair value of the remaining stock performance earn-out provision, with respect to this transaction, is included in accrued liabilities as of December 31, 2024. The estimated fair value of the earn-out provision at the end of the period was valued using a Monte Carlo model analyzing 20,000 simulations performed using Geometric Brownian Motion with inputs such as risk-neutral expected growth and volatility. The earnout provision expired on May 18, 2025 and no payment was required to be made by the Company to the sellers.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company's non-financial assets, including property and equipment and operating lease ROU assets, are measured at fair value on a non-recurring basis and are subject to adjustment to their fair value in certain circumstances.

Level 3 Rollforward for Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the changes in balances of liabilities for the years ended December 31, 2025 and 2024 classified as Level 3 (in thousands):

	Years ended December 31,	
	2025	2024
Balance - beginning of period	$ 127	$ 56
Expiration of contingent earnout consideration	(127)	—
Change in fair value of contingent earnout consideration	—	71
Balance - end of period	$ —	$ 127

Note 12 — Income Taxes

Components of the income tax expense are as follows (in thousands):

	Years ended December 31,	
	2025	2024
Current:		
Federal	$ —	$ —
State	209	400
Foreign	103	—
Total current expense	312	400
Deferred:		
Federal	(10,945)	—
State	(240)	249
Foreign	—	—
Total deferred (benefit) expense	(11,185)	249
Income tax (benefit) expense	$ (10,873)	$ 649

FLOTEK INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Current state income tax expense during the year ended December 31, 2024 related to the resolution of certain state tax audits for the years ended December 31, 2016 and 2017.

The components of income before income taxes are as follows (in thousands):

		Years ended December 31,		
		2025		2024
United States	$	18,841	$	11,000
Foreign		814		147
Income before income taxes	$	19,655	$	11,147

The income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 21% respectively, to income before income tax for the reasons set forth below (in thousands, except percentages):

		Years ended December 31,			
		2025		2024	
Income before income taxes	$	19,655		$ 11,147	
U.S. federal statutory tax rate	$	4,128	21.0 %	$ 2,341	21.0 %
State and Local income taxes, net of federal benefit [1]		(25)	(0.1)%	513	4.6 %
Foreign tax effects [2]		(69)	(0.4)%	(51)	(0.5)%
Effect of Changes in Tax Laws or Rates Enacted in the Current Period					
Effect of Cross-Border Tax Laws		98	0.5 %	60	0.5 %
Changes in Valuation Allowances		(14,826)	(75.4)%	(2,381)	(21.4)%
Nontaxable or nondeductible items					
Reduction in tax benefit related to stock-based awards		(890)	(4.5)%	(26)	(0.2)%
Executive compensation limit		562	2.9 %	15	0.1 %
Other (other perms, PY true-up, misc)		149	0.7 %	178	1.7 %
Income tax (benefit) expense and effective rate	$	(10,873)	(55.3)%	$ 649	5.8 %

(1) State taxes in Texas and Louisiana made up the majority of the tax effect in this category.
(2) Foreign tax effects in the United Arab Emirates made up the majority of the tax effect in this category.

The Company paid the following amounts for income taxes, net of refunds received, as follows (in thousands):

		Years ended December 31,		
		2025		2024
Federal	$	—	$	—
State				
Texas		97		398
Oklahoma		17		—
Pennsylvania		10		—
Foreign				
United Arab Emirates		11		—
Total income taxes paid	$	135	$	398

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the value reported for income tax purposes, at the enacted tax rates expected to be in effect when the differences reverse.

The component of deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2025	**2024**
Deferred tax assets:		
Net operating loss carryforwards	$ 43,248	$ 43,818
Intangible assets	2,814	3,252
Tax credit carryforwards	3,827	3,861
Goodwill	3,767	4,008
Property and equipment	21,275	3,096
Lease liability	1,746	2,008
Inventory valuation reserves	803	1,102
Allowance for doubtful accounts	1,226	1,164
Accrued liabilities	336	279
Accrued compensation	813	599
Equity compensation	281	148
Total gross deferred tax assets	80,136	63,335
Valuation allowance	(43,933)	(56,333)
Total deferred tax assets, net	36,203	7,002
Deferred tax liabilities:		
ROU asset	(748)	(818)
Contract asset	(5,767)	(5,753)
Prepaid insurance and other	(536)	(380)
Total gross deferred tax liabilities	(7,051)	(6,951)
Net deferred tax assets	$ 29,152	$ 51

As of December 31, 2025, the Company had U.S. net operating loss carryforwards ("NOLs") of $184.6 million, including $38.2 million expiring in various amounts from 2029 through 2037, which can offset 100% of taxable income, and $146.4 million that has an indefinite carryforward period, which can offset 80% of taxable income per year. Additionally, the Company has an estimated $77.2 million in certain state NOL carryforwards and $3.8 million in tax credit carryforwards.

As a result of the ownership change experienced in 2023, the Company's ability to use NOLs to reduce taxable income is generally limited by Section 382 of the Internal Revenue Code of 1986 to an annual amount of $3.5 million plus net unrealized built in gain of $24.5 million. The Company's use of NOLs arising after the date of the ownership change are not impacted by the Section 382 limitation. NOLs that exceed the Section 382 limitation in any year continue to be allowed as carryforwards until they expire and can be used to offset taxable income for years within the carryover period subject to the limitation in each year. If the Company does not generate a sufficient level of taxable income prior to the expiration of the pre-2018 NOL carryforward periods, then the ability to apply those NOLs as offsets to future taxable income is lost. Based on an analysis of the Section 382 limitation, the Company estimates that all carryforwards with the exception of $0.9 million of the state NOL carryforwards and $3.8 million of the tax credit carryforwards will be available for utilization if there is sufficient taxable income in subsequent periods. Although the ownership change will significantly limit the ability of the Company to utilize the pre-change net operating losses and credits, the Company does not expect a significant impact to its financial statements.

The Company does not have documented plans to reinvest the unremitted earnings of its non-U.S. subsidiaries. As of December 31, 2025 and 2024, the Company had approximately $6.6 million and $6.4 million, respectively, in unremitted earnings from its foreign jurisdictions. As a result of the 2017 Tax Act these earnings have been previously taxed in the U.S. although they have not been repatriated. However, certain withholding taxes may need to be paid upon repatriation depending on the US treaty with the applicable country. Because all of the Company's foreign earnings have been previously taxed, the requirement to record a deferred tax liability on such unremitted earnings is not applicable.

The Company has performed an analysis of its tax positions for the years ended December 31, 2025 and 2024, concluding all tax positions taken were highly certain. As of December 31, 2025, the Company is not under examination in any federal/national jurisdictions. The tax returns for the years ended 2022 through 2024 remain subject to examination in the US, and the tax returns for the years ended December 31, 2021 through 2024 remain subject to examination in various state jurisdictions.

On July 4, 2025, the U.S. enacted H.R. 1 "A bill to provide for reconciliation pursuant to Title II of H. Con. Res. 14", commonly referred to as the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing and the business interest expense limitation. ASC 740, "Income Taxes," requires the effects of changes in tax rates and laws to be recognized in the period in which the legislation is enacted. Changes in tax laws may affect recorded deferred tax assets and deferred tax liabilities and our effective tax rate in the future, and the Company recognized those changes in tax laws in the year ended December 31, 2025.

Valuation Allowance

The Company considered both positive and negative evidence and determined that a full valuation allowance was no longer required for certain deferred tax assets. Positive evidence included our results of operations reaching an adjusted three-year cumulative income position during the year, that indicates a trend of profitability; future reversals of existing taxable temporary differences; and an evaluation of currently available information about future years forecasted taxable income, specifically, the forecasted future income based on existing contracts including the ProFrac Agreement (discussed below in Note 18, "Related Party Transactions") and the Lease Agreement with ProFrac (see Note 3, "Asset Acquisition"). The Company's assessment of profitability considered the impact of unusual and non-recurring items on historical book income or losses. However, because of the lack of objectively verifiable information in years after the expiration of the ProFrac Agreement and Lease Agreement, it was determined that forecasted future income may not be sufficient to realize all the deferred tax assets. Therefore, a partial release of valuation allowance for U.S. federal and state deferred tax assets for the year ended December 31, 2025, was recorded totaling $15.5 million ($14.8 million federal and $0.7 million state).

As discussed in Note 3, "Asset Acquisition", the PWRtek asset acquisition was treated as a purchase of assets under common control resulting in a $92.6 million reduction to additional paid in capital. The $92.6 million of additional consideration results in an originating book tax difference. Accordingly, a deferred tax asset of $20.9 million ($19.4 million federal and $1.5 million state) less an increase in the valuation allowance for the amount estimated to be unrealized of $3.0 million ($2.8 million federal and $0.2 million state) was recorded to additional paid in capital as a net $17.9 million increase.

We intend to continue maintaining a valuation allowance on a substantial portion of our deferred tax assets until there is sufficient evidence to support a reversal of such allowances. The U.S. federal and state valuation allowances currently estimated to be necessary at December 31, 2025 are $43.9 million. The timing and amount of future valuation allowance reductions are subject to future levels of profitability being achieved.

Note 13 — Commitments and Contingencies

Litigation

From time to time, the Company is subject to litigation and other claims that arise in the normal course of business. As of December 31, 2025, the Company was not party to any legal proceedings that, individually or in the aggregate, are reasonably expected to have a material adverse effect on the Company's results of operations, financial condition or cash flows. However, the results of current or future matters cannot be predicted with certainty; an unfavorable resolution of one or more of such matters could have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Other Commitments and Contingencies

The Company is subject to concentrations of credit risk within trade accounts receivable and related party accounts receivable, as the Company does not generally require collateral as support for trade receivables. In addition, the majority of the Company's cash is invested in three major U.S. financial institutions and balances often exceed insurable amounts.

Note 14 — Stockholders' Equity

Pre-Funded Warrants

On June 21, 2022, ProFrac Holdings II, LLC ("ProFrac Holdings II") paid $19.5 million for Pre-Funded Warrants (the "June 2022 Warrants") of the Company. The June 2022 Warrants permit ProFrac Holdings II to purchase 2,184,140 shares of the Company's common stock at an exercise price equal to $0.0001 per share, subject to a $4.5 million exercise fee.

ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the June 2022 Warrants or the underlying shares of common stock unless and until ProFrac Holdings II has paid an additional $4.5 million to the Company; provided, however, that ProFrac Holdings II may exercise the June 2022 Warrants immediately prior to the sale of the shares of common stock subject to such exercise to a non-affiliate of ProFrac Holdings II. The additional $4.5 million will be accounted for as an equity contribution if received.

Treasury Stock

The Company accounts for treasury stock using the cost method and includes treasury stock as a component of stockholders' equity. During the years ended December 31, 2025 and 2024, the Company withheld approximately 91 thousand shares and 23 thousand shares, respectively, of the Company's common stock at fair market value for payment of income tax withholding owed by employees upon the vesting of restricted shares. Shares issued as restricted stock awards to employees under the 2018 Long-Term Incentive Plan are accounted for as treasury stock when forfeited. During the years ended December 31, 2025 and 2024, forfeited stock awards returned to treasury stock were approximately 3 thousand shares and 11 thousand shares, respectively.

Note 15 — Stock-Based Compensation and Other Benefit Plans

Stock-Based Incentive Plans

In May 2025, Company stockholders approved an amendment to the Flotek Industries, Inc. 2018 Long-Term Incentive Plan (the "2018 Plan") to increase the number of shares of Company common stock eligible for issuance under the 2018 Plan. The 2018 Plan permits the Company to grant equity awards to officers, key employees, non-employee directors and service providers in the form of stock options, restricted stock, restricted stock units, and certain other incentive awards. In addition, the Company has two other long-term incentive plans, which were created in 2020 and 2019 (the "2020 Plan" and "2019 Plan," respectively).

The maximum number of shares that may be issued under the 2020 Plan, the 2019 Plan and 2018 Plan are 0.5 million, 0.2 million, and 3.3 million, respectively. At December 31, 2025 and 2024, the Company had 1.2 million and 0.6 million shares remaining, respectively, to be granted under the 2020 Plan, 2019 Plan and 2018 Plan in the aggregate.

Stock Options

All stock options are granted with an exercise price equal to the market value of the Company's common stock on the date of grant. During the years ended December 31, 2025 and 2024, there were no grants of market-based or performance-based stock options. The market-based and performance-based options are restricted until criteria defined in the stock option agreements are met.

Proceeds received from stock option exercises are credited to common stock and additional paid-in capital, as appropriate. The Company uses historical data to estimate pre-vesting option forfeitures. Estimates are adjusted when actual forfeitures differ from the estimate. Stock-based compensation expense is recorded for all equity awards expected to vest. During the year ended December 31, 2025, 123 thousand stock options vested compared to 24 thousand for the year ended December 31, 2024. The total fair value of the stock options that vested was $0.3 million for the year ended December 31, 2025.

Stock option activity for the years ended December 31, 2025 and 2024, was as follows:

	Shares	Weighted-Average Exercise Price		Weighted-Average Fair Value	
Outstanding as of December 31, 2023	296,563				
Granted	—	$	—	$	—
Exercised	—	$	—	$	—
Forfeited	(29,367)	$	6.58	$	4.49
Expired	(47,918)	$	5.46	$	5.47
Outstanding as of December 31, 2024	219,278				
Granted	—	$	—	$	—
Exercised	(135,787)	$	4.24	$	2.94
Forfeited	—	$	—	$	—
Expired	(10,000)	$	4.32	$	0.60
Outstanding as of December 31, 2025	73,491				
Vested or expected to vest at December 31, 2025	53,824				

The below table shows the aggregate intrinsic value and weighted average remaining contractual term of share options outstanding, currently exercisable and vested or expected to vest.

	Share Options Outstanding		Share Options Currently Exercisable		Share Options Vested or Expected to Vest	
Number		73,491		11,507		53,824
Weighted-average exercise price	$	3.65	$	3.28	$	3.63
Aggregate intrinsic value ($000's)	$	998	$	161	$	732
Weighted-average remaining contractual term in years		7.52		7.93		7.54

At December 31, 2025 and 2024, the unrecognized compensation cost related to stock options was $0.1 million and $0.4 million, respectively.

There were no options granted during the years ended December 31, 2025 and 2024.

Restricted Stock

The Company grants employees and directors either time-vesting or performance-based restricted shares of common stock ("RSAs") in accordance with terms specified in the applicable RSA Agreements. During the years ended December 31, 2025 and 2024, all of the RSAs granted were time-vested. Grantees of RSAs retain voting rights for the granted restricted shares.

- Time-vesting RSAs vest after a stipulated period has elapsed after the date of grant, generally three years. Certain time-vested RSAs have also been issued with a portion of the shares granted vesting immediately.
- Performance-based RSAs are issued with criteria defined over a designated period and vest only when, and if, the outlined criteria are met.

RSA activity for the years ended December 31, 2025 and 2024, are as follows:

Restricted Stock Shares	Shares		Weighted-Average Fair Value at Date of Grant
Non-vested RSAs at December 31, 2023	249,013	$	5.97
Granted	93,760	$	4.43
Vested	(182,319)	$	5.47
Forfeited	(11,528)	$	7.77
Non-vested RSAs at December 31, 2024	148,926	$	5.46
Granted	25,576	$	15.64
Vested	(124,851)	$	5.41
Forfeited	(3,379)	$	2.96
Non-vested RSAs at December 31, 2025	46,272	$	11.41

The total fair value of RSAs that vested during the years ended December 31, 2025 and 2024 was $1.6 million and $0.9 million, respectively. The grant-date fair value is the market price of the RSAs on the date of grant.

At December 31, 2025 and 2024, unrecognized compensation expense related to non-vested RSAs was $0.3 million and $0.4 million, respectively. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 1 year.

Restricted Stock Units

The Company grants either time-vesting or performance-based restricted share units ("RSUs") in accordance with terms specified in the applicable RSU Agreements. Grantees of RSUs do not have voting rights for the granted RSUs until such time as the applicable RSUs vests and shares of common stock are issued.

- Time-vesting RSUs vest after a stipulated period has elapsed after the date of grant, generally three years.
- Performance-based RSUs are issued with criteria defined over a designated period and vest only when, and if, the outlined criteria are met.

RSU activity for the years ended December 31, 2025 and 2024, was as follows:

Restricted Stock Units	Units		Weighted-Average Fair Value at Date of Grant
Non-vested RSUs at December 31, 2023	212,567	$	3.44
Granted	459,054	$	4.81
Vested	(71,476)	$	3.75
Forfeited	(48,098)	$	3.28
Non-vested RSUs at December 31, 2024	552,047	$	4.55
Granted	306,765	$	14.70
Vested	(221,074)	$	4.28
Forfeited	(35,181)	$	5.88
Non-vested RSUs at December 31, 2025	602,557	$	9.74

The total fair value of RSUs that vested during the years ended December 31, 2025 and 2024 was $4.0 million and $0.5 million, respectively. The grant-date fair value is the market price of the shares on the date of grant.

The time-vesting RSUs granted in 2025 will vest in three equal annual installments starting on the first anniversary of the date of grant. Of the 118,550 performance-based RSUs granted in 2025, 45,107 will vest upon achievement of a market-based criteria and 69,397 will vest upon achievement of a non-market-based criteria. The following table sets forth significant assumptions used in the Monte Carlo model to determine the grant date fair value of the performance-based RSUs with a market-based vesting criteria awarded in 2025.

	November 19, 2025 Awards
Risk-free interest rate	3.58 %
Expected volatility of common stock	72.50 %
Expected life of RSU in years	2.11
Dividend yield	— %

The RSUs granted in 2024 included 147,050 performance-based RSUs, half of which vested upon achievement of a market-based criteria and half of which will vest upon achievement of a non-market-based criteria. Following the achievement of the market-based criteria and forfeiture activity, there are 67,525 performance-based RSUs remaining which will vest upon achievement of a non-market-based criteria. The performance-based RSUs with a market-based vesting criteria were valued using a Monte Carlo valuation model to determine the fair value of the awards as of the date of the grant.

	October 30, 2024 Awards
Risk-free interest rate	4.20 %
Expected volatility of common stock	53.10 %
Expected life of RSU in years	1.2
Dividend yield	— %

At December 31, 2025 and 2024, unrecognized compensation expense related to RSUs was $5.1 million and $2.3 million, respectively. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 1.6 years. Non-vested RSUs at December 31, 2025 consist of both time-vesting and performance-based awards.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP") was approved by stockholders in 2012. The Company registered 500,000 shares of its common stock, currently held as treasury shares, for issuance under the ESPP. The purpose of the ESPP is to provide employees with an opportunity to purchase shares of the Company's common stock through accumulated payroll deductions. The ESPP allows participants to purchase common stock at a purchase price equal to 85% of the fair market value of the common stock on the last business day of a three-month offering period which coincides with calendar quarters. Payroll deductions may not exceed 10% of an employee's compensation. In addition, for each calendar year, an employee may not be granted purchase rights valued over $25,000, as determined at the time such purchase right is granted. The fair value of the discount associated with shares purchased under the plan is recognized as stock-based compensation expense and was $27 thousand and $20 thousand for the years ended December 31, 2025 and 2024, respectively. The total fair value of the shares purchased under the plan during the years ended December 31, 2025 and 2024 was $0.2 million and $0.1 million, respectively. The employee payment associated with participation in the plan occurs through payroll deductions.

Stock-Based Compensation Expense

Stock-based compensation expense related to stock options, restricted stock, restricted stock unit grants and stock purchased under the Company's ESPP was $2.3 million and $1.4 million during the years ended December 31, 2025 and 2024, respectively.

401(k) Retirement Plan

The Company maintains a 401(k) retirement plan for the benefit of eligible employees in the U.S. All U.S. based employees are eligible to participate in the plan upon employment. The Company currently matches contributions at 100% of up to 2% of an employee's contributions.

During the years ended December 31, 2025 and 2024, compensation expense included $0.4 million and $0.3 million, respectively, related to the Company's 401(k) match.

Note 16 — Earnings Per Share

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is calculated by dividing the adjusted net income by the weighted average number of common shares outstanding combined with dilutive common share equivalents outstanding, if the effect is dilutive. For the years ended December 31, 2025 and 2024, there were no adjustments to net income. Potentially dilutive common share equivalents consist of incremental shares of common stock issuable upon exercise of the June 2022 Warrants and vesting and settlement of stock awards. The dilutive effect of non-vested stock issued under share-based compensation plans, shares issuable under the Employee Stock Purchase Plan, employee stock options outstanding, and the June 2022 Warrants are computed using the treasury stock method.

The calculation of the basic and diluted earnings per share for the years ended December 31, 2025 and 2024 is as follows (in thousands):

| | Years ended December 31, | |
	2025	2024
Numerator:		
Net income for basic and diluted earnings per share	$ 30,528	$ 10,498
Denominator:		
Basic weighted average shares outstanding [(1)]	33,903	29,534
Dilutive effect of the June 2022 warrants	1,815	1,210
Dilutive effect of stock options and restricted shares	438	145
Diluted weighted average shares outstanding	36,156	30,889
Basic earnings per share	$ 0.90	$ 0.36
Diluted earnings per share	$ 0.84	$ 0.34

(1) Basic weighted average shares outstanding for 2025 includes the weighted average of 6,000,000 shares associated with the April 2025 Warrant assumed issued at the April 28, 2025 closing date of the PWRtek Transactions (see Note 3, "Asset Acquisition").

Note 17— Supplemental Cash Flow Information

Supplemental cash flow information is as follows (in thousands):

| | Years ended December 31, | |
	2025	2024
Supplemental non-cash operating activities:		
PWRtek Transactions (Note 3)		
2024 Contract Shortfall Fee offset	$ (17,552)	$ —
2025 Contract Shortfall Fee (presented on a net basis in accounts receivable, related party)	(7,248)	—
Historic book value of inventory acquired	600	—
Supplemental non-cash investing and financing activities:		
PWRtek Transactions (Note 3)		
Historic book value of Acquired Assets	14,252	—
PWRtek Note issued	(40,000)	—
Deferred tax asset on PWRtek assets, net	(17,914)	—
Excess consideration over historical asset book value	92,608	—
April 2025 Warrant issued	(42,660)	—
Supplemental cash flow information:		
Interest paid	$ 3,620	$ 846

Note 18— Related Party Transactions

On February 2, 2022, the Company entered into a long-term supply agreement with ProFrac Services (the "Initial ProFrac Agreement"), upon issuance of $10 million in aggregate principal amount of the convertible notes (the "Contract Consideration Convertible Notes Payable") to ProFrac Holdings LLC ("ProFrac Holdings"). Under the Initial ProFrac Agreement, ProFrac Services was obligated to order chemicals from the Company at least equal to the greater of (a) the chemicals required for 33% of ProFrac Services' hydraulic fracturing fleets and (b) a baseline measured by the first ten hydraulic fracturing fleets deployed by ProFrac Services during the term of the Initial ProFrac Agreement. If the minimum volumes are not achieved in any given year, ProFrac Services is required to pay to the Company, as liquidated damages an amount equal to twenty-five percent (25%) of the difference between (i) the aggregate purchase price of the quantity of products comprising the minimum purchase obligation and (ii) the actual purchased volume during such calendar year ("Contract Shortfall Fees").

On May 17, 2022, the Company entered into an amendment to the Initial ProFrac Agreement (the "First Amendment to ProFrac Agreement") upon issuance of $50 million in aggregate principal amount of Contract Consideration Convertible Notes Payable. The Initial ProFrac Agreement was amended to (a) increase ProFrac Services' minimum purchase obligation for each year to the greater of 70% of ProFrac Services' requirements and a baseline measured by ProFrac Services' first 30 hydraulic fracturing fleets, and (b) increase the term to 10 years.

On February 2, 2023, the Company entered into a second amendment to the Initial ProFrac Agreement (the "Second Amendment to ProFrac Agreement" and together with the Initial ProFrac Agreement and the First Amendment to ProFrac Agreement, collectively the "ProFrac Agreement") effective as of January 1, 2023. The Second Amendment to ProFrac Agreement amended the ProFrac Agreement to (1) provide a ramp-up period from January 1, 2023 to May 31, 2023 for ProFrac Services to increase the number of active hydraulic fracturing fleets to 30 fleets, (2) waive any Contract Shortfall Fee payment relating to any potential order shortfall prior to January 1, 2023, (3) add additional fees to certain products, and (4) provide margin increases based on margins with non-ProFrac Services customers.

The current measurement period for Contract Shortfall Fees is January 1, 2025 through December 31, 2025. The purchase requirements were not met during the current measurement period, and as a result, related party revenues for the year ended December 31, 2025 reflect variable consideration for Contract Shortfall Fees of $27.4 million, which is presented on a net basis within accounts receivable, related party on the Company's consolidated balance sheet as of December 31, 2025. The measurement period for 2024 was January 1, 2024 through December 31, 2024. Related party revenues for the year ended December 31, 2024 included $32.4 million of Contract Shortfall Fees.

On March 12, 2026, the Company and ProFrac entered into an agreement (as amended, the "OSP Agreement") regarding the settlement of 2025 Contract Shortfall Fees payable to the Company under the ProFrac Agreement for the measurement period of January 1, 2025 to December 31, 2025. The OSP Agreement provides for the payment of an aggregate of $19.7 million of consideration (which amount represents $27.4 million of 2025 Contract Shortfall Fees, net of the OSP Offset and other minor adjustments) to the Company as follows: $7.2 million to be paid in cash and $12.5 million to be satisfied through an equipment construction and rental credit (the "Equipment Credit"). Under the OSP Agreement, the Company has committed to purchase and/or rent $12.5 million of equipment from ProFrac to be used for opportunities within the Data Analytics segment, with the costs of such equipment to be offset by the Equipment Credit. The Company expects to utilize the Equipment Credit during 2026, however any unused amounts at the end of 2026 would be available for use in 2027 until the full credit is utilized.

As described in Note 3, "Asset Acquisition," on April 28, 2025, the Company entered into a series of transactions with various subsidiaries of ProFrac referred to as the PWRtek Transactions. Total consideration paid by the Company in connection with the PWRtek Transactions was $107.5 million. See Note 3, "Asset Acquisition," Note 8, "Lease Agreements – Lease Agreement Income," and Note 10, "Debt" for additional information on the Lease Agreement, April 2025 Warrant and PWRtek Note.

During the years ended December 31, 2025 and 2024, the Company's related party revenues were $146.8 million and $115.8 million, respectively. For the years ended December 31, 2025 and 2024, these revenues were net of amortization of contract assets of $6.3 million and $5.6 million, respectively. Cost of sales attributable to these revenues were $101.7 million and $80.4 million, respectively, for the years ended December 31, 2025 and 2024.

As of December 31, 2025 and December 31, 2024 our accounts receivable from ProFrac was $64.2 million and $52.4 million, respectively, which is recorded in accounts receivable, related party on the consolidated balance sheets. Accounts receivable, related party as of December 31, 2025 includes the effect of the OSP Offset (see Note 3, "Asset Acquisition").

As of December 31, 2025, our accounts payable with ProFrac was $0.3 million, which is recorded in accounts payable on the consolidated balance sheets. There were no amounts due to ProFrac included in accounts payable as of December 31, 2024.

ProFrac Holdings or its affiliates beneficially owned approximately 61% of the Company's common stock, including the effects of the June 2022 Warrants and April 2025 Warrant, as of December 31, 2025. On March 13, 2026, ProFrac GDM exercised the April 2025 Warrant and was issued 6,000,000 shares of the Company's common stock.

Note 19 — Business Segment, Geographic and Major Customer Information

Segment Information

The Company's segments are determined as those components whose results are reviewed regularly by the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer, in deciding how to allocate resources and assess performance. Each segment is organized and managed based upon the nature of the Company's markets and customers and consists of similar products and services. Gross profit and income (loss) from operations for each segment are used by the CODM to assess the performance of each segment in a financial period. The CODM uses segment gross profit and income (loss) from operations as the measure to make resource (including financial or capital resources) allocation decisions for each segment. Accounting policies have been applied consistently by each segment for all reporting periods. Intercompany revenue and expense amounts, if any, have been eliminated within each segment to report on the basis that management uses internally for evaluating segment performance. Various functions, including certain sales and marketing activities and general and administrative activities, are provided centrally by the corporate office. Costs associated with corporate office functions, other corporate income and expense items, and income taxes are not allocated to the reportable segments.

The operations of the Company are categorized into the following reportable segments:

Chemistry Technologies. The CT segment includes specialty chemistries, logistics and technology services, which we believe enable our customers to pursue improved efficiencies and performance throughout the life cycle of their wells, and also help our customers improve their environmental, social and governance ("ESG") and operational goals. Customers of the CT segment include major integrated oil and gas companies, oilfield services companies, independent oil and gas companies, national and state-owned oil companies and international supply chain management companies.

Data Analytics. The Company's Data Analytics ("DA") segment provides analytical measurement and digital solutions, including measure-and-control services, that deliver near real-time insights for process control across the oil and gas value chain and emerging applications in power and digital valuation. DA solutions help customers optimize performance, improve decision-making, and reduce emissions and carbon intensity, supported in part by recurring service and lease revenues.

Summarized financial information of the reportable segments is as follows (in thousands):

As of and for the years ended December 31,	Chemistry Technologies		Data Analytics		Corporate and Other		Total	
2025								
Revenue from external customers								
Products	$	76,059	$	7,261	$	—	$	83,320
Services		3,506		3,610		—		7,116
Total revenue from external customers		79,565		10,871		—		90,436
Revenue from related party								
Products		130,098		69		—		130,167
Services		123		397		—		520
Rental revenue		—		16,139		—		16,139
Total revenue from related parties		130,221		16,605		—		146,826
Cost of sales		168,302		9,127		—		177,429
Gross profit		41,484		18,349		—		59,833
Selling, general and administrative		9,155		4,483		14,408		28,046
Asset acquisition expenses		—		4,362		—		4,362
Severance expense		11		29		490		530
Other segment items		1,933		1,593		125		3,651
Income (loss) from operations	$	30,385	$	7,882	$	(15,023)	$	23,244
Reconciliation of profit to income before income taxes:								
Interest expense					$	(3,937)	$	(3,937)
Other income, net						348		348
Income before income taxes							$	19,655
2024								
Revenue from external customers								
Products	$	60,847	$	4,740	$	—	$	65,587
Services		2,367		3,309		—		5,676
Total revenue from external customers		63,214		8,049		—		71,263
Revenue from related party								
Products		114,879		5		—		114,884
Services		68		810		—		878
Total revenue from related parties		114,947		815		—		115,762
Cost of sales		141,948		5,691		—		147,639
Gross profit		36,213		3,173		—		39,386
Selling, general and administrative		7,861		3,489		13,359		24,709
Other segment items		1,750		623		108		2,481
Income (loss) from operations	$	26,602	$	(939)	$	(13,467)	$	12,196
Reconciliation of profit to income before income taxes:								
Interest expense						(1,095)		(1,095)
Other income, net						46		46
Income before income taxes							$	11,147

Other segment items for the year ended December 31, 2025 include depreciation of $0.7 million and $1.1 million in the CT and DA segments, respectively; R&D costs of $1.3 million and $0.5 million in the CT and DA segments, respectively; and gain on sale of property and equipment in the CT segment of $7 thousand.

Other segment items for the year ended December 31, 2024 include depreciation of $0.6 million and $0.2 million in the CT and DA segments, respectively; and R&D costs of $1.2 million and $0.5 million in the CT and DA segments, respectively; and gain on the sale of property and equipment of $0.1 million and $15 thousand in the CT and DA segments, respectively.

Assets of the Company by reportable segments and corporate and other are as follows (in thousands):

	December 31, 2025	December 31, 2024
Chemistry Technologies	$ 161,332	$ 152,161
Data Analytics	19,179	8,632
Corporate and Other	39,538	10,003
Total assets	$ 220,049	$ 170,796

Additions to long-lived assets by reportable segments and corporate and other are as follows (in thousands):

As of and for the years ended December 31,	Chemistry Technologies	Data Analytics	Corporate and Other	Total
2025				
Additions to long-lived assets [1]	$ 1,131	$ 14,724	$ 381	$ 16,236
2024				
Additions to long-lived assets	$ 360	$ 1,492	$ 88	$ 1,940

(1) Additions to long-lived assets for the year ended December 31, 2025 includes $14.3 million of assets as a result of the PWRtek Transactions (see Note 3, "Asset Acquisition").

Geographic Information

Revenue by country is based on the location where services are provided and products are sold. For the years ended December 31, 2025 and 2024, no country other than the U.S. accounted for more than 10% of revenue. Revenue by geographic location is as follows (in thousands):

	Years ended December 31,	
	2025	2024
U.S. [1]	$ 225,952	$ 177,825
UAE	9,951	7,392
Other countries	1,359	1,808
Total revenue	$ 237,262	$ 187,025

(1) Includes revenue from related party

Long-lived assets held in countries other than the U.S. are not material to the consolidated financial statements.

Major Customers

Revenue from major customers, as a percentage of consolidated revenue, is as follows (in thousands):

	Revenue	% of Total Revenue
Year ended December 31, 2025		
Customer A (related party)	$ 146,826	61.9 %
Year ended December 31, 2024		
Customer A (related party)	$ 115,762	61.9 %

The concentration with ProFrac and in the oil and gas industry increases credit, commodity and business risk.

Accounts receivable from major external customers, as a percentage of accounts receivable, is as follows (in thousands):

	Accounts Receivable	% of Total Non-Related Party Accounts Receivable
As of December 31, 2025		
Customer A	$ 8,525	44.8 %
Customer B	$ 3,001	15.8 %
Customer C	$ 771	4.0 %
As of December 31, 2024		
Customer A	$ 3,324	18.6 %
Customer C	$ 2,264	12.7 %
Customer B	$ 1,288	7.2 %

Please see Note 18 - "Related Party Transactions" for additional information regarding accounts receivable with ProFrac.

Major Suppliers

Expenditure with major suppliers, as a percentage of consolidated supplier expenditure, is as follows (in thousands):

Years ended December 31,	Expenditure	% of Total Expenditure
2025		
Supplier A	$ 36,098	25 %
Supplier B	17,840	12 %
Supplier C	16,935	12 %
2024		
Supplier A	$ 24,064	19 %
Supplier B	21,410	17 %
Supplier C	20,333	16 %

Note 20 — Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2025 through the date at which the Company's annual financial statements are available to be issued and has determined that there have been no material events that would require recognition in the December 31, 2025 annual financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and procedures are also designed to ensure such information is accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance that control objectives are attained.

In accordance with Exchange Act Rules 13a-15(e) and 15d-15(e), we carried out an evaluation under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based upon this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls and procedures can prevent all possible errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the control system are met. There are inherent limitations in all control systems, including the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the intentional acts of one or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and while our disclosure controls and procedures are designed to be effective under circumstances where they should reasonably be expected to operate effectively, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in any control system, misstatements due to possible errors or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation to assess the effectiveness of our internal control over financial reporting as of December 31, 2025, based upon criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, the Company's management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

KPMG LLP, the Company's independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Flotek Industries, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Flotek Industries, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flow for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 16, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas

March 16, 2026

Item 9B. Other Information.

Trading Arrangements.

During the quarter ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated by reference to the Company's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the Company's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the Company's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the Company's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG LLP, Houston, TX, Auditor Firm ID: 185

The information required by this Item is incorporated by reference to the Company's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 15. Exhibits and Financial Statement Schedules

Exhibit Number		Description of Exhibit
2.1	***	Membership Interest Purchase Agreement, dated as of May 18, 2020, by and between the Company, JP3 Measurement, LLC, the Sellers party thereto, and John A. Cardwell, as Seller Representative) (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on May 19, 2020).
3.1		Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended September 30, 2007).
3.2		Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended September 30, 2009).
3.3		Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Flotek Industries, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on May 7, 2020).
3.4		Certificate of Amendment to the Amended and Restated Certificate of Incorporation (form of which is incorporated by reference to Appendix B to the Company's Proxy Statement filed on April 5, 2022).
3.5		Certificate of Amendment to Amended and Restated Certificate of Incorporation of Flotek Industries, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on September 25, 2023).
3.6		Second Amended and Restated Bylaws, as amended (incorporated by reference to Exhibit 3.6 to the Company's Form 10-Q filed on August 8, 2025)
4.1		Form of Certificate of Common Stock (incorporated by reference to Appendix E to the Company's Definitive Proxy Statement filed on September 27, 2001).
4.2		Form of Pre-Funded Warrants (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on June 23, 2022).
4.3		Form of Warrant to Purchase Common Stock issued to ProFrac GDM, LLC (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 28, 2025).
4.4		Description of Capital Stock of the Company (incorporated by reference to Exhibit 4.2 to the Company's Form 10-K filed on March 31, 2022).
10.1	†	Employment Agreement, dated June 6, 2023, between the Company and Ryan Ezell (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 8, 2023).
10.2	†	Employment Agreement dated December 19, 2022 between Flotek Industries, Inc. and Bond Clement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 19, 2022).
10.3	†	Employment Agreement dated January 30, 2024, between the Company and Amy Blakeway (incorporated by reference to Exhibit 10.46 to the Company's Form 10-K filed on March 15, 2024).
10.4	†	Director and Officer Indemnification Agreement dated May 5, 2023 (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed on May 11, 2023).
10.5	†	Flotek Industries, Inc. Amended and Restated 2012 Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Company's definitive Proxy Statement on Schedule 14A filed with the SEC on April 2, 2025).
10.6	†	Flotek Industries, Inc. 2018 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the SEC on July 10, 2025).
10.7	†	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (Time-based vesting)(incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 31, 2024).
10.8	†, ****	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (Performance-based vesting)(incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 31, 2024).
10.9	†	Form of Stock Option Award Grant Notice and Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 8, 2023).
10.10	†	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 8, 2023).
10.11	†	2023 Management Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 8, 2023).
10.12	†	Stock Option Agreement, dated June 7, 2023, between the Company and Bond Clement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on June 8, 2023).
10.13	†	Flotek Industries, Inc. Employment Inducement Plan (incorporated by reference to Exhibit 99.1 to the Company's Form S-8 filed on June 17, 2020)
10.14	†	Form of Stock Option Grant Notice and Stock Option Agreement under Flotek Industries, Inc. Employment Inducement Plan (incorporated by reference to Exhibit 99.3 to the Company's Form S-8 filed on June 17, 2020)

10.15	†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under Flotek Industries, Inc. Employment Inducement Plan (incorporated by reference to Exhibit 99.2 to the Company's Form S-8 filed on June 17, 2020)
10.16	†	Form of Restricted Stock Agreement pursuant to the Company's 2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended June 30, 2019)
10.17	†	Form of Restricted Stock Agreement pursuant to the Company's 2019 Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended June 30, 2019)
10.18	***	Note Purchase Agreement, dated February 2, 2022, by and among Flotek Industries, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 4, 2022).
10.19		Revolving Loan and Security Agreement dated as of August 14, 2023, among Flotek Industries, Inc., Flotek Chemistry, LLC and JP3 Measurement, LLC, as borrowers, and Amerisource Funding, Inc., as lender (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 14, 2023).
10.20		First Amendment to Revolving Loan and Security Agreement dated as of October 5, 2023, among Flotek Industries, Inc., Flotek Chemistry, LLC and JP3 Measurement, LLC, as borrowers, and Amerisource Funding, Inc., as lender (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 6, 2023).
10.21		Second Amendment to That Certain Revolving Loan and Security Agreement, effective August 5, 2024, among Flotek Industries, Inc., Flotek Chemistry, LLC and JP3 Measurement, LLC, as borrowers, and Amerisource Funding, Inc., as lender (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 6, 2024).
10.22	****	Chemical Products Supply Agreement between Flotek Chemistry, LLC and ProFrac Services, LLC, dated February 2, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on February 4, 2022).
10.23	***	Amendment No. 1 to Chemical Products Supply Agreement between Flotek Chemistry, LLC and ProFrac Services, LLC dated May 17, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 18, 2022).
10.24	****	Amendment No.2 to the Chemical Supply Agreement dated February 1, 2023 between Flotek Chemistry, LLC and ProFrac Services, LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 6, 2023).
10.25	***	Securities Purchase Agreement dated February 16, 2022 by and between Flotek Industries, Inc. and ProFrac Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 22, 2022)
10.26	***	Securities Purchase Agreement between Flotek Industries, Inc. and ProFrac Holdings II, LLC dated June 17, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 23, 2022).
10.27		Master Transaction Agreement between Flotek Industries, Inc. and ProFrac Holdings, LLC, dated February 2, 2022 (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on February 4, 2022).
10.28		Registration Rights Agreement, by and between Flotek Industries, Inc. and ProFrac Holdings II, LLC dated May 17, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on May 18, 2022).
10.29		Amendment No. 1 to Registration Rights Agreement Flotek Industries, Inc. and ProFrac Holdings II, LLC dated June 21, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on June 23, 2022).
10.30	***, ****	Asset Purchase Agreement, dated April 28, 2025, among ProFrac GDM, LLC, PWRTEK, LLC, ProFrac Holding Corp., ProFrac Services, LLC, Flotek Industries, Inc. and Flotek Chemistry LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 28, 2025).
10.31	***, ****	Lease Agreement, dated April 28, 2025, between PWRTEK, LLC and ProFrac GDM, LLC (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 28, 2025).
10.32		Form of Note issued to ProFrac GDM, LLC (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on April 28, 2025).
10.33		Form of Parent Guaranty issued to ProFrac GDM, LLC (incorporated by reference to Exhibit 10.7 to the Company's Form 8-K filed on April 28, 2025).
10.34		Letter Agreement, dated as of April 28, 2025, between Amerisource Funding, Inc. and Flotek Industries, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Form 8-K filed on April 28, 2025).
10.35		Consent, Acknowledgement and Amendment to Senior Secured Note Documents, dated as of November 7, 2025, among PWRTEK, the Company and ProFrac GDM (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 7, 2025).

10.36		Guaranty, dated as of November 7, 2025, among ProFrac GDM and ProFrac (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 7, 2025).
10.37		Amendment No. 1 to Agreement for Equipment Rental, dated as of November 7, 2025, among PWRTEK and ProFrac GDM (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 7, 2025).
10.38		Modification of the Consent Agreement and ABL Amendment, dated as of October 28, 2025 (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on November 7, 2025).
10.39	†	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (Time-based vesting) (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 21, 2025).
10.40	†,****	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (Performance-based vesting) (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 21, 2025).
19.1		Insider Trading Policy of Flotek Industries, Inc (incorporated by reference to Exhibit 19.1 to the Company's Form 10-K filed on March 12, 2025).
21.1	*	List of Subsidiaries
23.1	*	Consent of KPMG LLP, independent registered public accounting firm
31.1	*	Rule 13a-14(a) Certification of Principal Executive Officer.
31.2	*	Rule 13a-14(a) Certification of Principal Financial Officer.
32.1	**	Section 1350 Certification of Principal Executive Officer.
32.2	**	Section 1350 Certification of Principal Financial Officer.
97.1		Flotek Industries, Inc. Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Form 10-K filed on March 15, 2024).
101.INS	*	Inline XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101.SCH	*	Inline XBRL Schema Document
101.CAL	*	Inline XBRL Calculation Linkbase Document
101.LAB	*	Inline XBRL Label Linkbase Document
101.PRE	*	Inline XBRL Presentation Linkbase Document
101.DEF	*	Inline XBRL Definition Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*		Filed with this Form 10-K.
**		Furnished with this Form 10-K, not filed.
***		Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission or its staff.
****		Portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K in order for them to remain confidential.
†		Management contracts or compensatory plans or agreements.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLOTEK INDUSTRIES, INC.

By: /s/   Ryan Ezell

                   Ryan Ezell
                   Chief Executive Officer

Date: March 16, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ryan Ezell and Bond Clement, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Ryan Ezell Ryan Ezell	Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2026
/s/ Bond Clement Bond Clement	Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2026
/s/ Harsha V. Agadi Harsha V. Agadi	Chairman of the Board	March 16, 2026
/s/ Evan Farber Evan Farber	Director	March 16, 2026
/s/ Michael Fucci Michael Fucci	Director	March 16, 2026
/s/ Lisa Mayr Lisa Mayr	Director	March 16, 2026
/s/ Matt D. Wilks Matt D. Wilks	Director	March 16, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2))

☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to Section 240.14a-12

FLOTEK INDUSTRIES, INC.

(Name of Registrant as Specified in Its Charter)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:



Notice of Annual Meeting of Shareholders

To be Held Friday, May 15, 2026 at 10:00 a.m. Central Time

Dear Fellow Shareholders,

The 2026 Annual Meeting of Shareholders (the "Meeting") of Flotek Industries, Inc. ("Flotek," "we," "our," "us," or the "Company") will be held at 10:00 a.m., Central Time, on Friday, May 15, 2026 at the Company's headquarters, located at 5775 N. Sam Houston Parkway W., Suite 400, Houston, TX 77086. At the Meeting, shareholders will be asked to consider and vote on the following items:

1. To elect seven (7) directors to serve until the next annual meeting of shareholders;
2. To conduct a non-binding advisory vote to approve the compensation of the Company's Named Executive Officers; and
3. To ratify the appointment of KPMG LLP as the Company's independent auditor for 2026.

The accompanying Proxy Statement more fully describes these matters. Shareholders will also transact any other business that may be properly presented at the Meeting. At this time, we have not received notice of any other matter that may be properly presented at the Meeting. Only shareholders of record at the close of business on March 20, 2026 are entitled to notice and to vote at the Meeting or any adjournments, postponements or continuation thereof.

We are furnishing proxy materials to our shareholders over the Internet. On or about April 2, 2026, we intend to mail a Notice of Internet Availability of Proxy Materials (the "Notice") on how to access proxy materials and our 2025 Annual Report on Form 10-K (the "2025 Annual Report"), how to vote, and how to obtain a paper copy of the proxy materials. You will need the control number printed on your Notice, proxy card or voting instruction card in order to vote. A list of shareholders of record will be available during the Meeting for inspection by shareholders for any legally valid purpose relating to the Meeting.

Your vote is very important regardless of how many shares you own. **We urge you to review the proxy materials and vote as soon as possible. Even if you plan to attend the Meeting, please vote by mail, telephone or Internet voting systems. Specific directions for submitting your vote are included in the accompanying Proxy Statement. Even if you have submitted your proxy, you may still vote in person if you attend the Meeting.** This Notice of Annual Meeting of Shareholders, the Proxy Statement and the 2025 Annual Report are available free of charge at the "Investor Relations" section of our website at https://ir.flotekind.com/sec-filings.

On behalf of the Board and the executive team of the Company, I thank you for your support and participation.

By Order of the Board of Directors,

Christina M. Ibrahim
Senior Vice President, General Counsel,
Chief Compliance Officer and Corporate
Secretary

April 2, 2026

TABLE OF CONTENTS

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PROXY STATEMENT SUMMARY

The Board of Directors (our "Board") of Flotek Industries, Inc., (which we refer to as "Flotek," the "Company," "we," "our," or "us") is furnishing this Proxy Statement to you over the Internet or delivering it to you by mail in connection with the solicitation of proxies by our Board and the solicitation of voting instructions, in each case, for use at the Annual Meeting of Shareholders to be held on May 15, 2026, and at any adjournments or postponements thereof.

On or about April 2, 2026, we will commence mailing the Notice of Internet Availability of Proxy Materials to most of our shareholders, and we also will commence mailing to some of our shareholders, and make available electronically over the Internet to all of our shareholders: (1) the Notice of Annual Meeting of Shareholders and this Proxy Statement; and (2) our Annual Report on Form 10-K for the year ended December 31, 2025, which includes our audited financial statements (the "Annual Report"). If you receive your proxy materials by mail, a proxy/voting instruction card will be included.

This summary highlights information that is contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Annual Meeting of Shareholders

When: Friday, May 15, 2026 at 10:00 a.m., Central Time

Where: The Company's headquarters located at 5775 N. Sam Houston Parkway W., Suite 400, Houston, TX 77086

Who: Shareholders of record at the close of business on March 20, 2026 will be eligible to vote

What: We are asking shareholders to vote on the following three items:

Item up for Vote	Board's Voting Recommendation	Page Reference
ITEM 1: Election of seven director candidates, to serve until the next annual meeting of shareholders	FOR EACH NOMINEE	20
ITEM 2: Non-binding advisory vote to approve the compensation of the Company's Named Executive Officers	FOR	31
ITEM 3: Ratification of the appointment of KPMG LLP as the Company's independent auditor for 2026	FOR	50

Our Director Nominees, Board and Board Committees

Currently, the number of directors comprising our Board is set at six and will be increasing to seven in connection with the Meeting. Our Board is not classified, and all positions stand for election at each annual meeting of shareholders. The standing committees for our Board are the Audit Committee (the "Audit Committee"), the Compensation Committee (the "Compensation Committee"), the Corporate Governance & Nominating Committee (the "Governance Committee") and the Risk & Sustainability Committee (the "Risk Committee"), designated by A, C, G and R in the table below, respectively. Mr. Agadi serves as our Non-Executive Chairman of the Board. Lisa Mayr, currently a director of the Company, having expressed her preference not to be renominated to the Board, is not being put forward as a director nominee and her term will end at the Meeting. The Board thanks her for her service and many contributions to the Company.

The following table provides summary information about our nominees for election to the Board as of March 26, 2026.

Name and Principal Occupation	Age	Independent	Director Since	Committee Membership			
				A	C	G	R
Harsha V. Agadi (1) Chief Executive Officer of Conduent Inc.	63	✓	2020				
Ryan G. Ezell Chief Executive Officer of Flotek Industries, Inc.	47		2023				
Evan R. Farber General Counsel, The Cranemere Group	53	✓	2022	●	●	★	●
Michael J. Fucci Director, Acadia Healthcare Company, Inc.	67	✓	2020	●	★	●	★
Katie Hill Former Chief Operating Officer, Vital Energy	39	✓	N/A				
Kevin McDonald Founding Partner, Werner Ayers & McDonald LLP	59	✓	N/A				
Matthew D. Wilks Executive Chairman and President, ProFrac Holding Corp.	43		2022				

1 Non-Executive Chairman of the Board   ★ *Chair of Committee*   ● *Member of Committee*

For additional information on our directors and nominees and their qualifications, please see the section entitled "Item 1: Election of Directors—Director Nominees."





Current Board Overview

Independence	Tenure
33% 67%	33% 67%
67% of our current directors are independent	67% of our current directors have a tenure of less than 5 years, with an average tenure of 3.7 years

Current Director Skills and Experience

Corporate Governace/Legal
5
Industry Experience
3
ESG
4
Finance/Accounting
5
M&A Strategy
4
Human Capital
3
Other Public Board Experience
3
Public C-Suite Experience
5
Technology & Innovation
5
Gender/Ethnic Diversity
2
International Experience
4

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Solicitation of Proxies

We are providing this Proxy Statement in connection with the solicitation of proxies by our Board for use at the Meeting.

Date, Place and Time of Meeting

The Meeting will be held on Friday, May 15, 2026 at 10 a.m., Central Time, at the Company's headquarters located at 5775 N. Sam Houston Parkway W., Suite 400, Houston, TX 77086, or at such other time and place to which the Meeting may be postponed or adjourned. References in this Proxy Statement to the "Meeting" also refer to any adjournments, postponements, or changes in location of the Meeting, to the extent applicable.

Record Date

The "Record Date" for the Meeting is March 20, 2026. Shareholders of record at the close of business on March 20, 2026 will be entitled to vote at the Meeting. As of the close of business on March 20, 2026, there were 36,174,338 shares of common stock outstanding. Each share of common stock is entitled to one vote on each item. Shareholders may not cumulate votes.

Attending the Meeting

The Meeting will be held at the Company's headquarters located at 5775 N. Sam Houston Parkway W., Suite 400, Houston, TX 77086. Please allow ample time for check-in by arriving at the Meeting fifteen minutes early. If a bank, brokerage firm or other nominee holds your shares, you should contact that organization for additional information.

Delivery of Proxy Materials – Notice-And-Access

In accordance with the SEC rules on "Notice and Access," we intend to mail a Notice of Internet Availability of Proxy Materials (the "Notice") to certain shareholders on or about April 2, 2026. The Notice describes the matters to be considered at the Meeting and how the shareholders can access the proxy materials online. It also provides instructions on how those shareholders can vote their shares. If you received the Notice, you will not receive a print version of the proxy materials, unless you request one. If you would like to receive a print version of the proxy materials, free of charge, please follow the instructions on the Notice.

Items of Business

There are three items scheduled to be voted on at the Meeting:

1. The election of seven directors to serve until the next annual meeting of shareholders;

2. An advisory vote to approve the compensation of the Company's Named Executive Officers (the "Say-On-Pay Proposal"); and

3. Ratification of the appointment of KPMG LLP as the Company's independent auditor for 2026 (the "Auditor Proposal").

Quorum

A quorum is required to conduct business at the Meeting. The holders of a majority of the Company's issued and outstanding shares that are entitled to vote at the Meeting are required to be present, or represented by proxy, in order to constitute a quorum at the Meeting. Proxies received but marked as abstentions or broker non-votes will be counted towards the quorum requirement.

If less than a quorum is represented at the Meeting, the chairperson of the Meeting or a majority of the shares so represented may adjourn the Meeting from time to time without further notice, and the persons named as proxies will vote the proxies they have been authorized during the Meeting in favor of such an adjournment.

Voting Counting

Votes will be counted by one or more inspectors appointed by the chairperson of the Meeting (the "Inspector of Elections"). No candidate for the office of director may be appointed as the Inspector of Elections.

Voting Requirements

Item 1: Election of Directors. Each of the seven director nominees will be elected by a majority of the votes cast with respect to the nominee so long as the number of nominees for election equals the number of directors to be elected (an "Uncontested Election"). For the purpose of an Uncontested Election, a majority of votes cast means that the number of votes "for" a nominee's election must exceed 50% of the votes cast "for" or "against" with respect to that nominee's election, excluding abstentions. Broker non-votes will not count as votes cast with respect to that nominee's election. If the number of nominees for director at a meeting of shareholders exceeds the number of directors to be elected at such meeting, directors shall be elected by a plurality of the votes cast at such meeting. The Inspector of Elections will separately count the number of "for" votes and "against" votes received by each nominee. Cumulative voting for the election of directors is not permitted.

Item 2: Approval, on a non-binding advisory basis, of compensation of our Named Executive Officers. The Say-On-Pay Proposal must receive an affirmative vote of a majority of the total votes cast with respect to this proposal at the Meeting. This means that the votes that our shareholders cast "for" this proposal must exceed the votes that our shareholders cast "against" this proposal. Abstentions and broker non-votes will not be taken into account in determining the outcome of this proposal. The Inspector of Elections will separately count the number of "for" votes and "against" votes with regard to the Say-On-Pay Proposal.

Item 3: Ratification of the appointment of independent registered public accounting firm. This must receive an affirmative vote of a majority of the total votes cast with respect to this proposal at the Meeting. This means that the votes that our shareholders cast "for" this proposal must exceed the votes that our shareholders cast "against" this proposal. Abstentions and broker non-votes will not be taken into account in determining the outcome of this proposal. However, as the Auditor Proposal is considered a "routine" matter under the applicable rules (as further discussed below), your broker, if any, has discretionary voting authority to vote your shares, even if such broker does not receive voting instructions from you. Thus, broker non-votes are not expected on the Auditor Proposal. The Inspector of Elections will separately count the number of "for" votes and "against" votes with regard to the Auditor Proposal.

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the brokerage firm, bank, dealer or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. In the event that a broker, bank, custodian, nominee or other record holder of shares of our common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, then those shares will be treated as broker non-votes with respect to that proposal. Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your vote is counted on each of the proposals. Items 1 and 2 are considered "non-routine matters" and Item 3 is considered a "routine matter."

Voting Procedures

Holders of our common stock may hold shares either beneficially through a broker or bank, or directly in their own name. If, on the Record Date, your shares were registered directly in your name with our transfer agent, you are considered the shareholder of record of those shares. As a shareholder of record, you may vote directly at the Meeting in person, by proxy, by Internet at www.proxyvote.com, by telephone or by mail by following the instructions provided on the proxy card or on the Internet site. If, on the Record Date, your shares were held in an account at a bank, brokerage firm, dealer or similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Meeting unless you request and obtain a valid proxy card from your broker or other agent.

Proxy Solicitation Costs

The expenses of soliciting proxies to be voted at the Meeting will be paid by us. We or our directors, executive officers, employees, or agents may also solicit proxies in person, by telephone, or by electronic communication, but we will not pay a fee to any of our directors, officers or employees as compensation for soliciting proxies.

Following the original mailing of the Notice, we will request that banks, brokers, custodians, nominees, and other record holders of our common stock forward copies of the soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. We will reimburse banks, brokers, custodians, nominees, and other record holders for reasonable charges and expenses incurred in forwarding soliciting materials to their clients. Shareholders voting via telephone or the Internet should understand that there may be costs associated with telephonic or electronic access, such as usage charges from telephone companies and Internet service providers, which must be borne by the shareholder.

Revoking your Proxy

If you are a shareholder of record, whether you give your proxy over the Internet, by telephone or by mail, you may revoke it at any time before it is exercised. You may enter a new vote by voting in person at the Meeting, electronically, by mail or by telephone so long as it is received prior to the Meeting. If you hold your shares beneficially, you must follow the instructions provided by your broker or nominee as to whether and how you may revoke your proxy. Attending the Meeting alone will not revoke your proxy.

Voting Results

We will announce preliminary voting results during the Meeting and report the final voting results within four business days of the Meeting on a Current Report on Form 8-K. You can access that Current Report on Form 8-K and our other SEC filings at our website at https://ir.flotekind.com/sec-filings or at the SEC's website at www.sec.gov.

CORPORATE GOVERNANCE

We are committed to conducting our business in accordance with the highest level of ethical and corporate governance practices. We have adopted a number of corporate governance policies and practices designed to promote the long-term interests of our stockholders, maintain internal checks and balances, strengthen management accountability, engender public trust and foster responsible decision making and accountability. From time-to-time, we review our governance practices and take actions to address changes related to regulatory requirements and best practices. The following are certain of the important corporate governance policies and practices we have adopted.

Committee Charters

We have adopted a charter for each of the four standing committees of the Board. Each committee charter outlines the authority and responsibilities delegated by the Board to the respective committee; enumerates membership requirements for the committee, including any applicable New York Stock Exchange ("NYSE") or SEC membership requirements; and sets forth a framework for committee meetings. Summaries of each of the committee charters are set forth below under the heading "—Board Committees." Copies of each of our committee charters are available on our website under the "Investor Relations" section at https://ir.flotekind.com/board-committees.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines (the "Corporate Governance Guidelines") in compliance with the corporate governance standards of the NYSE. The Corporate Governance Guidelines promote the healthy function of our Board and its committees and set forth a common set of expectations on Board performance. A copy of the Corporate Governance Guidelines is available on our website under the "Governance" section at https://ir.flotekind.com/governance-documents.

Code of Business Conduct and Ethics

We are committed to conducting our business legally and ethically and have adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that governs the behavior of our directors, officers and employees and sets forth standards for conflict of interest, compliance with laws, methods for reporting, and other corporate activities. A copy of the Code of Conduct is available on our website under the "Governance" section at https://ir.flotekind.com/governance-documents. Any waivers of the Code of Conduct for directors or officers are required to be approved by the Board of Directors. There were no waivers to the Code of Conduct in 2025. We will promptly disclose any amendments to the Code of Conduct (other than technical, administrative or non-substantive changes) on our website under the "Governance" section at https://ir.flotekind.com/governance-documents.

Insider Trading Policy

We have adopted an Insider Trading Policy (the "Insider Trading Policy"), which governs transactions in our securities by our directors, officers and employees, as well as by Flotek itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. Our policy prohibits directors, officers and employees from pledging or hedging our stock. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy, which is filed as Exhibit 19.1 to our 2025 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 16, 2026 (the "2025 Annual Report").

Company Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not have a policy on the timing of awards of stock options in relation to the disclosure by us of material nonpublic information and neither the Board nor the Compensation Committee takes material non-public information into account when determining the timing and terms of such awards. During the years ended December 31, 2025 and 2024, no member of the Board or employee, including our named executive officers, was awarded stock options, and we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Stock Ownership Guidelines

Our directors and executive officers are subject to certain stock ownership guidelines. Directors are required to own stock equal to at least five times the current annual director cash retainer. The Company's Chief Executive Officer is required to own stock equal to at least six times his annual base salary and all other executive officers are required to own stock equal to at least two times such executive officer's annual base salary. Each director or executive officer has five years from the date he or she is appointed to achieve the appropriate stock ownership ratio. Directors or executive officers that do not meet the prescribed ratio must retain at least 25% of the net shares from the exercise of options or vesting of shares until they meet the applicable ratio. As of December 31, 2025, all our directors and executive officers were in compliance with the stock ownership guidelines or within the five-year grace period for achieving compliance.

Board Structure

Our business and affairs are managed under the direction of the Board. Our Board currently consists of six directors, increasing to seven in connection with the Meeting, with four standing committees to assist the Board in the discharge of its responsibilities: the Audit Committee, the Compensation Committee, the Governance Committee and the Risk Committee. The Board's size and makeup is intended to facilitate meaningful discussion and allow for diverse perspectives. The balance of these perspectives on our Board is more important than any specific size target. Our Board is not classified, and all positions stand for election at each annual meeting of shareholders. The Board has determined, as of the Record Date, that five of our seven candidates inclusive of the two new director nominees are independent, as defined by the NYSE and SEC, see "—Director Independence" below.

The following table identifies current members of the Board, the standing committees of the Board on which they serve and the chair of each committee as of March 26, 2026. The Board appoints members to its various committees on an annual basis at a regularly scheduled meeting, typically following the annual meeting of stockholders. Additional information about each committee is set forth below under the heading "—Board Committees."

Name	Independent	Committee Membership			
		Audit Committee	Compensation Committee	Governance Committee	Risk Committee
Harsha V. Agadi Non-Executive Chairman of the Board	✓				
Ryan G. Ezell					
Evan R. Farber	✓	●	●	★	●
Michael J. Fucci	✓	●	★	●	★
Lisa Mayr	✓	★	●	●	●
Matthew D. Wilks					

★ *Chair of Committee*   ● *Member of Committee*

Director Nominations Process

The Board is responsible for selecting nominees for the Board. The Governance Committee is responsible for screening and recommending candidates. The Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members with qualifications and skills that are consistent with the Governance Committee's criteria for Board service will be considered for re-nomination by the Board, but the Board is not obligated to do so. These criteria may include factors such as independence, age, integrity, skills, expertise, breadth of experience, knowledge about the Company's business or industry and willingness to devote adequate time and effort to Board responsibilities in the context of the existing composition and needs of the Board and its committees. Our Board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of our Board's deliberations and decisions. In selecting potential Board candidates, our Board considers diversity in its broadest sense, including among other things, diversity of background, perspective, personal and professional experiences, race, gender, age and nationality, as well as the existing skill set of our Board and the needs of our Company. As to new candidates, the Governance Committee generally polls the Board members and members of management for their recommendations and will review candidates properly proposed by stockholders in accordance with the guidelines described below. The Governance Committee may also review the composition and qualification of the boards of directors of the Company's competitors or other companies and may seek input from industry experts or analysts. Recommendations received by stockholders in accordance with the guidelines described below will be reviewed and are subject to the same criteria as are candidates selected by the Governance Committee. The Governance Committee may engage a third-party search firm to identify candidates in those situations where particular qualifications are required or where existing contacts are not sufficient to identify appropriate candidates.

Sections 14 and 15 of Article II of the Bylaws of the Company, entitled "Notice of Nominations for Election to the Board of Directors" and "Additional Requirements for Valid Nomination of Candidates to Serve as Director, and If Elected, to Be Seated as Directors," respectively, set out a detailed procedure for stockholder proposed candidates and this procedure will be followed by the Company. See also "Other Matters—Important Dates for 2027 Annual Meeting" below.

ProFrac Holdings Directors

Pursuant to that certain Master Transaction Agreement, dated February 2, 2022, between the Company and ProFrac Holdings, LLC ("ProFrac Holdings"), and that certain Securities Purchase Agreement, dated February 16, 2022 (the "SPA"), between the Company and ProFrac Holdings, ProFrac Holdings was granted the right to designate up to four designees to serve on the Board. Pursuant to this right, Mr. Wilks was nominated and elected to serve on the Board at the Company's 2022 Annual Meeting of shareholders, Mr. Farber was appointed to the Board on October 11, 2022 and Ms. Hill and Mr. McDonald were nominated to serve on the Board if elected at the Meeting. The SPA provides that at least three of the four directors that may be appointed by ProFrac Holdings (the "ProFrac Holdings Directors") are required to be independent (as defined under applicable NYSE listing standards) and eligible and qualified to serve on the Audit Committee and the Compensation Committee (such eligibility determined in accordance with the rules and regulations of the SEC and the applicable NYSE listing standards).

In addition, the SPA further provides that until such time as ProFrac Holdings and its affiliates hold less than 40% of the shares of common stock outstanding as of the closing date of the SPA, the Board will (i) replace any vacancy created by the departure of a ProFrac Holdings Director with a nominee of ProFrac Holdings and (ii) ensure that the chairperson of the Governance Committee is a ProFrac Holdings Director, subject to the rules and requirements of the NYSE. Any time that ProFrac Holdings and its affiliates hold (i) less than 40%, but at least 30%, of the shares of common stock outstanding, ProFrac Holdings will have the right to designate (and replace due to vacancy) three directors, (ii) less than 30%, but at least 20%, of the shares of common stock outstanding, ProFrac Holdings will have the right to designate (and replace due to vacancy) two directors, and (iii) less than 20%, but at least 10%, of the shares of common stock outstanding, ProFrac Holdings will have the right to designate (and replace due to vacancy) one director. In the event that ProFrac Holdings and its affiliates hold less than 10% of the shares of common stock outstanding, ProFrac Holdings will not have the right to designate or replace due to vacancy any directors; provided, however, that if ProFrac Holdings holds less than 10%, but greater than 5%, of the shares of common stock outstanding, ProFrac Holdings may designate one individual to be an observer of the Board on usual and customary terms.

See "— Certain Relationships and Related Party Transactions" and the table and related footnotes presented in "Security Ownership of Certain Beneficial Owners, Executive Officers and Directors" for additional information.

Risk Management

The Board has an active role in overseeing management of the Company's risks. The Board regularly reviews information regarding the Company's operations, liquidity and associated risks. The Risk Committee is tasked with oversight of the general risk, including cybersecurity risk, and sustainability programs of the Company. The Compensation Committee is responsible for overseeing the management of risks related to the Company's executive compensation programs, the Audit Committee oversees the management of financial risks and SEC reporting, and the Governance Committee manages risks associated with director independence and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of those risks, the entire Board is regularly informed through committee reports.

Board Committees

Our Board currently has four standing committees, each of which has specific responsibilities as described below. As noted above under "— Committee Charters," each committee has a charter, which is available on our website under the "Investor Relations" section of our website at https://ir.flotekind.com/board-committees.

Audit Committee	Chair: Lisa Mayr Members: Evan R. Farber, Michael J. Fucci Meetings in 2025: 5

PRIMARY RESPONSIBILITIES
- Overseeing the integrity of the Company's financial statements, financial reporting processes and internal controls
- Overseeing the Company's compliance with certain legal and regulatory requirements, including U.S. securities laws
- Overseeing the qualifications and independence of the Company's registered public accounting firm
- Overseeing the performance of the Company's registered public accounting firm and the Company's internal audit function
- Overseeing the assessment and management of financial risk

INDEPENDENCE
- Board has determined that each member of the Audit Committee is an "independent director" as defined by the NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")
- Board has determined that each member of the Audit Committee is "financially literate" as required by the NYSE rules
- Board has determined that Ms. Mayr and Mr. Fucci each qualify as an "audit committee financial expert" as defined under rules and regulations of the SEC

Corporate Governance & Nominating Committee	Chair: Evan R. Farber Members: Michael J. Fucci, Lisa Mayr Meetings in 2025: 3

PRIMARY RESPONSIBILITIES
- Assisting the Board in fulfilling its responsibility in identifying individuals qualified to become Board members
- Recommending to the Board director nominees for annual meetings of stockholders and for vacancies occurring between annual meetings
- Recommending corporate governance guidelines and other matters of corporate governance to the Board
- Recommending to the Board the directors for each committee
- Overseeing the evaluation of the Board and management

INDEPENDENCE
- Board has determined that each of the members of the Governance Committee is an "independent director" as defined by the NYSE rules

Compensation Committee	Chair: Michael J. Fucci Members: Evan R. Farber, Lisa Mayr Meetings in 2025: 7

PRIMARY RESPONSIBILITIES
- Overseeing the compensation of the Company's Chief Executive Officer and other executive officers of the Company
- Overseeing the Company's compensation plans, policies and procedures relating to the Chief Executive Officer and other executive officers of the Company
- Assisting with Board oversight of the Company's strategies relating to human capital management

INDEPENDENCE
- Board has determined that each of the members of the Compensation Committee is an "independent director" for purposes of serving on the Compensation Committee under applicable NYSE rules

Risk & Sustainability Committee	Chair: Michael J. Fucci
	Members: Evan R. Farber, Lisa Mayr
	Meetings in 2025: 3

PRIMARY RESPONSIBILITIES
- Oversight of strategic, financial, credit, market, liquidity, cyber security, property, information technology, legal, regulatory, and other risks of the Company, in conjunction with other committees of the Board where applicable
- Oversight of the division of risk-related responsibilities between the Board, the standing committees of the Board, and management
- Approval of the Company's risk management framework and reporting
- Approval of the Company's sustainability programs

The charters adopted for the Audit Committee, Compensation Committee, Governance Committee and Risk Committee are available on our website under the "Investor Relations" section of our website at https://ir.flotekind.com/board-committees. These charters describe each committee's resources, responsibilities and authority in greater detail.

Director Independence

The NYSE, SEC and our Corporate Governance Guidelines require that a majority of our directors, and that all of the members of our Audit Committee, Compensation Committee and Governance Committee, are independent, using the criteria established by the NYSE and the SEC. The Board makes a determination annually about the independence of each director. The Board has determined that all nominees other than Mr. Wilks and Dr. Ezell are independent using the criteria established by the NYSE and the SEC.

Executive Sessions

To facilitate candid discussion among the directors, our independent directors regularly meet in executive session in conjunction with regular Board meetings or as otherwise determined to be necessary. Mr. Agadi, our Non-Executive Chairman of the Board, presides over these meetings.

Meetings and Director Attendance

During 2025, the Board met eight times, the Audit Committee met five times, the Compensation Committee met seven times, the Governance Committee met three times and the Risk Committee met three times. All directors attended at least 75% of the Board meetings and the meetings of committees of which they were a member. The Company does not have a formal policy requiring members of the Board to attend the annual meeting of shareholders. At last year's meeting, except for Dr. Ezell, each of the other members of the Board attended the meeting via video conference.

Certain Relationships and Related Party Transactions

Flotek does not engage in transactions or relationships involving a related person which would require disclosure under Item 404(a) of Regulation S-K of the rules and regulations of the SEC unless approved through the proper procedures. Such transaction or relationship requires the approval of the Audit

Committee of the Board under the Related Party Transactions Policy, adopted by the Audit Committee of the Board in 2025. Previously, any such transaction required the approval of a committee composed of independent directors of the Board delegated with the responsibility to assess such transaction.

On February 2, 2022, Flotek entered into a Private Investment in Public Equity transaction (the "PIPE Transaction") with a consortium of investors to secure growth capital for the Company. Pursuant to the PIPE Transaction, Flotek issued $21.2 million in aggregate initial principal amount of convertible notes payable for net cash proceeds of approximately $20.1 million (the "Convertible Notes"). ProFrac Holdings and certain funds associated with David Nierenberg, a former member of the Board who resigned effective May 24, 2024, were among the consortium of investors who participated in the PIPE Transaction and were issued $10.0 million and $3.0 million, respectively, in aggregate initial principal amount of Convertible Notes in exchange for cash. The PIPE Transaction and the participation by the funds related to Mr. Nierenberg, who was a member of our Board at the time of the transaction, were reviewed and approved in advance by disinterested directors on the Board during deliberations at which Mr. Nierenberg was not present and did not take part. Mr. Wilks was not on our Board and ProFrac Holdings and its affiliates were not the beneficial owner of more than 5% of our common stock at the time of this transaction.

On March 21, 2022, the portion of the Convertible Notes held by funds related to Mr. Nierenberg were converted at the holder's option into shares of common stock. Upon maturity on February 2, 2023, the remaining Convertible Notes held by funds other than ProFrac Holdings were converted into shares of common stock and the Convertible Notes held by ProFrac Holdings were converted into 2,113,880 warrants (the "February 2023 Warrants"). On September 6, 2023, the February 2023 Warrants issued upon conversion of the Convertible Notes were exercised by ProFrac Holdings and the Company issued 2,113,880 shares of common stock.

On February 2, 2022, the Company entered into a long-term supply agreement (the "Initial ProFrac Agreement" or as amended from time-to-time, the "ProFrac Agreement") with ProFrac Services, LLC ("ProFrac Services"), an affiliate of ProFrac Holdings, in exchange for $10.0 million in aggregate principal amount of contract consideration convertible notes payable (the "Contract Consideration Convertible Notes"), under the same terms as the Convertible Notes issued in the PIPE Transaction described above. Upon maturity on February 2, 2023, the Contract Consideration Convertible Notes were converted into 2,113,881 February 2023 Warrants. On September 6, 2023, ProFrac Holdings exercised the February 2023 Warrants issued upon the conversion of the Contract Consideration Convertible Notes and the Company issued 2,113,881 shares of common stock.

Under the Initial ProFrac Agreement, ProFrac Services is obligated to order chemicals from the Company at least equal to the greater of (a) the chemicals required for 33% of ProFrac Services' hydraulic fracturing fleets and (b) a baseline measured by the first ten hydraulic fracturing fleets deployed by ProFrac Services during the term of the Initial ProFrac Agreement. If the minimum volumes are not achieved in any given year, ProFrac Services shall pay to the Company, as liquidated damages an amount equal to twenty-five percent (25%) of the difference between (i) the aggregate purchase price of the quantity of products comprising the minimum purchase obligation and (ii) the actual purchased volume during such calendar year (the "Contract Shortfall Fee").

On May 17, 2022, the Company entered into an amendment to the Initial ProFrac Agreement (the "1st Amendment to ProFrac Agreement") upon issuance of $50.0 million in aggregate principal amount of amended contract consideration convertible notes (the "Amended Contract Consideration Convertible

Notes") to ProFrac Holdings. The Amended Contract Consideration Convertible Notes had the same terms as the Convertible Notes issued in the PIPE Transaction described above. Upon maturity on May 17, 2023, the Amended Contract Consideration Convertible Notes were converted into shares of common stock. Mr. Wilks was not on our Board at the time the 1st Amendment to ProFrac Agreement was executed.

The 1st Amendment to ProFrac Agreement amended the Initial ProFrac Agreement to (a) increase ProFrac Services' minimum purchase obligation for each year to the greater of 70% of ProFrac Services, LLC's requirements and a baseline measured by ProFrac Services' first 30 hydraulic fracturing fleets, and (b) increase the term to 10 years.

On February 2, 2023, the Company entered into a second amendment to the ProFrac Agreement (the "2nd Amendment to ProFrac Agreement") effective as of January 1, 2023. The 2nd Amendment to ProFrac Agreement amended the ProFrac Agreement to: (1) provide a ramp-up period from January 1, 2023 to May 31, 2023 for ProFrac Services to increase the number of active hydraulic fracturing fleets to 30 fleets, (2) waive any Contract Shortfall Fee payment relating to any potential order shortfall prior to January 1, 2023, (3) add additional fees to certain products, and (4) provide margin increases based on margins with non-ProFrac Services customers. Entry into the 2nd Amendment to ProFrac Agreement was reviewed and approved in advance by disinterested directors on the Board during deliberations at which Mr. Wilks was not present and did not take part.

On June 21, 2022, ProFrac Holdings II, LLC ("ProFrac Holdings II"), an affiliate of ProFrac Holdings, paid $19.5 million for prefunded warrants of the Company (the "PreFunded Warrants"). The PreFunded Warrants permit ProFrac Holdings II to purchase 2,184,140 shares of common stock at an exercise price equal to $0.0001 per share, subject to a $4.5 million exercise fee. The issuance of the PreFunded Warrants to ProFrac Holdings II was reviewed and approved in advance by disinterested directors on the Board during deliberations at which Mr. Wilks was not present and did not take part.

ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the PreFunded Warrants or the underlying shares unless and until ProFrac Holdings II has paid an additional $4.5 million to the Company; provided, however, that ProFrac Holdings II may exercise the PreFunded Warrants immediately prior to the sale of the shares of common stock subject to such exercise to a non-affiliate of ProFrac Holdings II. As of March 26, 2025, the PreFunded Warrants had not been exercised.

During the years ended December 31, 2025 and 2024, the Company's revenues from ProFrac Services were $146.8 million and $115.8 million, respectively. During the years ended December 31, 2025 and 2024, minimum purchase requirements were not met and, as a result, related party revenues included Contract Shortfall Fees of $27.4 million and $32.4 million, respectively. Cost of sales attributable to these revenues were $71.7 million and $80.4 million, respectively, for the years ended December 31, 2025 and 2024. As of December 31, 2025 and 2024, our accounts receivable from ProFrac Services was $64.2 million and $52.4 million, respectively.

On April 28, 2025, the Company entered into a series of transactions in connection with an Asset Purchase Agreement (the "Purchase Agreement"), with ProFrac GDM, LLC ("ProFrac GDM"), an indirect subsidiary of ProFrac Holding Corp. ("ProFrac"), and various subsidiaries of ProFrac, pursuant to which, among other things, the Company acquired certain mobile power generation assets, comprised of twenty-two operating units and eight units under construction, certain inventory and related intellectual property (the "Acquired Assets"). Concurrently, the Leased Equipment (as defined below) was leased back to

ProFrac GDM pursuant to an Agreement for Equipment Rental, dated as of April 28, 2025 (the "Lease Agreement"), between PWRtek, LLC ("PWRtek"), a wholly-owned subsidiary of the Company, and ProFrac GDM (collectively, the "PWRtek Transactions").

Pursuant to the terms of the Lease Agreement, ProFrac GDM agreed to lease from PWRtek, for a period of six years, twenty-two operating mobile power generation assets, comprised of fourteen digitally enhanced mobile natural gas power generation filtration units and eight gas distribution units and eight additional units, comprised of seven gas distribution units and one mobile natural gas power generation filtration unit, that were under construction (collectively, the "Leased Equipment") as of April 28, 2025. The Lease Agreement provides for fixed rental rates for the Leased Equipment during the first five years of the Lease Agreement and then prevailing market rates during the sixth year. The Lease Agreement does not include a purchase option for the purchase of the Leased Equipment at the end of the Lease Agreement term. The Company recorded revenue from the Lease Agreement of $16.2 million for the year ended December 31, 2025.

Total consideration paid by the Company in connection with the PWRtek Transactions was $107.5 million, which consisted of the following: (1) an offset of $17.6 million against the Company's accrued 2024 Contract Shortfall Fees, which was the consideration for the acquisition of the Acquired Assets, (2) a warrant (the "April 2025 Warrant") to purchase 6,000,000 shares of the Company's common stock, (3) a secured promissory note, issued by PWRtek in the initial principal amount of $40 million (the "PWRtek Note"), and (4) a $7.2 million offset against the 2025 Contract Shortfall Fee amount (the "OSP Offset") due under the ProFrac Agreement.

The April 2025 Warrant has a seven-year term and can be exercised on a cashless basis for nominal consideration at any time following the date on which the Company's stockholders have approved the issuance of the shares of the Company's common stock underlying the April 2025 Warrant. On July 9, 2025, the Company held a special stockholders meeting where the Company's stockholders approved the issuance of the 6,000,000 shares of the Company's common stock underlying the April 2025 Warrant. On March 13, 2026, ProFrac GDM exercised the April 2025 Warrant and was issued 6,000,000 shares of the Company's common stock.

The PWRtek Note provides for a five-year term and is subject to a 10% annual interest rate, payable quarterly in cash or in-kind (i.e., added to the principal balance quarterly) at PWRtek's option. The principal becomes due at the end of the five-year term on April 28, 2030. PWRtek's obligations under the PWRtek Note are secured by a first priority lien on the Acquired Assets, including the Leased Equipment, as well as certain other after-acquired property of PWRtek. The obligations under the PWRtek Note have been guaranteed by the Company. As of December 31, 2025, the amounts outstanding under the PWRtek Note was $39.6 million.

The PWRtek Transactions were approved by a special committee of the Board consisting solely of independent directors. Prior to the approval of the PWRtek Transactions, Lazard Freres & Co. LLC, the special committee's independent financial advisor provided a fairness opinion to the special committee which determined that the proposed PWRtek Transactions were fair, from a financial point of view, to the Company.

On November 7, 2025, the Company entered into a series of agreements with ProFrac GDM in connection with the assignment (the "Note Assignment") of the PWRtek Note by ProFrac GDM to PC Energy Credit I LLC, an affiliate of Mr. Dan Wilks and Mr. Farris Wilks (the founders and principal stockholders of ProFrac) and entities owned by or affiliated with them and a related party to Profrac. In connection with the Note Assignment, (1) the Company and ProFrac GDM entered into that certain Consent, Acknowledgement and Amendment to Senior Secured Note Documents, dated as of November 7, 2025, (2) ProFrac and ProFrac GDM entered into that certain Guaranty, dated as of November 7, 2025), and (3) the Company and ProFrac GDM entered into that certain Amendment No. 1 to Agreement for Equipment Rental, dated as of November 7, 2025 (collectively, the "Assignment Documents").

Pursuant to the Assignment Documents, in consideration for the Company's consent to the Note Assignment, the parties involved agreed to various amendments which include, among other things, (a) the provision of a guaranty by ProFrac of all of ProFrac GDM's obligations under the Lease Agreement, (b) the elimination of all make-whole amounts and prepayment premiums applicable to the PWRtek Note, providing the Company with the unrestricted ability to prepay the PWRtek Note without premiums or penalties, (c) the removal of a "Material Adverse Effect" event of default under the PWRtek Note relating to the Company, and (d) the removal of restrictions included in the PWRtek Note on PWRTEK's ability to make distributions (as well as the corresponding removal of restrictions included in the Lease Agreement on ProFrac GDM's ability to make distributions). In addition, in order to facilitate the Note Assignment, the parties further agreed to the removal of the mutual rights to offset Contract Shortfall Fees that are payable under the ProFrac Agreement and the Company's right to offset amounts due pursuant to the Lease Agreement against the principal of the PWRtek Note.

The transactions contemplated by the Assignment Documents were approved by a special committee of the Board consisting solely of independent directors.

On March 12, 2026, the Company and ProFrac entered into an agreement (as amended, the "OSP Agreement") regarding the settlement of 2025 Contract Shortfall Fees payable to the Company under the ProFrac Agreement for the measurement period of January 1, 2025 to December 31, 2025. The OSP Agreement provides for the payment of an aggregate of $19.7 million (which amount represents $27.4 million of 2025 Contract Shortfall Fees, net of the OSP Offset and other minor adjustments) of consideration to the Company as follows: $7.2 million to be paid in cash and $12.5 million to be satisfied through an equipment construction and rental credit (the "Equipment Credit"). Under the OSP Agreement, the Company has committed to purchase and/or rent $12.5 million of equipment from ProFrac with the costs of such equipment to be offset by the Equipment Credit and any unused amounts at the end of 2026 to be available for use in 2027 until the full credit is utilized. The transactions contemplated by the OSP Agreement were approved by the Audit Committee of the Board.

See "Corporate Governance — ProFrac Holdings Directors" above and the table and related footnotes presented in "Item 1: Election of Directors – Security Ownership of Certain Beneficial Owners, Executive Officers and Directors" below for additional information, including information on ProFrac Holdings or its affiliates ownership interest in our Company's common stock.

ITEM 1: ELECTION OF DIRECTORS

Our Board is not divided into classes, so all director positions are up for election every year. The Board has nominated the following candidates for director:

Name	Board Member Since	Primary Occupation	Age
Harsha V. Agadi	2020	Chief Executive Officer, Conduent Incorporated	63
Ryan G. Ezell	2023	Chief Executive Officer, Flotek Industries, Inc.	47
Evan R. Farber	2022	General Counsel, The Cranemere Group	53
Michael J. Fucci	2020	Director, Acadia Healthcare Company, Inc.	67
Katie Hill	N/A	Former Chief Operating Officer, Vital Energy	39
Kevin McDonald	N/A	Founding Partner, Werner Ayers & McDonald LLP	59
Matthew D. Wilks	2022	Executive Chairman and President, ProFrac Holding Corp.	43

In recommending this slate of candidates, the Board and the Governance Committee have taken into account the nominees' experience, their expertise, their ethics and standards, and the diversity of views that this slate of candidates represents. A description of the candidates' individual qualifications is below.

Each nominee has indicated approval of his or her nomination, and his or her willingness to serve if elected. If any nominee for election becomes unable to serve before the Meeting (which we do not expect), the persons named as proxies may vote for a substitute nominee or nominees, as may be designated by the Board prior to the Meeting.

Vote Required

Each of the seven director nominees in this Item 1 will be elected by a majority of the votes cast with respect to the nominee so long as the number of nominees for election equals the number of directors to be elected. A majority of votes cast means that the number of votes "for" a nominee's election must exceed 50% of the votes cast "for" or "against" with respect to that nominee's election, excluding abstentions. Broker non-votes will not count as votes cast with respect to that nominee's election.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED IN ITEM 1.

Director Nominees

Five of the seven nominees for director are incumbents that are up for reelection and the remaining two nominees for director are up for election for the first time. Highlights of their respective backgrounds and service on the Board to date, as applicable, are described below:

Harsha V. Agadi	Age: 63
	Director Since: July 2020

EXPERIENCE

- CEO of Conduent Incorporated (January 2026 to present) NASDAQ: CNDT*
- Board member (May 2025 to present) and Chairman of the Board (May 2025 to January 2026) of Conduent Incorporated NASDAQ: CNDT
- Chairman and CEO of GHS Holdings, L.L.C. (2000 to present)*
- Interim CEO of Flotek Industries, Inc. (January 2023 to June 2023)
- Board member (August 2010 to May 2021) and former President and CEO (August 2015 to May 2020) of Crawford & Company NYSE: CRD-A
- Board member (March 2022 to present) of myKaarma*
- Board member (May 2022 to present) of GLD Shop*
- Former Board member of Diversified Foodservice Supply, Inc.
- Former Chairman of Quiznos, LLC
- Former Chairman, The Krystal Company
- Former Chairman and CEO of Friendly's Ice Cream, LLC
- Former President and CEO of Church's Chicken

PHILANTHROPY & PUBLIC SERVICE

- Chairman and Managing Trustee, GHS Charitable Foundation, Inc.*
- Chairman and Managing Trustee SKSVMA Charitable Trust*
- Board Member Emeritus of Fuqua School of Business, Duke University*
- Member of the Board of Trustees of Babson College*
- Member of the Board of Governors at the International Tennis Hall of Fame (ITHF)*

EDUCATION

- Master of Business Administration, Fuqua School of Business at Duke University
- Bachelor of Commerce, University of Mumbai

BOARD ROLES

- Non-Executive Chairman of the Board (June 2023 to present)*
- Member and Chairman of the Compensation Committee (July 2020 to January 2023)
- Member of the Audit Committee and Audit Committee Financial Expert (June 2021 to January 2023)
- Member of the Risk and Sustainability Committee (June 2021 to June 2023)
- Independent Director (July 2020 to January 2023, June 2023 to present)*

*Current Role

Mr. Agadi's extensive experience serving on company boards, having served as a director of three public companies in addition to Flotek as well as several private companies, demonstrate his expertise in corporate governance. Furthermore, Mr. Agadi's distinguished career, including multiple chief executive officer roles, underscores his strong leadership capabilities. Mr. Agadi also possesses valuable international experience, having built several successful global brands throughout his highly accomplished career. We believe Mr. Agadi's combination of expertise in corporate governance, executive leadership and international business makes him a valuable member of our Board.

Ryan G. Ezell	Age: 47
	Director Since: June 2023



EXPERIENCE

- Chief Executive Officer of Flotek Industries, Inc. (June 2023 to present)*
- Chief Operating Officer of Flotek Industries, Inc. (March 2022 to June 2023)
- Various increasing roles of responsibility at Flotek industries including, President of Chemistry Technologies, SVP, Operations, VP, Operations (August 2019 to March 2022)
- Various global leadership roles at Halliburton, most recently serving as Vice President of Baroid Drilling Fluids (May 2006 to July 2019)
- Published scientist
- Author on more than 26 patents
- Member of the American Association of Drilling Engineers, American Chemical Society, Society of Petroleum Engineers, National Association of Corporate Directors, Sustainability Accounting Standards Board, Vistage Advisory Board

PHILANTHROPY & PUBLIC SERVICE

- Energy Workforce and Technology Council Advisory Board*
- Neuhaus Education Center Advisory Board*
- Volunteer at Houston Food Bank, Habitat for Humanity, Star of Hope Mission, Fellowship of Montgomery
- Volunteer Coach i9 Sports, Montgomery Little League

EDUCATION

- Ph.D. in Polymer Science, the University of Southern Mississippi
- Bachelor of Science in Chemistry, Millsaps College

BOARD ROLES

- Member of the Board (June 2023 to present)*

*Current Role

With his background as a published scientist, extensive patent portfolio and over two decades of energy industry experience, Dr. Ezell brings a wealth of expertise and knowledge to the Board. His international experience further broadens his perspective and provides valuable insight for the Company's international operations. Dr. Ezell's strategic and operational understanding of the chemistry and data analytics fields provides our Board with a unique perspective on the opportunities and challenges we face. Dr. Ezell has also demonstrated exceptional leadership skills in helping return the Company to profitability. We believe Dr. Ezell's unique knowledge of our Company, industry and international expertise and exceptional leadership skills make him a valuable asset to our Board.

Evan R. Farber	Age: 53
	Director Since: October 2022



EXPERIENCE

- General Counsel of The Cranemere Group, an industrial holding company (March 2019 to present)*
- Acting General Counsel of NorthStar Anesthesia, an operating company of The Cranemere Group (July 2018 to March 2019)
- Chief Legal Officer (September 2015 to April 2018), General Counsel (October 2007 to September 2015) of The Advisory Board Company NASDAQ: ABCO
- Partner at Hogan & Hartson LLP (now Hogan Lovells US LLP)

PHILANTHROPY & PUBLIC SERVICE

- Emeritus Board of the Children's Law Center*
- Board of Trustees of Concord Hill School

EDUCATION

- Juris Doctorate, The George Washington University Law School
- Bachelor of Arts from State University of New York at Binghamton

BOARD ROLES

- Member and Chair of the Corporate Governance and Nominating Committee (October 2022 to present)*
- Member of the Audit Committee (June 2023 to present)*
- Member of the Risk and Sustainability Committee (June 2023 to present)*
- Member of the Compensation Committee (October 2022 to June 2023, June 2024 to present)*
- Independent Director (October 2022 to present)*

*Current Role

Mr. Farber has extensive senior executive experience, including at a public company. Mr. Farber brings valuable expertise to our Board relating to transformational change, corporate governance and risk management. We believe the combination of executive leadership and legal expertise makes Mr. Farber a valuable asset to our Board. Mr. Farber was appointed to our Board pursuant to certain contractual rights discussed more fully under "Corporate Governance — ProFrac Holdings Directors."

Michael J. Fucci

Age: 67

Director Since: November 2020



EXPERIENCE

- Director, Conduent Incorporated (October 2025 to present) NASDAQ: CNDT*
- Director, Acadia Healthcare Company, Inc. (October 2020 to present) NASDAQ: ACHC*
- Executive Chairman (March 2015 to June 2019), Chairman Emeritus (June 2019 to October 2020) of Deloitte U.S. LLP
- Member of the Global Board of Deloitte
- Chief Operating Officer of Deloitte Consulting (2009 to 2015)

PHILANTHROPY & PUBLIC SERVICE

- Supporter of Montclair State University Business School*
- Involved in various community educational initiatives*

EDUCATION

- Bachelor of Science in Mathematics, Montclair State University

BOARD ROLES

- Member and Chairman of the Risk and Sustainability Committee (June 2021 to present)*
- Member of the Compensation Committee (June 2021-present); Chairman (June 2023 to present)*
- Member of the Audit Committee (June 2024 to present)*
- Member of the Corporate Governance and Nominating Committee (June 2024 to present)*
- Independent Director (November 2020 to present)*
- Audit Committee Financial Expert (March 2025 to present)*

*Current Role

Mr. Fucci's extensive experience spanning over four decades as a senior leader and practitioner at Deloitte U.S. LLP underscore his remarkable multinational leadership capabilities. Mr. Fucci's unique perspective on human resource transformation, corporate talent strategies and risk mitigation adds a valuable dimension to our Board's expertise. We believe that Mr. Fucci's extensive operational and corporate governance experience both in the United States and globally provide a unique perspective to our Board.

25

Katie Hill

Age: 39



EXPERIENCE

- Chief Operating Officer (November 2023 to December 2025), Vice President of Operations (September 2022 to October 2023) of Vital Energy

- Senior Vice President of Operations of Javelin Energy, a Crescent Energy Operating Subsidiary (May 2020 to August 2022)

- Various increasing roles of responsibility at Chesapeake Energy, including Production Manager, Planning Manager, and Engineering leadership roles across Eagle Ford, Midcontinent, and Utica assets (May 2012 to May 2020)

- Various technical and operational engineering roles at BP, spanning Deep Water upstream and Onshore midstream assets (May 2008 to December 2010)

PHILANTHROPY & PUBLIC SERVICE

- Board Member, Helen's Project*
- Junior League Dallas, Finance Committee
- Women Energy Network, Mentor
- University of Michigan Hail Alumni Program, Mentor

EDUCATION

- Masters of Science in Engineering, University of Michigan
- Bachelor of Science in Engineering, University of Michigan

BOARD ROLES

- Director nominee

*Current Role

Ms. Hill is an accomplished leader with more than 15 years' experience in the energy sector and more specifically in both technical and operation roles. As an accomplished engineer, she has held operational as well as leadership roles in several energy companies spanning US land operations, deep water upstream and onshore midstream assets. As Senior Vice President and Chief Operating Officer of Vital Energy she oversaw both the governance as well as day to day operations. We believe that Ms. Hill's extensive operational and leadership experience provides a unique and practical application to our Board.

Kevin McDonald



EXPERIENCE

- Founding Partner, Werner Ayers & McDonald LLP (November 2023 to present)*
- Executive Vice President, Chief Administrative Officer, General Counsel & Secretary of NexTier Oilfield Solutions Inc. (NYSE: NEX) (2019 to September 2023), and prior thereto Executive Vice President, General Counsel & Secretary of Keane Group, Inc. (NYSE: FRAC) (2016 to 2019), including advising through Keane's 2017 initial public offering, the 2019 merger of equals with C&J Energy Services forming NexTier, and the 2023 merger with Patterson-UTI Energy
- Global Chief Compliance Counsel reporting to the Audit Committee of the Board of Directors, and senior roles in corporate governance, disclosure and government relations, Marathon Oil Corporation (NYSE: MRO)
- Executive officer with responsibility for legal, compliance and government and public affairs, Cooper Industries, Ltd. (NYSE: CBE), subsequently acquired by Eaton Corporation
- Senior legal roles at Anadarko Petroleum Corporation (NYSE: APC), subsequently acquired by Occidental Petroleum Corporation, and Valero Energy Corporation (NYSE: VLO)

PHILANTHROPY & PUBLIC SERVICE

- Chair (2023) and Member, Board of Trustees, Texas A&M University 12th Man Foundation (2018 to 2024)
- Director, Arms of Hope
- Trustee, Houston Christian High School

EDUCATION

- J.D., University of Texas School of Law
- B.S. in Agricultural Economics, magna cum laude, Texas A&M University

BOARD ROLES

- Director nominee

*Current Role

Mr. McDonald brings to the Board extensive experience across the energy value chain, having spent most of his career in senior executive and legal leadership roles spanning oilfield services, upstream exploration and production, downstream refining and marketing, and energy-related industrial manufacturing. Over the course of his career, he has worked closely with executive leadership teams and boards of directors on matters involving corporate strategy, commercial operations, risk management, capital allocation and mergers and acquisitions. His tenure as a senior executive of a NYSE-listed oilfield services company — serving as a Named Executive Officer through Keane's 2017 initial public offering, the 2019 merger of equals forming NexTier Oilfield Solutions, and the 2023 merger with Patterson-UTI Energy — provided deep involvement in corporate strategy, M&A execution, investor engagement and operational decision-making for a company that grew to approximately $3.7 billion in annual revenue. We believe Mr. McDonald's combination of energy industry experience, public company executive leadership, transactional expertise, and corporate governance background make him a valuable member of our Board.

Matthew D. Wilks	Age: 43
	Director Since: June 2022


Matt D. Wilks has served as the Executive Chairman of the Board of Directors for ProFrac Holding Corp. since August 2021. Mr. Wilks has been the President of ProFrac since October 2018 and previously served as the Chief Financial Officer from May 2017 to August 2021. Mr. Wilks also serves as Vice President of Investments for Wilks Brothers since January 2012. From 2010 to 2012, Mr. Wilks served as Vice President of Logistics for FTSI.

Additionally, Mr. Wilks served as a member of the Board of Directors of Approach Resources, Inc. (NASDAQ: "AREX"), an upstream oil and gas company focused on the exploration, development and production of unconventional oil and gas resources in the United States, from January 2017 to November 2019.

As the Executive Chairman of ProFrac Holdings Corp., a technology-focused, vertically integrated energy services company, Mr. Wilks has developed extensive industry knowledge and valuable executive experience. We believe Mr. Wilks energy industry background and executive leadership skills allow our Board to better navigate the complexities of the energy industry and enhance our strategic decision-making. Mr. Wilks was appointed to our Board pursuant to certain contractual rights discussed more fully under "Corporate Governance — ProFrac Holdings Directors."

The above biographical and other information for the seven director nominees is as of March 26, 2026.

The Board is committed to ensuring that the composition of the Board reflects the appropriate level of diverse viewpoints, taking into account experience, background, perspective, gender and ethnicity.

Director Compensation

Board members receive an annual retainer of $52,000 and additional retainers for serving as a chair or member of a Board committee. Effective May 15, 2026, Board member annual retainers will increase to $65,000. Directors may elect to receive their annual retainer in stock of the Company in lieu of cash. The Audit Committee chair receives an annual retainer of $32,000 and Audit Committee members receive an annual retainer of $8,000. The Compensation Committee chair receives an annual retainer of $20,000 and Compensation Committee members receive an annual retainer of $8,000. The Governance Committee chair receives an annual retainer of $16,000 and Governance Committee members receive an annual retainer of $4,000. The Risk Committee chair receives an annual retainer of $16,000 and Risk Committee members receive an annual retainer of $4,000. The Non-Executive Chairman receives an annual retainer of $80,000. From time-to-time, the Board may form a special committee for a particular purpose and service on that special committee can generate additional director fees. Directors do not receive fees for attending Board or standing committee meetings.

The members of the Board also receive an annual grant of restricted stock awards equal to a market value of $100,000 based upon the fair market value of the Company's common stock on the grant date. The restricted stock awards vest on the one-year anniversary of the grant date or on the date of the annual meeting of shareholders following the grant, whichever is earlier, so long as the next annual meeting occurs at least fifty (50) weeks after the grant date.

We do not expect to pay our directors who are also our officers, such as Dr. Ezell, any additional amounts for their service to us in their capacities as directors. Accordingly, Dr. Ezell did not receive any additional compensation for his service as a member of the Board. Dr. Ezell's compensation is reported below in "Item 2. Advisory Vote on Named Executive Officer Compensation – Summary Compensation Table."

Mr. Wilks did not receive any compensation for his service as a member of the Board in 2025.

The following table presents the total compensation for each person who served as a non-employee member of the Board during 2025:

Name	Fees earned or paid in cash(1)	Stock awards(2)(3)	Non-equity incentive plan compensation	All other compensation	Total
Harsha V. Agadi	$ 160,333	$ 100,000	$ —	$ —	$ 260,333
Evan R. Farber	$ 103,000	$ 100,000	$ —	$ —	$ 203,000
Michael J. Fucci	$ 115,000	$ 100,000	$ —	$ —	$ 215,000
Lisa Mayr	$ 115,000	$ 100,000	$ —	$ —	$ 215,000
Matthew D. Wilks	$ —	$ —	$ —	$ —	$ —

(1) For each of Mr. Agadi, Mr. Farber, Mr. Fucci and Ms. Mayr these amounts reflect annual cash Board retainer fees, committee chair fees and committee membership fees, as applicable.

(2) These amounts reflect the aggregate grant date fair value, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation (ASC 718), of awards pursuant to the Flotek Industries, Inc. 2018 Long-Term Incentive Plan. Assumptions used in the calculation of these amounts are included in "Note 14 — Stock-Based Compensation and Other Benefit Plans" to the Consolidated Financial Statements included under "Item 8. Financial Statements and Supplementary Data" in the Company's 2025 Form 10-K. Awards were not vested as of December 31, 2025, and vest on the one-year anniversary of the grant, or on the date of the annual meeting of shareholders following the grant, whichever is earlier, so long as the next annual meeting occurs at least fifty (50) weeks after the grant date.

(3) As of December 31, 2025, Mr. Agadi had 6,394 stock awards outstanding, Mr. Farber had 6,394 stock awards outstanding, Mr. Fucci had 6,394 stock awards outstanding, Ms. Mayr had 6,394 stock awards outstanding, and Mr. Wilks had no stock awards outstanding.

Security Ownership of Certain Beneficial Owners, Executive Officers and Directors

The following table provides the beneficial ownership of common stock as of March 20, 2026 for (i) each named executive officer set forth in the Summary Compensation Table below, (ii) each of the Company's directors and nominees, (iii) all of the Company's current executive officers and directors as a group, and (iv) each person known by the Company to be a beneficial owner of more than 5% of our outstanding common stock based solely on our review of the statement of beneficial ownership filed by these persons or entities with the SEC as of the date of such filing. "Beneficial Ownership" is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act. Beneficial ownership includes those shares of common stock held by someone who has investment and/or voting authority over such shares or has the right to acquire such shares within 60 days.

Name	Shares Beneficially Owned(1)	Percent of Class(2)
Executive Officers, Directors and Nominees		
Harsha V. Agadi	222,682	*
Ryan G. Ezell	158,966	*
J. Bond Clement	92,489	*
Michael J. Fucci	83,144	*
Lisa Mayr	73,035	*
Evan R. Farber	60,895	*
Matthew D. Wilks (3)	217,792	*
Amy E. Blakeway (4)	7,573	*
Katie Hill	—	*
Kevin McDonald	—	*
All executive officers and directors as a group (8 persons)	916,576	2.4%
5% Beneficial Owners		
ProFrac Holdings, LLC (5)	23,244,721	60.6%

* Less than 1%.

(1) *Except as otherwise disclosed, the persons named in the table have sole voting and investment power of all shares of common stock which are beneficially owned by them. None of the current executive officers or directors have pledged shares.*

(2) *Based on 36,174,338 shares of common stock outstanding as of March 20, 2026. Total shares outstanding includes shares of restricted stock subject to forfeiture conditions.*

(3) *Information based upon the Form 4 filed with the SEC on May 16, 2025 by Mr. Wilks. Mr. Wilks as VP - Investments of THRC Holdings, LP, may be deemed to exercise voting and investment power over 157,792 of these shares, which are directly owned by THRC Holdings, LP, a Texas limited partnership, and therefore Mr. Wilks may be deemed to beneficially own these shares. Mr. Wilks is the manager of JCMWZ, LLC, which holds 60,000 of these shares. Mr. Wilks disclaims beneficial ownership of these shares except to the extent of his respective pecuniary interest therein.*

(4) *Ms. Blakeway departed the Company on November 13, 2025.*

(5) *Information based upon the Schedule 13D/A filed with the SEC on May 29, 2025 (the "Schedule 13D/A") by ProFrac Holding Corp., ProFrac Holdings, ProFrac Holdings II and ProFrac GDM (the "Reporting Persons"). Consists of (i) 2,184,140 shares of common stock issuable to ProFrac Holdings II upon exercise of the PreFunded Warrants issued to ProFrac Holdings II on June 21, 2022, (ii) 15,060,581 shares of common stock directly owned by ProFrac Holdings II and (iii) 6,000,000 shares of common stock directly owned by ProFrac GDM. ProFrac Holdings is a wholly owned, indirect subsidiary of ProFrac. ProFrac Holdings is the sole member of ProFrac Holdings II. ProFrac GDM is a wholly-owned, indirect subsidiary of ProFrac Holdings II. As a*

result, each of ProFrac and ProFrac Holdings may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by each of ProFrac Holdings II and ProFrac GDM, and ProFrac Holdings II may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by ProFrac GDM. The address of the foregoing is 333 Shops Blvd., Suite 301, Willow Park, Texas 76087.

ITEM 2: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

We are providing our shareholders with an opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K and in accordance with the SEC's rules. This proposal, which may be referred to as a "say-on-pay" proposal, is required by Section 14A of the Exchange Act, which was put in place by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. We must provide this opportunity to our shareholders at least once every three years. The Board has determined to provide this opportunity on an annual basis.

Shareholders are urged to read "—Compensation Overview and Strategy" below, which discusses in detail how our compensation policies and procedures implement our compensation philosophy, and to refer to the related executive compensation tables. The compensation of our named executive officers is based on a philosophy that ties a substantial portion of an executive's compensation to our attainment of financial and other performance measures that, our Board believes, promote the creation of long-term stockholder value and position our Company for long-term success. As described more fully in the "—Compensation Overview and Strategy," the mix of fixed and performance-based compensation, as well as the terms of cash bonuses and long-term equity incentive awards are designed to enable our Company to attract and maintain top talent while, at the same time, creating a close relationship between our Company's performance and overall shareholder return and the named executive officers' compensation. Our Compensation Committee and Board believe that the philosophy of the program, and hence the compensation awarded to named executive officers under the current program, fulfill these objectives.

The Board is asking our shareholders to approve the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. Though this proposal calls for a non-binding advisory vote, our Board and Compensation Committee value the opinions of our shareholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

In view of the foregoing, our shareholders will vote on the following resolution at the Meeting: "RESOLVED, that the Company's shareholders hereby approve, on an advisory basis, the compensation of the named executive officers of the Company as disclosed in the Company's Proxy Statement for the 2026 Annual Shareholders Meeting in accordance with the Securities and Exchange Commission's compensation disclosure rules."

Vote Required

Approval of Item 2 requires the affirmative vote of a majority of the total votes cast with respect to this item at the Meeting. This means that the votes that our shareholders cast "for" this proposal must exceed the votes that our shareholders cast "against" this proposal. Abstentions and broker non-votes will not be taken into account in determining the outcome of this item.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RESOLUTION APPROVING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

Compensation Overview and Strategy

Named Executive Officer Compensation

Our executive compensation program is designed to attract and retain executive talent, motivate and incentivize our executive officers to achieve individual and business performance goals and align incentives of our executive officers with the interests of our shareholders.

Our Compensation Committee is responsible for establishing, implementing and monitoring our compensation program. Each year the Compensation Committee evaluates the design of executive compensation within the context of Company performance, strategic priorities and market expectations. Through this process, the Committee, utilizing input provided by an independent compensation consultant, determines the appropriate mix of cash and non-cash compensation and short- and long-term incentive compensation for our executive officers in order to reward near-term performance and to encourage commitment to our long-range goals. The Compensation Committee may form and delegate authority to subcommittees as appropriate. Historically, the Compensation Committee has considered input from the CEO regarding the compensation program for the non-CEO executive officers. However, the Compensation Committee makes the final determination of all elements of named executive officer compensation.

Our program is designed with a strong emphasis on both short-term and multi-year performance, with substantial weighting of total compensation based upon variable compensation. As discussed in more detail below, for 2025, performance-based criteria were heavily considered in determining awards under both short- and long-term compensation programs to better align compensation of named executive officers with achievement of Company goals and objectives aimed at increasing shareholder value.

During 2025, our named executive officer compensation program included the elements highlighted below:

Compensation Element	Objective	Key Features
Base Salary	Provides regular income, reflecting scope of responsibilities, job characteristics, leadership skills and experience.	Reviewed annually based on individual performance. While base salary is not performance-based, annual increases are not guaranteed.
Short-Term Incentives	Rewards contributions to achievement of annual targets and individual performance, with a focus on key financial indicators.	Compensation Committee determines performance metrics to align awards with short-term goals.
Long-Term Incentives	Correlates pay with shareholder value and aligns executives with value increases; promotes retention in the competitive energy market.	Gives incentive for performance over the long term with a combination of time vesting and vesting tied to performance conditions.

Named executive officers are eligible to participate in our employee benefit plans, including medical, dental and vision care programs, Company-paid accidental death, dismemberment, and life insurance and our 401(k) plan, on the same basis as other employees. We have historically matched 401(k) contributions at certain percentage levels for all employees including our named executive officers. Executive officers are also permitted to participate in our employee stock purchase plan up to the annual limit.

Executive Officers

Our executive officers serve at the pleasure of our Board of Directors and are subject to annual appointment by the Board at its first meeting following the annual meeting of stockholders. The following are the biographies of each of our current executive officers (other than Dr. Ezell, whose biography is presented above with the directors' biographies) as of March 26, 2026.

J. Bond Clement	Chief Financial Officer
	Age: 54



EXPERIENCE & QUALIFICATIONS

- Chief Financial Officer of Flotek Inc. (December 2022—current)
- Chief Financial Officer of Donovan Marine, Inc. (September 2021—December 2022)
- Executive Vice President and Chief Financial Officer at PetroQuest Energy (2009—2021)
- Various accounting and finance related management roles at Freeport McMoRan, Inc., Stone Energy and PetroQuest Energy (1996—2009)
- Arthur Andersen LLP (1993—1996)
- CPA (inactive)

PHILANTHROPY & PUBLIC SERVICE

- Former Board member and Treasurer of New Hope Community Development of Acadiana

EDUCATION

- Bachelor of Science in Accounting, cum laude, Louisiana State University

COMPANY ROLES

- Chief Financial Officer since December 2022

Christina M. Ibrahim	SVP, General Counsel, Chief Compliance Officer & Corporate Secretary
	Age: 58



EXPERIENCE & QUALIFICATIONS

- SVP, General Counsel, Chief Compliance Officer & Corporate Secretary of Flotek Industries, Inc. (March 2026—present)
- SVP, General Counsel, Chief Compliance Officer & Corporate Secretary of Select Water Solutions, Inc. (2023—2025)
- General Counsel & Chief Administrative/ Operating Officer of Avalon Investment & Advisory (2021—2023)
- Executive Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary, Weatherford International Plc. (2015—2020)
- PDC Energy, Director, Chair Nominating and Governance Committee (2018—2021)
- Vice President, Chief Commercial Counsel & Corporate Secretary, Halliburton (1997—2015)

PHILANTHROPY & PUBLIC SERVICE

- Board Member, Society of Corporate Governance
- Member of Circle of Red Houston, American Heart Association
- Former Board Member Houston Area Women's Center

EDUCATION

- Bachelor of Science in Business Management & Finance, Virginia Tech
- Juris Doctorate, magna cum laude, Thurgood Marshall School of Law

COMPANY ROLES

- SVP, General Counsel, Chief Compliance Officer & Corporate Secretary since March 2026

2025 Executive Officer Compensation

Named Executive Officers

Our named executive officers ("NEO") for 2025 were as follows:

- Ryan G. Ezell, Chief Executive Officer and President

- J. Bond Clement, Chief Financial Officer

- Amy E. Blakeway, former Senior Vice President, General Counsel and Corporate Secretary

Dr. Ezell, Mr. Clement and Ms. Blakeway (collectively the "NEOs") were eligible to participate in the 2025 compensation programs discussed below. Ms. Blakeway departed from the Company on November 13, 2025 and her departure was considered a termination for convenience. See "- Employment Agreements; Terminations and Change-in Control Arrangements" below for a further discussion regarding the severance benefits provided under Ms. Blakeway's employment agreement.

Base Salary

The Compensation Committee reviews base salaries annually for the NEOs considering several factors including the relationship of base salaries paid within the Company, individual experience, Company performance as well as the range of base salaries for similar positions contained within published data. During 2024, the Compensation Committee retained the base salaries of $550,000 for Dr. Ezell and $400,000 for Mr. Clement. Ms. Blakeway was hired in March 2024 with a base salary of $300,000. In March 2025, the Compensation Committee reviewed the base salaries for each of the NEOs and approved a cost of living adjustment of 3% as follows:

- Dr. Ezell from $550,000 to $566,500

- Mr. Clement from $400,000 to $412,000

- Ms. Blakeway from $300,000 to $309,000

Short-Term Incentive Program
Historically, the short-term incentive program has incorporated financial and individual performance metrics designed to reward NEOs based on Company and/or individual performance, as determined by the Compensation Committee.

2025 Plan

For 2025, Dr. Ezell and Mr. Clement each had an annual target bonus equal to 100% of base salary. Ms. Blakeway's annual target bonus for 2025 was 50% of base salary. The Compensation Committee established four quantitative performance metrics to be used as the primary determinants of short-term incentive awards for the NEOs. These performance metrics were measured against the Company's 2025 budget as approved by the Compensation Committee in January 2025, which was adjusted in May 2025 to include the forecasted impact of the PWRtek asset acquisition that closed in April 2025. The performance metrics for 2025 were as follows:

Performance Metric	Weighting
Related party revenue	15%
Non-related party revenue	25%
Data Analytics Revenue	25%
Adjusted EBITDA	35%

During 2025, the Company exceeded the performance metric requirements for related party revenue, non-related party revenue and Adjusted EBITDA under the adjusted budget. Data Analytics revenue achieved 93% of the adjusted budget. Adjusted EBITDA is the sum of net income, interest expense, depreciation and amortization expense, tax expense, non-cash amortization of contract assets and certain other non-cash or non-recurring items. Please refer to the reconciliations of this non-GAAP metric to the nearest comparable GAAP metric contained in our Form 8-Ks filed with the SEC with respect to our quarterly earnings releases.

In addition to the quantitative performance metrics above, the Compensation Committee also considered the following 2025 accomplishments in evaluating awards under the 2025 short-term incentive program:

- No reportable safety or lost-time incidents;

- Achieved 93rd percentile ranking on Total Shareholder Return as measured against the Russell 2000 Oil and Gas Equipment & Services Companies;

- 81% increase in the Company's stock price during 2025;

- 190% increase in the Company's net income during 2025; and

- Successful closing and integration of the PWRtek asset acquisition.

After considering the positive shareholder impact relating to the above operational and financial accomplishments, as well as results with respect to the four quantitative performance metrics, the Compensation Committee determined that the Company achieved a bonus award equal to 117% of the 2025 named executive officers' target bonus. As a result, the Compensation Committee approved the following awards to the NEOs under the 2025 short-term incentive program:

Name	Target Bonus	Actual Bonus	% of Target Bonus
Ryan G. Ezell	$566,500	$662,805	117%
J. Bond Clement	$412,000	$482,040	117%
Amy Blakeway (1)	$141,625	$165,701	117%

(1) Ms. Blakeway's 2025 bonus award was paid in connection with her severance benefits in her employment contract as her departure was considered a termination for convenience. The bonus payment is pro-rated to reflect her partial year of service during 2025.

2024 Plan

For 2024, Dr. Ezell and Mr. Clement each had an annual target bonus equal to 100% of base salary and Ms. Blakeway had an annual bonus target equal to 50% of base salary.   The Compensation Committee established four quantitative performance metrics to be used as the primary determinants of short-term incentive awards for the NEOs.   These performance metrics were measured against the Company's 2024 budget as approved by the Compensation Committee in December 2023, as well as an updated forecast provided to the Compensation Committee in January 2024.   The performance metrics for 2024 were as follows:

	Weighting
Adjusted Revenue	20%
Data Analytics Revenue	25%
Adjusted Gross Margin	25%
Adjusted EBITDA	30%

During 2024, the Company met the performance metric requirement for Adjusted Revenue under the January 2024 forecast and the Company exceeded the performance metric requirements for Adjusted Gross Margin and Adjusted EBITDA under both the December 2023 budget and the January 2024 forecast. The Company did not meet the performance metric for Data Analytics revenue under either the December 2023 budget or the January 2024 forecast.

Adjusted Revenue is a non-GAAP metric that adds back non-cash amortization of contract assets to GAAP revenue. Adjusted Gross Margin is a non-GAAP metric that adds back non-cash amortization of contract assets and certain other non-cash items to GAAP gross margin. Adjusted EBITDA is the sum of net income, interest expense, depreciation and amortization expense, tax expense, non-cash amortization of contract assets and certain other non-cash or non-recurring items. Please refer to the reconciliations of these non-GAAP metrics to the nearest comparable GAAP metrics contained in our Form 8-Ks filed with the SEC with respect to our quarterly earnings releases.

In addition to the quantitative performance metrics above, the Compensation Committee also considered the following 2024 accomplishments in evaluating awards under the 2024 short-term incentive program:

- No lost time incidents or recordable spills;
- 143% increase in the Company's stock price;
- Addition to the Russell Microcap® Index;
- Approximately $20 million increase in net income from 2023 (excluding 2023 non-cash gains);
- Approximately 11% reduction in general and administrative expenses; and
- Expansion of asset-based loan facility at improved interest rate.

After considering the significant operational and financial accomplishments made during 2024 as outlined above, as well as results with respect to the quantitative performance metrics, the Compensation

Committee determined that the Company achieved a bonus award equal to 90% of the NEOs' target bonus.

As a result, the Compensation Committee approved the following awards to the NEOs under the 2024 short-term incentive program:

Name	Target Bonus	Actual Bonus	% of Target Bonus
Ryan G. Ezell	$550,000	$495,000	90%
J. Bond Clement	$400,000	$360,000	90%
Amy E. Blakeway (1)	$150,000	$112,500	90%

(1) Ms. Blakeway's 2024 bonus award was prorated to reflect her partial year of service during 2024.

Long-Term Incentive Program

The long-term incentive program is designed to use equity awards to drive sustained performance and align executive compensation with shareholder returns. In 2025 and 2024, grants consisted of a combination of performance-based and time-vested awards, promoting the achievement of value-creating objectives and supporting long-term executive retention.

2025 Grants

For 2025, the Compensation Committee approved grants of time vested and performance-based restricted stock units. Time vested restricted stock units vest ratably over a three year period. The allocation of 2025 grants made to the NEOs during 2025 was as follows:

Name	Time-Vested Awards	Performance-Based Awards
Ryan G. Ezell	39,532	51,678
J. Bond Clement	17,969	26,066
Amy E. Blakeway (1)	—	4,049

(1) As a result of Ms. Blakeway's departure in November 2025, these awards were forfeited.

Performance-based restricted stock units granted during 2025 included 12,146, 8,097 and 4,049 units granted to Dr. Ezell, Mr. Clement and Ms. Blakeway, respectively, which were subject to a performance condition requiring the assets acquired in the PWRtek transaction to materially achieve projections as presented to the Board of Directors in connection with the evaluation to enter the transaction. Through its review of the Company's fiscal year 2025 results, the Compensation Committee determined that the Company had materially achieved the projections. Final vesting of these units is subject to continued employment through May 16, 2026.

With regard to the remainder of the performance-based restricted stock units granted to Dr. Ezell and Mr. Clement during 2025, 50% are subject to a performance condition tied to the Company's total shareholder return ("TSR") relative to the Russell 2000 Index – Oil Equipment and Services, measured over a performance period of January 1, 2026 through December 31, 2027, subject to continued employment through the date that the determination is made. Performance units tied to TSR are subject to the following performance levels:

Performance Level	Target Performance Objective	Portion of Award to Vest
Below threshold	< 25th %	0%
Threshold	25th %	50%
Target	50th %	100%
Stretch	75th %	150%*

*If absolute TSR is negative, awards are limited to 100% if performance exceeds 50th percentile

The other 50% of the performance-based restricted stock units granted to Dr. Ezell and Mr. Clement during 2025 are subject to achieving a 2026 adjusted EBITDA threshold as compared to 2025, subject to continued employment through December 31, 2027. If the performance conditions under the grants are not met, the applicable awards will not vest.

2024 Grants

For 2024, the Compensation Committee approved grants of time vested restricted stock units and performance-based restricted stock units. Time vested restricted stock units vest ratably over a three year period. The allocation of 2024 grants made to the NEOs was as follows:

Name	Time-Vested Awards	Performance-Based Awards
Ryan G. Ezell	60,000	60,000
J. Bond Clement	30,000	30,000
Amy E. Blakeway	12,000	12,000

Half of the performance-based restricted stock units were subject to a vesting condition based on achieving a 2025 adjusted EBITDA threshold and the other half of the performance-based restricted stock units were subject to a share price vesting condition. Both performance conditions have been met.

Independent Compensation Consultant

The Compensation Committee periodically utilizes the services of compensation consultants related to matters of executive compensation. In 2024, Pay Governance provided market pay analyses and reviewed annual and long-term incentive design with the Compensation Committee. During 2025, the Compensation Committee engaged Meridian Compensation Partners ("Meridian") to act as its independent compensation advisor regarding all matters concerning the Company's compensation philosophy, including annual and long-term incentive plan design. In connection with this engagement, Meridian provided the Compensation Committee with an executive compensation benchmarking study evaluating the Company's compensation practices, including a holistic analysis of the Company's NEO compensation, as compared to a representative peer group. In compliance with SEC rules, the Compensation Committee has assessed the independence of Pay Governance and Meridian and concluded that no conflict of interest exists that would prevent Pay Governance or Meridian from independently representing the Compensation Committee. Each of Meridian and Pay Governance periodically provides certain administrative services, the value of which was less than $120,000 per year during 2025 and 2024, respectively.

Employment Agreements; Terminations and Change-in Control Arrangements

A brief summary of the employment agreements of our NEOs is as follows:

Ryan G. Ezell - Employment Agreement

In connection with his appointment to Chief Executive Officer, Dr. Ezell entered into an employment agreement with the Company on June 7, 2023. Under the terms of the agreement, Dr. Ezell is paid a base salary of $566,500 annually and is eligible for an annual bonus with a target amount of 100% of base salary. In the event that Dr. Ezell's employment is terminated without "cause" or for "good reason," Dr. Ezell, upon execution and delivery of a suitable release agreement, will be eligible to receive severance benefits equal to 18 months of Dr. Ezell's base salary (payable over 18 months) plus a pro-rata portion of Dr. Ezell's annual bonus for the year of termination (determined and paid in the normal bonus cycle), and reimbursement of the difference between the amount Dr. Ezell pays for COBRA premiums and the amount similarly situated employees of the Company would pay for such coverage for up to 18 months. In addition, if such termination occurs within 18 months of a "change of control," all unvested equity awards shall become fully vested immediately prior to such termination. Dr. Ezell's unvested equity awards will continue to vest if he is terminated without "cause" or for "good reason." For a full description of Dr. Ezell's employment agreement, please see the Company's Current Report on Form 8-K filed with the SEC on June 8, 2023.

J. Bond Clement - Employment Agreement

Mr. Clement entered into an employment agreement with the Company on December 19, 2022. Under the terms of the agreement, Mr. Clement is paid a base salary of $412,000 annually and is eligible for an annual bonus with a target amount of 100% of base salary. Mr. Clement will be eligible to receive severance equal to Mr. Clement's base salary (payable over 12 months) plus a pro-rata portion of Mr. Clement's annual bonus for the year of termination (determined and paid in the normal bonus cycle), and reimbursement of the difference between the amount Mr. Clement pays for COBRA premiums and the amount similarly situated employees of the Company would pay for such coverage for up to 12 months. In addition, if such termination occurs within 18 months of a "change of control," all unvested equity awards shall become fully vested immediately prior to such termination. For a full description of Mr. Clement's employment agreement, please see the Company's Current Report on Form 8-K filed with the SEC on December 19, 2022.

Amy E. Blakeway – Employment Agreement

Ms. Blakeway entered into an employment agreement with the Company on March 1, 2024. In connection with her departure in November 2025, which was treated as a termination for convenience, Ms. Blakeway is being paid the severance benefits under her employment agreement including severance equal to her base salary (payable over 12 months) plus a pro-rata portion of her annual bonus for the year of termination (determined and paid in the normal bonus cycle), and reimbursement of the difference between the amount she would pay for COBRA premiums and the amount similarly situated employees of the Company would pay for such coverage for up to 12 months. Ms. Blakeway's employment agreement is filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K filed with the SEC on March 16, 2026.

Other Policies, Guidelines and Practices Related to Executive Compensation

Clawback Policy

The Board, upon the recommendation of the Compensation Committee, has adopted, in accordance with the applicable rules and regulations of the NYSE and SEC, a policy to provide for the recovery of erroneously awarded incentive-based compensation from executive officers (the "Clawback Policy"). Our Clawback Policy generally provides that we will demand the repayment or return (to the extent permitted by governing law) of any portion of a performance-based cash or performance-based stock or similar bonus where: the payment was predicated upon the achievement of certain financial measurements that were subsequently the subject of a restatement and a lower payment would have been made to the employee based upon the restated financial results. In each of these instances, the Compensation Committee will have the discretion to determine the appropriate means to recover the erroneously awarded compensation, including without limitation: (a) seeking reimbursement of all or part of any cash or equity-based award, (b) canceling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) canceling or offsetting against any planned future cash or equity-based awards, (d) causing the forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder, and (e) any other method authorized by applicable law or contract. In addition, certain of our executive contracts allow the Company to enact claw back policies with retroactive effect (applicable to all forms of compensation) and are subject to any claw back policies enacted by applicable law or a securities exchange.

Tax Gross-Ups on Severance

There were no tax gross-ups on any payments to executives, including severance payments during 2025 or 2024.

Accounting for Stock-Based Compensation

The Company accounts for stock-based payments in accordance with the requirements of Accounting Standards Codification (ASC) Topic 718, "Stock Compensation." Equity-based compensation is expensed over the requisite service period pursuant to the grant award terms. The Company considers the expense associated with stock-based incentive awards when granting such awards.

Section 409A

To the extent we permit executives to defer compensation or we commit to deliver compensation at a later date than when earned and vested, we make every attempt to meet the requirements of Section 409A of the Internal Revenue Code (the "Code"). Failure to satisfy the Section 409A requirements could subject the executives receiving deferred compensation to a 20% excise tax.

Summary Compensation Table

The following table provides summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2025 and 2024:

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	Option Awards	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Ryan G. Ezell – *Chief Executive Officer*	2025	$ 561,994	$ —	$ 1,356,750	$ —	$ 662,805	$ 22,827	$2,604,376
	2024	$ 550,000	$ —	$ 567,000	$ —	$ 495,000	$ 48,262	$1,660,262
J. Bond Clement - *Chief Financial Officer*	2025	$ 408,723	$ —	$ 656,993	$ —	$ 482,040	$ 9,499	$1,557,255
	2024	$ 400,000	$ —	$ 283,500	$ —	$ 360,000	$ 9,546	$1,053,046
Amy E. Blakeway (5) *Former Senior Vice President, General Counsel and Corporate Secretary*	2025	$ 274,454	$ —	$ 63,326	$ —	$ —	$ 184,597	$ 522,377
	2024	$ 251,538	$ —	$ 138,402	$ —	$ 112,500	$ 490	$ 502,930

(1) Amounts reflected in this column include total annual salary paid during the applicable fiscal year.

(2) The amounts reported in this column reflect the aggregate grant date fair value of restricted stock unit awards granted during the applicable year, if any, computed in accordance with FASB ASC Topic 718, excluding estimated forfeitures. See Note 14, "Stock-Based Compensation and Other Benefit Plans," to the Consolidated Financial Statements included under "Item 8. Financial Statements and Supplementary Data" in the Company's 2025 Form 10-K for additional detail regarding assumptions used to calculate these amounts.

(3) The amounts reported in this column represent annual cash incentive awards based upon the achievement of quantitative performance metrics and qualitative yearly accomplishments. For more information about our executive officers' discretionary bonuses and our short-term incentive program, see the section entitled "—2025 Executive Officer Compensation—Short-Term Incentive Program" above.

(4) In 2025, "All Other Compensation" for Dr. Ezell consisted of 401(k) matching contribution costs, group term life insurance costs, parking expense and $12,745 in golf membership fees; for Mr. Clement consisted of 401(k) matching contribution costs, group term life insurance costs and parking expense; and for Ms. Blakeway consisted of group term life insurance costs, severance payments related to salary and non-equity incentive plan compensation amounts, payout of unused vacation in connection with her departure and $165,701 related to the annual cash incentive award payable pursuant to severance benefits in her employment contract. Amounts in 2024 for Dr. Ezell consisted of 401(k) matching contribution costs, group term life insurance costs, parking expense, a five-year service award, $28,229 in golf membership fees and $10,380 in peer advisory group fees; for Mr. Clement consisted of 401(k) matching contribution costs, group term life insurance costs and parking expense; and for Ms. Blakeway consisted of group term life insurance costs.

(5) Ms. Blakeway was appointed the Company's Senior Vice President, General Counsel and Corporate Secretary on March 1, 2024. Her fiscal year 2024 base salary was set at $300,000 per year. The salary, stock award and non-equity incentive plan compensation amounts for 2024 reported above for Ms. Blakeway are pro-rated reflecting Ms. Blakeway's partial year of service during 2024. Ms. Blakeway departed the Company on November 13, 2025 and the salary amount for 2025 above is pro-rated for partial year of service.

Outstanding Equity Awards

The following table provides information relating to outstanding equity-based awards held by each named executive officer as of December 31, 2025:

Name	Year of Grant	Option Awards					Stock Awards			
		Number of underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option Exercise Price	Option Expiration Date	Number of shares or units of stock that have not vested	Market value of shares of units of stock that have not vested (1)	Equity Incentive plan awards: Number of shares, units or other rights that have not vested	Equity Incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (1)
Ryan G. Ezell	2025 (2)	—	—	— $	—	—	39,532 $	681,136	— $	—
	2025 (3)	—	—	— $	—	—	— $	—	39,532 $	681,136
	2025 (4)	—	—	— $	—	—	— $	—	12,146 $	209,276
	2024 (5)	—	—	— $	—	—	40,000 $	689,200	— $	—
	2024 (6)	—	—	— $	—	—	— $	—	30,000 $	516,900
	2023 (8)	—	—	— $	—	—	4,660 $	80,292	— $	—
J. Bond Clement	2025 (2)	—	—	— $	—	—	17,969 $	309,606	— $	—
	2025 (3)	—	—	— $	—	—	— $	—	17,969 $	309,606
	2025 (4)	—	—	— $	—	—	— $	—	8,097 $	139,511
	2024 (5)	—	—	— $	—	—	20,000 $	344,600	— $	—
	2024 (6)	—	—	— $	—	—	— $	—	15,000 $	258,450
	2023 (7)	—	61,984	— $	3.72	6/7/2023	— $	—	— $	—
	2023 (8)	—	—	— $	—	—	3,388 $	58,375	— $	—
	2022 (9)	—	—	— $	—	—	16,530 $	284,812	— $	—

(1) The market value is based upon the applicable number of shares shown in the table multiplied by $17.23, the closing market price of our stock on December 31, 2025.

(2) Vests ratably over a three-year period on each anniversary of the grant date of November 19, 2025

(3) Fifty percent of this performance-based award is subject to a vesting condition tied to the Company's total shareholder return ("TSR") relative to the Russell 2000 Index – Oil Equipment and Services, measured over a performance period of January 1, 2026 through December 31, 2027, subject to continued employment through the date that the determination is made. Fifty percent of this performance-based award is subject to achieving a 2026 adjusted EBITDA threshold as compared to 2025, as well as a requirement for continuous employment through December 31, 2027.

(4) This performance-based award is subject to a vesting condition requiring the assets acquired in the PWRtek transaction to materially achieve their projected 2025 cash flow contribution as presented to the Board of Directors in connection with the evaluation to enter the transaction. Through its review of the Company's fiscal year 2025 results, in February 2026 the Compensation Committee determined that the Company had materially achieved the projections. Final vesting of these units is subject to continued employment through May 16, 2026.

(5) Vests ratably over a three-year period on each anniversary of the grant date of October 30, 2024.

(6) This performance-based award will vest if, and to the extent, the Company's earnings before interest, taxes, depreciation, and amortization, and certain other adjustments meets or exceeds a certain threshold during the performance period of January 1, 2025 to December 31, 2025. In February 2026, the Compensation Committee determined that this performance condition had been achieved.

(7) Vests if the Company's average closing share price equals or exceeds $18 per share for thirty consecutive trading days at any point during the performance period of June 7, 2023 through June 7, 2033.

(8) Vests ratably over a three-year period on each anniversary of the grant date of December 5, 2023.

(9) Vests ratably over a five-year period on each anniversary of the grant date of December 19, 2022.

Pay Versus Performance (PVP)

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid to our Named Executive Officers (NEOs) and certain financial performance metrics of the Company using a methodology prescribed by the SEC.

Fiscal Year	Summary Compensation Table Total for Mr. Gibson (1)	Summary Compensation Table Total for Mr. Agadi	Summary Compensation Table Total for Dr. Ezell	Compensation Actually Paid to Mr. Gibson	Compensation Actually Paid to Mr. Agadi	Compensation Actually Paid to Dr. Ezell	Average Summary Compensation Table Total for non-PEO NEOs(2)	Average Compensation Actually Paid to non-PEO NEOs(3)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return	Net Income (Loss) ($ millions)
(a)	(b)	(b)	(b)	(c)	(c)	(c)	(d)	(e)	(f)	(g)
2025	n/a	n/a	$ 2,604,377	n/a	n/a	$ 4,269,382	$ 1,039,816	$ 1,877,922	$ 256.40	$ 30.4
2024	n/a	n/a	$ 1,660,262	n/a	n/a	$ 2,675,380	$ 777,988	$ 1,458,457	$ 140.56	$ 10.5
2023	$ 1,568,553	$ 683,050	$ 1,575,345	$ 305,193	$ 531,423	$ 1,539,071	$ 877,526	$ 836,275	$ 57.82	$ 24.7

(1) Mr. Gibson's 2023 compensation includes $1,517,714 in severance payments.

(2) Dr. Ezell served as principal executive officer (PEO) for a portion of 2023 and for 2024 and 2025. Mr. Gibson served as PEO for 2022 and a portion of 2023. Mr. Agadi served as interim PEO for a portion of 2023. Our non-PEO named executive officers (NEOs) included Mr. Clement for 2023, 2024 and 2025, Ms. Blakeway for 2024 and 2025, and Nathan Snoke for 2023.

(3) The following amounts were deducted from / added to Summary Compensation Table (SCT) total compensation in accordance with the SEC-mandated adjustments to calculate Compensation Actually Paid (CAP) to our principal executive officer (PEO) and average CAP to our non-PEO named executive officers. The fair value of equity awards was determined using methodologies and assumptions developed in a manner substantively consistent with those used to determine the grant date fair value of such awards.

PEO SCT Total to CAP Reconciliation for Mr. Gibson

Fiscal Year	2023	2024	2025
SCT Total	$ 1,568,553	N/A	N/A
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	—	N/A	N/A
± Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year	—	N/A	N/A
± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years	—	N/A	N/A
± Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	N/A	N/A
± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	—	N/A	N/A
- Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(1,263,360)	N/A	N/A
+ Dividends or Other Earnings Paid on Stock or Option Awards in the Fiscal Year Prior to the Vesting Date that are not otherwise included in the Total Compensation for the Fiscal Year	—	N/A	N/A
Compensation Actually Paid	$ 305,193	**N/A**	**N/A**

PEO SCT Total to CAP Reconciliation for Mr. Agadi

Fiscal Year		2023	2024	2025
SCT Total	$	683,050	N/A	N/A
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	$	(365,500)	N/A	N/A
± Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year	$	187,497	N/A	N/A
± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years	$	—	N/A	N/A
± Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$	79,931	N/A	N/A
± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$	(53,555)	N/A	N/A
- Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$	—	N/A	N/A
+ Dividends or Other Earnings Paid on Stock or Option Awards in the Fiscal Year Prior to the Vesting Date that are not otherwise included in the Total Compensation for the Fiscal Year	$	—	N/A	N/A
Compensation Actually Paid	**$**	**531,423**	**N/A**	**N/A**

PEO SCT Total to CAP Reconciliation for Dr. Ezell

Fiscal Year		2023		2024		2025
SCT Total	$	1,575,345	$	1,660,262	$	2,604,377
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year		(207,439)		(567,000)		(1,356,750)
± Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year		252,225		1,143,600		1,612,211
± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years		(58,712)		447,327		1,409,477
± Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year		—		—		—
± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year		(22,348)		(6,355)		67
- Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year		—		(2,454)		—
+ Dividends or Other Earnings Paid on Stock or Option Awards in the Fiscal Year Prior to the Vesting Date that are not otherwise included in the Total Compensation for the Fiscal Year		—		—		—
Compensation Actually Paid	**$**	**1,539,071**	**$**	**2,675,380**	**$**	**4,269,382**

Non-PEO NEO Average SCT Total to Average CAP Reconciliation

Fiscal Year		2023		2024		2025
Average SCT Total	$	877,526	$	777,988	$	1,039,816
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year		(215,393)		(210,951)		(360,160)
± Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year		261,360		438,690		388,606
± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years		(86,243)		444,635		890,395
+ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year		—		—		—
± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year		(975)		8,095		11,601
- Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year		—		—		(92,336)
+ Dividends or Other Earnings Paid on Stock or Option Awards in the Fiscal Year Prior to the Vesting Date that are not otherwise included in the Total Compensation for the Fiscal Year		—		—		—
Average Compensation Actually Paid	$	836,275	$	1,458,457	$	1,877,922

CHARTS OF CAP VERSUS PERFORMANCE METRICS

The chart below illustrates the relationship between the PEO and average Non-PEO CAP amounts and the Company's TSR during the period 2023-2025.



The chart below illustrates the relationship between the PEO and Non-PEO CAP amounts and the Company's Net Income (Loss) during the period 2023-2025.



ITEM 3: RATIFICATION OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Audit Committee engaged KPMG LLP ("KPMG") as the Company's independent registered public accounting firm on June 29, 2021 and has approved retaining KPMG as the Company's independent registered public accounting firm for the year ending December 31, 2026. The Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and those of our shareholders. The Audit Committee annually reviews the performance of our independent registered public accounting firm and the fees charged for their services. Based upon the Audit Committee's analysis of this information, the Audit Committee will determine which registered independent public accounting firm to engage to perform our annual audit each year.

KPMG billed or will bill the Company and its subsidiaries fees as set forth in the table below for (i) the audits of the Company's 2025 annual financial statements and internal control over financial reporting and the 2024 annual financial statements, (ii) the reviews for first, second and third quarter 2025 and 2024 quarterly financial statements and review of other documents filed with the SEC, and (iii) other work performed by KPMG.

	2025 (1)	2024 (1)
Audit fees	$ 1,547,391	$ 711,552
Audit-related fees (2)	155,750	157,250
Tax fees	—	—
All other fees	—	—
Total	$ 1,703,141	$ 868,802

(1) Amounts for 2025 and 2024 include audit fees and audit-related fees; no tax or other fees were paid to KPMG in 2025 and 2024.

(2) Audit-related fees include fees of $65,000 in 2025 and $92,000 in 2024 to support the audit of ProFrac Holdings for which the Company is reimbursed by ProFrac Holdings.

Fees included in "audit fees" in the table above are fees associated with the annual audit, including reviews of the Company's Form 10-Q filings. Fees included in "audit-related fees" in the table above are primarily for professional services not directly related to the Company's annual financial statements, including professional services provided in connection with various registration statements, debt offerings, the audit of ProFrac Holdings (for which the Company is reimbursed by ProFrac Holdings) and other similar matters. Representatives of KPMG are expected to be at the Meeting with the opportunity to make a statement if they desire, and to take questions from shareholders.

Pre-Approval Policy

Under applicable SEC rules, except for the ability to designate a portion of this responsibility as described below, the full Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accounting firm in order to ensure that they do not impair the auditors' independence from the Company. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee, and if it does, the decisions of that member must be presented to the full Audit

Committee at its next scheduled meeting. The SEC's rules specify the types of non-audit services that an independent auditor may not provide to its audit client and establish the Audit Committee's responsibility for administration of the engagement of the independent registered public accounting firm.

Consistent with the SEC's rules, the Audit Committee Charter requires that the Audit Committee review and pre-approve all audit services and permitted non-audit services provided by the independent registered public accounting firm to Company or any of its subsidiaries, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Committee prior the completion of the audit. During 2025 and 2024, all fees were pre-approved by the Audit Committee.

Report of the Audit Committee

Management is responsible for the preparation of the Company's financial statements and its financial reporting processes, including the systems of internal controls and disclosure controls and procedures. KPMG LLP, the Company's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's financial statements to generally accepted accounting principles in the United States and the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board. The Audit Committee's responsibility is to monitor and oversee these processes.

KPMG provided the Audit Committee with a written statement describing all the relationships between the auditors and the Company that might bear on the auditors' independence. The Audit Committee also discussed with the auditors any relationships that may impact the independence of the auditors. The Audit Committee reviewed and discussed with the independent auditors all communications required to be discussed by applicable requirements of the PCAOB and the SEC, including those described in PCAOB Auditing Standard No. 1301, "Communications with Audit Committees."

The Audit Committee reviewed the Company's audited financial statements as of and for the year ended December 31, 2025 and discussed them with management and the independent auditors. Based on such review and discussions described in this report, the Audit Committee recommended to the Board, and the Board subsequently approved the recommendation, that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

Respectfully submitted by the Audit Committee of the Board of Directors of Flotek,

Lisa Mayr (Chair)
Evan R. Farber
Michael J. Fucci

This report of the Audit Committee shall not be deemed "soliciting material," or to be "filed" with the SEC or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically request that the information be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933 (the "Securities Act") or the Exchange Act. Further, this report will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act except to the extent that we specifically incorporate this report by reference.

52

Vote Required

Approval of Item 3 requires the affirmative vote of a majority of the total votes cast with respect to this item at the Meeting. This means that the votes that our shareholders cast "for" this proposal must exceed the votes that our shareholders cast "against" this proposal. Abstentions and broker non-votes will not be taken into account in determining the outcome of this item.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ITEM 3 TO RATIFY THE SELECTION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2026.

OTHER MATTERS

The Board is not aware of any other matters that may come before the Meeting. However, the proxies may be voted with discretionary authority with respect to any other matters that may properly come before the Meeting.

Stockholder Communications

Stockholders and interested parties who wish to communicate with the Board, or with any individual director, may do so by correspondence addressed to the Board, or to an individual director, at the principal executive offices of the Company at 5775 N. Sam Houston Parkway W., Suite 400, Houston, TX 77086. All such communications received from stockholders are sent directly to Board members.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires certain officers, directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC and further requires us to identify in this Proxy Statement those officers, directors and persons who failed to timely file such a report. Based solely on our review of these forms or written representations from such officers, directors and persons who own more than 10% of our common stock, we believe that all Section 16(a) filing requirements were met with respect to the 2025 fiscal year, except for Mr. Wilks who filed a Form 3 after its required due date.

Copy of the Company's 2025 Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Annual Report"), including the financial statements and the financial statement schedules, if any, but not including exhibits, will be furnished at no charge to a shareholder upon the written request of such person addressed by mail to 5775 N. Sam Houston Parkway W., Suite 400, Houston, TX 77086, Attention: Corporate Secretary or by email to ir@flotekind.com. In addition, a copy of the 2025 Annual Report is available on our website under Investor Relations at https://ir.flotekind.com/sec-filings.

Householding of Proxy Materials

The SEC permits a single set of notices, annual reports, and proxy statements to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses.

A number of brokerage firms have instituted householding. As a result, if you hold your shares through a broker and you reside at an address at which two or more stockholders reside, you will likely be receiving only one notice, annual report, and proxy statement unless any stockholder at that address has given the broker contrary instructions.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate set of proxy materials, or if you are receiving multiple sets of proxy materials and would like to receive only one, please notify your broker, bank or other nominee if you are a beneficial shareholder or notify us if you are a shareholder of record. Shareholders of record can notify us by sending a written request to 5775 N. Sam Houston Parkway W., Suite 400, Houston, TX 77086, Attn: Corporate Secretary, or by calling (713) 849-9911, and we will promptly deliver any additional proxy materials requested.

Important Dates for 2027 Annual Meeting

Under the Exchange Act, the deadline for submitting shareholder proposals for inclusion in the proxy statement for an annual meeting of the Company is calculated in accordance with Rule 14a-8(e) of Regulation 14A to the Exchange Act. If the proposal is submitted for a regularly scheduled annual meeting, the proposal must be received at the Company's principal executive offices not less than 120 calendar days before the anniversary date of the Company's proxy statement released to the shareholders in connection with the previous year's annual meeting. However, if the Company did not hold an annual meeting the previous year, or if the date of the current year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the Company begins to print and mail its proxy materials. Accordingly, unless the date of the 2027 annual meeting is changed by more than 30 days from the date of the 2026 annual meeting, the deadline for submitting shareholder proposals for inclusion in the proxy statement for the 2026 annual meeting will be December 3, 2026. Shareholder proposals to be presented in person at the 2027 annual meeting must be delivered to, or mailed and received at, the principal executive offices of the Company on or after January 15, 2027 but no later than February 14, 2027; provided, however, that if the date of the 2027 annual meeting is more than 30 days before or more than 60 days after the anniversary date of the 2026 annual meeting, notice must be so delivered, or mailed and received, not later than the 90th day prior to the 2027 annual meeting or, if later, the 10th day following the day on which public disclosure of the date of 2027 annual meeting was first made. Sections 13–15 of Article II of the Second Amended and Restated Bylaws of the Company sets out detailed procedures for shareholder proposals and shareholder proposed director candidates. In addition to satisfying the requirements of our Second Amended and Restated Bylaws, including the notice deadlines set out above and therein, to comply with the universal proxy rules, if you intend to solicit proxies in support of director nominees, other than the Company's nominees, you must also comply with the additional requirements of Rule 14a-19 of the Exchange Act.



SCAN TO
VIEW MATERIALS & VOTE

FLOTEK INDUSTRIES, INC.
ATTN: LEGAL DEPARTMENT
5775 NORTH SAM HOUSTON PKWY WEST, SUITE 400
HOUSTON, TX 77086

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on May 14, 2026 for shares held directly and by 11:59 P.M. ET on May 12, 2026 for shares held in a Plan. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on May 14, 2026 for shares held directly and by 11:59 P.M. ET on May 12, 2026 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V82963-P45127 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FLOTEK INDUSTRIES, INC.

The Board of Directors recommends you vote FOR all of the nominees listed in item 1:

1. ITEM 1: Election of Directors.

Nominees:	**For**	**Against**	**Abstain**
1a. Harsha V. Agadi	☐	☐	☐
1b. Ryan G. Ezell	☐	☐	☐
1c. Evan R. Farber	☐	☐	☐
1d. Michael J. Fucci	☐	☐	☐
1e. Katie Hill	☐	☐	☐
1f. Kevin M. McDonald	☐	☐	☐
1g. Matthew D. Wilks	☐	☐	☐

The Board of Directors recommends you vote FOR items 2 and 3:	**For**	**Against**	**Abstain**
2. ITEM 2: Advisory vote to approve named executive officer compensation.	☐	☐	☐
3. ITEM 3: Ratification of appointment of KPMG LLP as independent auditor for 2026.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com

V82964-P45127

PROXY
FLOTEK INDUSTRIES, INC.
2026 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 15, 2026

The undersigned shareholder of FLOTEK INDUSTRIES, INC. (the "Company") hereby appoints J. Bond Clement, Chief Financial Officer of the Company, and Christina M. Ibrahim, Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary of the Company, and each of them, as proxyholders and attorneys-in-fact for and on his, her or its behalf, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on May 15, 2026 at 10:00 AM Central Time at the Company's headquarters, located at 5775 North Sam Houston Pkwy West, Suite 400, Houston, TX 77086 and at every adjournment or postponement thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting, or any adjournment or postponement thereof. The shareholder hereby directs the proxyholder to vote the securities of the Company of the undersigned it is entitled to vote as specified herein.

This proxy is being solicited by the Board of Directors. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations and in the proxyholder's discretion on any other matters that are properly presented at the Meeting or any adjournment or postponement thereof.

Continued and to be signed on reverse side